SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2016

OR

[ ]        Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to ____________.

Commission file number 001-02979
_______________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Wells Fargo & Company 401(k) Plan
c/o Wells Fargo & Company
Sixth and Marquette
Minneapolis, MN 55479

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

(a)
The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2016 and 2015
Notes to Financial Statements

Supplemental Schedules:

Schedule G, Part III - Schedule of Nonexempt Transactions for the year ended December 31, 2016
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016
Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2016

(b)	The following Exhibit is filed as part of this Annual Report on Form 11-K:

(23)        Consent of Independent Registered Public Accounting Firm.

WELLS FARGO & COMPANY 401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2016 and 2015
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
The Audit and Examination Committee
Wells Fargo & Company 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedules, Schedule G, Part III – Schedule of Nonexempt Transactions for the year ended December 31, 2016, Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016, and Schedule H, line 4j – Schedule of Reportable Transactions for the year ended December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules, is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP
San Francisco, California
June 15, 2017

WELLS FARGO & COMPANY 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015
	2016	2015
Assets:
Investments at fair value (notes 3, 4, and 5):
Wells Fargo ESOP Fund (note 3):
Company common stock:
Allocated	$8,971,697,535	9,635,224,383
Unallocated	606	652
Company convertible preferred stock – unallocated	1,712,154,012	1,726,518,654
Short-term investments:
Allocated	113,638,960	123,731,845
Unallocated	24,579,582	—
	10,822,070,695	11,485,475,534
Wells Fargo Non-ESOP Fund (note 3):
Company common stock	921,630,211	1,036,154,112
Short-term investments	14,831,296	20,894,276
	936,461,507	1,057,048,388
Multi-manager funds:
Collective investment funds	4,962,919,797	4,018,560,763
Mutual funds	2,977,525,544	2,556,699,844
	7,940,445,341	6,575,260,607
Collective investment funds	13,670,572,507	8,164,050,188
Mutual funds	501,546,607	4,538,646,243
Wells Fargo Stable Value Fund
Collective investment funds	554,368,647	387,133,591
Investments at fair value	34,425,465,304	32,207,614,551
Investments at contract value
Wells Fargo Stable Value Fund
Security-backed contracts	3,966,813,473	3,558,529,738
Total investments	38,392,278,777	35,766,144,289
Notes receivable from participants	1,020,030,226	1,002,475,790
Employer match contribution receivable	208,122,591	194,996,148
Employer profit sharing contribution receivable	184,689,887	183,699,566
Other assets	—	1,035,846
Accrued income	207,910	26,266
Total assets	39,805,329,391	37,148,377,905
Liabilities:
ESOP notes payable – unallocated (notes 4 and 13)	(1,565,132,061)	(1,362,056,255)
Excess contributions and earnings payable (notes 2(m) and 15)	(78,250)	(140,641)
Other liability (note 10)	(30,000)	(30,000)
Total liabilities	(1,565,240,311)	(1,362,226,896)
Net assets available for benefits	$38,240,089,080	35,786,151,009

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2016 and 2015
	2016	2015
Investment income:
Net appreciation (depreciation) in fair value of investments	$1,464,456,517	(642,420,002)
Dividends, net of pass-through dividends of $48,723,091
and $49,890,833, respectively	675,793,182	722,004,252
Interest	81,089,935	74,270,464
Total investment income	2,221,339,634	153,854,714
Contributions:
Employer	1,133,518,391	1,138,469,549
Participants, net of excess contributions of $71,039 and
$144,495, respectively	1,612,939,642	1,561,872,121
Total contributions	2,746,458,033	2,700,341,670
Interest income from notes receivable from participants	52,704,801	52,739,619
Other income (note 9)	3,057	1,079,061
Total additions to plan assets	5,020,505,525	2,908,015,064
Benefits paid to participants	(2,529,611,559)	(2,324,539,034)
ESOP interest expense	(36,955,895)	(32,283,727)
Total deductions to plan assets	(2,566,567,454)	(2,356,822,761)
Net increase	2,453,938,071	551,192,303
Net assets available for benefits:
Beginning of year	35,786,151,009	35,234,958,706
End of year	$38,240,089,080	35,786,151,009

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(1)        Description of Plan
The following description of the Wells Fargo & Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan’s provisions.
(a)       General
The Plan is a defined contribution plan with a 401(k) feature sponsored by Wells Fargo & Company (the “Company”, "Wells Fargo" or “Plan Sponsor”). A portion of the Plan invested in Company stock is an Employee Stock Ownership Plan (ESOP). All subsidiaries of the Company with U.S.-based employees are participating employers in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (IRC), as amended. Employees, who satisfy the Plan’s eligibility requirements, become eligible to make salary deferral contributions (before‑tax, Roth, or a combination of both) on the first day of the month following one calendar month of service and are eligible to receive employer matching contributions on the first day of the quarter following the completion of one year of vesting service, subject to other eligibility requirements. Employees are also eligible to receive employer discretionary profit sharing contributions, if awarded by the Company, after completion of one year of vesting service and satisfaction of other eligibility requirements.
The Plan is a safe harbor 401(k) plan under the IRC. As a result, the matching contributions made to the Plan are considered safe harbor matching contributions, and the contributions will automatically satisfy the nondiscrimination testing requirements under IRC section 401(m). In addition, the salary deferral contributions for participants who have at least one year of service will also automatically satisfy the nondiscrimination testing requirements under IRC Section 401(k).
The Plan is administered by the Plan Administrator. The Plan document requires that Company common stock be offered as an available investment option to participants (through the Wells Fargo ESOP Fund and the Wells Fargo Non‑ESOP Fund). The Employee Benefit Review Committee (the “Committee”) has discretion under the Plan to offer additional investment alternatives to participants. Under the terms of a trust agreement between the Company, Wells Fargo Bank, N.A. (the “Trustee”), which is a wholly owned subsidiary of the Company, and the Plan, the Trustee manages the Plan's assets in one or more funds (“Trust”) on behalf of the Plan. Prior to January 1, 2016, the Trustee managed a master trust fund that consisted solely of the Plan’s assets in 2015. GreatBanc Trust Company has been appointed the Independent Fiduciary (the “Independent Fiduciary”) to act as a named fiduciary by the Company for limited purposes in connection with the ESOP provisions of the Plan.
Effective January 1, 2016, the Plan was amended and restated to, in general: (i) update the year to which the reinstatement relates; (ii) insert new or remove old historical references; and (iii) clarify and update various Plan provisions.

Effective January 1, 2015, the Plan was amended and restated to, in general: (i) incorporate all previous separate amendments; (ii) to clarify and update various Plan provisions; (iii) delete provision referring to employer discretionary share award contributions as these types of contributions are no longer made

4(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

to the Plan; and (iv) delete references to special transition rules that took effect on September 1, 2013 for distributions and withdrawals from certain accounts.
A Plan amendment was signed on December 19, 2014, in general, to: (i) amend the Plan document effective June 26, 2013 to comply with regulatory guidance issued as a result of litigation related to the Defense of Marriage Act; (ii) amend the Plan effective April 16, 2014 to add and correct information related to acquired plans; (iii) amend the Plan effective June 25, 2014 to clarify the Committee’s authority related to investment fund options offered within the Plan; (iv) replace Exhibit I regarding Domestic Relations Orders effective January 1, 2015; and (v) modify certain rollover provisions related to Roth contributions effective January 1, 2015.

(b)        Contributions and Vesting
Each year, eligible participants may make salary deferral contributions, subject to certain limitations, from 1% to 50% of their certified compensation, as defined in the Plan. These contributions are matched by the Company in an amount equal to 100% of up to 6% of participants’ annual certified compensation. Participants age 50 or older can make before-tax catch‑up, or Roth catch‑up (or a combination of both) salary deferral contributions each year in accordance with limits set by the Internal Revenue Service (IRS). Catch-up contributions are generally not eligible for employer matching contributions. Participants are fully vested in their salary deferral contributions. The employer matching contributions are automatically invested in the Company’s common stock, and participants can reallocate their Plan account balance, including employer matching contributions, at any time. All actively employed participants in the Plan are fully vested in their employer matching contributions.
The Company may make a discretionary profit sharing contribution to the Plan for a year, which is allocated to eligible participants’ Plan accounts. If such a contribution is to be made for a particular year, the Company will determine the percentage of certified compensation for the year to be contributed for each eligible participant (not to exceed 4% of annual certified compensation). The contribution is invested in the Wells Fargo ESOP Fund or the Wells Fargo Non-ESOP Fund, which are both primarily invested in the Company’s common stock, and becomes 100% vested after three years of service. Participants can transfer out of the Wells Fargo ESOP Fund or the Wells Fargo Non-ESOP Fund into any other investment funds under the 401(k) Plan at any time. For the years ended December 31, 2016 and 2015, the Company made a 1% discretionary contribution totaling $184,689,887 and $183,699,566, respectively.
Plan participants may also elect to rollover distributions from a former employer’s qualified retirement plan or a qualified Individual Retirement Account to the Plan.
(c)        Participant Accounts
Each participant’s Plan account is credited with the participant’s salary deferral contributions; the Company’s matching contributions, and any discretionary profit sharing contributions, which are subject to investment gains and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested Plan account.

5(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(d)        ESOP Plan Notes
As an ESOP, the Plan may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company’s common or preferred stock. The Plan may also purchase the Company’s common stock from entities other than the Company. During 2016 and 2015, the Plan borrowed money from the Company to buy Company preferred stock (note 13).
(e)        Payment of Benefits and Forfeitures
Upon termination of employment, a participant may elect to receive his or her vested Plan account balance as a lump sum or as a partial lump sum distribution. The option of installment payments was only available to participants who commenced installment payments prior to January 1, 2010. Certain participants with grandfathered benefits from plans merged into the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash; however, a participant invested in the Company’s common stock may elect to receive shares of the Company’s common stock in-kind with the value of fractional shares paid in cash. If the participant’s balance is less than $1,000, a distribution is made as a lump sum upon termination, unless the participant elects to rollover their account balance or takes the portion of their account invested in the Company’s common stock in-kind.
While employed, a participant may make withdrawals from his or her Plan account (as allowed under IRS regulations) subject to certain restrictions, as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship. A participant invested in the Company’s common stock may request that the portion of their withdrawal invested in the Company’s common stock be disbursed in-kind with the value of fractional shares paid in cash.
When a participant terminates employment, he or she is entitled to distribution of his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future employer contributions. Forfeitures used to offset employer contributions were approximately $3,521,000 and $2,389,000 for the years ended December 31, 2016 and 2015, respectively. The unallocated forfeiture account balance was approximately $0 for both years ended December 31, 2016 and 2015.

(f)         Notes Receivable from Participants
Two types of participant loans are available under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant’s principal residence, and may not exceed 20 years. Participants may have three loans outstanding at any time with one of those loans being a principal residence loan. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000, less the participant’s outstanding loan balance from all defined contribution plans sponsored by the Company during the preceding 12 months, or (2) 50% of the participant’s total vested account balance in the Plan. The minimum principal amount for any loan is $500. The loan interest rate is a reasonable rate determined by the Plan Administrator. Repayments on loans are generally made through biweekly payroll deductions and are immediately allocated back to the appropriate funds based on the participant’s investment elections. Loans may be repaid in full at any time. As of December 31, 2016, interest rates ranged from 3.25% to 11.50% and loans mature through December 5, 2036.

6(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Upon termination of employment or death, loans must be repaid by the last business day of the calendar quarter following the calendar quarter in which termination or death occurred, or a taxable distribution will be declared.
(g)        ESOP
The Plan purchases Company preferred stock using the proceeds of the ESOP loans. As the Plan makes payments of principal on the loans, an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the employer’s matching contribution is allocated to the participants’ accounts and invested in the Wells Fargo ESOP Fund (note 3).
Participants in the Plan may elect to have cash dividends from Company common stock that is held in their account in the Wells Fargo ESOP Fund to be either reinvested in the Wells Fargo ESOP Fund or distributed to them in cash. Dividends on employer contribution accounts that are reinvested are used to make payments on the loans and an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the dividends are then allocated to the participant’s employer contribution accounts and reinvested in the Wells Fargo ESOP Fund.
Certain participants in the Plan are not eligible to invest in the Wells Fargo ESOP Fund, and employer contributions for these participants are automatically invested in the Company common stock in the Wells Fargo Non-ESOP Fund. Dividends on common stock held in the Wells Fargo Non-ESOP Fund are reinvested in the Wells Fargo Non-ESOP Fund.
(h)        Investment Options
Participants may direct the investment of their salary deferral contributions to the Plan in one or more of 27 investment funds (note 2(b)) in multiples of 1% of each contribution. If a participant does not choose an investment fund, the contributions are invested in the age appropriate Wells Fargo State Street Target Date Fund™. Participants may change their deferral percentage or investment direction at any time.
Employer contributions are automatically invested in Company common stock. Shares of Company common stock contributed by the Company may either be authorized, but previously unissued shares, or shares held by the Company as Treasury shares. Participants have the ability to divest out of the Wells Fargo ESOP Fund or the Wells Fargo Non-ESOP Fund at any time and reinvest in any of the other investment funds.

7(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(2)         Summary of Significant Accounting Policies
(a)        Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
(b)        Investment Funds
As of December 31, 2016, the Trust is comprised of the following 28 investment funds:

Wells Fargo 100% Treasury Money Market Fund	Global Bond Fund
Wells Fargo Stable Value Fund	U.S. Bond Index Fund
Wells Fargo State Street Target Today Fund	Large Cap Value Fund
Wells Fargo State Street Target 2010 Fund	S&P 500 Index Fund
Wells Fargo State Street Target 2015 Fund	Large Cap Growth Fund
Wells Fargo State Street Target 2020 Fund	S&P Mid Cap Index Fund
Wells Fargo State Street Target 2025 Fund	Russell Small Cap Index Fund
Wells Fargo State Street Target 2030 Fund	Small Cap Fund
Wells Fargo State Street Target 2035 Fund	International Index Fund
Wells Fargo State Street Target 2040 Fund	International Equity Fund
Wells Fargo State Street Target 2045 Fund	Emerging Markets Equity Fund
Wells Fargo State Street Target 2050 Fund	NASDAQ 100 Index Fund
Wells Fargo State Street Target 2055 Fund	Wells Fargo ESOP Fund
Wells Fargo State Street Target 2060 Fund	Wells Fargo Non-ESOP Fund
Under the terms of the Trust agreement, the Trustee maintains custody of the 28 funds on behalf of the Plan.
(c)         Administrative Expenses
All costs and expenses of administering the Plan and Trust are paid by the Company, except for certain investment management fees, which are netted against investment returns.
(d)        Fair Value Definition and Hierarchy
Investments are reported at fair value. The Plan bases its fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Their value measurements are based on exit prices and determined by maximizing the use of observable inputs. However, for certain investments the Plan may utilize unobservable inputs in determining fair value due to the lack of observable inputs in the market, which requires greater judgment in measuring fair value.

8(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Assets and liabilities measured at fair value are grouped in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:
•Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

•
Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model‑based valuation techniques, for which all significant assumptions are observable in the market.

•
Level 3 – Valuation is generated from model‑based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, the Plan considers all available information, including observable market data, indications of market liquidity and orderliness, and its understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement to its entirely. If Level 3 inputs are considered significant, the instrument is classified as Level 3. See note 5 for discussion on fair value measurements.
(e)        Investments Valuation and Income Recognition
Securities transactions are recorded on the trade‑date basis. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded in the Trust on the dividend payment date. Net appreciation or (depreciation) includes gains and or losses on investments bought and sold as well as held during the year.
As of December 31, 2016 and 2015, the Plan owned approximately 3.27% and 3.58%, respectively, of the issued common stock of the Company. While the carrying value of these shares is based on the quoted market price, the sale of all such shares, if executed, would of necessity be accomplished over a period of time and may result in a price greater or less than the carrying value. Additionally, the Plan owned 1,439,181 shares and 1,418,917 shares of convertible preferred stock of the Company with a fair value of approximately $1,712 million and $1,726 million as of December 31, 2016 and 2015, respectively. These shares are convertible into additional shares of the Company’s common stock based on the fair value of the common stock as of the date of conversion.
On January 7, 2016, the Plan purchased 1,150,000 shares of 2016 ESOP cumulative convertible preferred stock from the Company for $1,249 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,086 per share as of purchase date, with

9(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

cumulative dividends payable quarterly at an initial annual rate of 9.30%. The note bears interest at 1.70% and is due December 31, 2025.

On March 26, 2015, the Plan purchased 826,598 shares of 2015 ESOP cumulative convertible preferred stock from the Company for $900 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,089 per share as of purchase date with cumulative dividends payable quarterly at an initial annual rate of 8.90%. The note bears interest at 1.48% and is due December 31, 2024.

(f)         Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan and Plan loan rules, as determined by the Plan Administrator.
(g)       Security‑Backed Contracts
(i)     Description
The Wells Fargo Stable Value Fund (the “Stable Value Fund”) primarily invests in security-backed contracts issued by insurance companies and other financial institutions. The Stable Value Fund also invests in Wells Fargo Stable Return Fund G, which has an investment objective similar to that of the Stable Value Fund, and Wells Fargo/BlackRock Short Term Investment Fund S, which invests in highly liquid assets. The Stable Value Fund uses these investments for daily liquidity needs.
A security-backed contract is an investment contract (also known as a synthetic guaranteed investment contract (GIC) or a separate account GIC) issued by an insurance company or other financial institution, backed by a portfolio of bonds. The bond portfolio is either owned directly by the Stable Value Fund or owned by the contract issuer and segregated in a separate account for the benefit of the Stable Value Fund. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third-party custodian. The issuer guarantees that all qualified participant withdrawals will be at contract value. In the case of a full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio. No payments related to the security backed contracts were made by the issuers during the years ended December 31, 2016 and 2015.
Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the Plan’s investment advisor credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability. The Plan requires that the issuers of each investment contract have at least an "A-" rating as of the contract effective date, and that  all underlying portfolio assets be rated investment grade at the time of purchase.

10(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(ii)     Valuation of Investments
Security‑backed contracts are carried at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants when they initiate permitted transactions under the terms of the Plan. The contract rate resets periodically, normally each quarter or semi-annually, using end‑of‑period data. The interest rate disclosed on the supplemental schedule of assets (held at end of year) represents the rate in effect on December 31, 2016. The underlying portfolio assets, the adjustments to contract value, and the accrued interest receivable are shown by contract on the supplemental schedule of assets (held at end of year). The collective investment fund and short‑term investment fund investments are carried at the reported unit value of each fund. The underlying assets may contain issues that are considered illiquid.

(iii)  Withdrawal and Termination Provisions
All security-backed contracts held by the Stable Value Fund are fully benefit responsive, which means withdrawals from these investment contracts may be made at contract value for qualifying benefit payments, including participant‑directed transfers.
Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Stable Value Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. Security-backed contracts are not assignable or transferable without consent of the issuer and have no publicly traded secondary market.
Security-backed contracts that permit the issuer to terminate at fair value generally provide that the Stable Value Fund may elect to convert such termination to an amortization election as described below. In addition, if the Stable Value Fund defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Stable Value Fund will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate contracts’ coverage. Among these are investments outside of the range of investments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the investment contract provider, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Plan to be tax qualified.
Generally, security-backed contracts permit the issuer or investment manager to elect at any time to convert the underlying portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying portfolio on the date of the amortization election. After the effective date of an amortization election, the underlying portfolio must conform to the guidelines agreed upon by the contract issuer and the investment manager for

11(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

the amortization election period. The guidelines are intended to result in the convergence of the contract value and the fair value of the underlying portfolio by the termination date.
Security‑backed contracts also generally provide for withdrawals associated with certain events, which are not in the ordinary course of plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events, which may trigger a market value adjustment; however, such events may include, but not limited to, the following:
•material amendments to the Plan’s structure or administration;
•complete or partial termination of the Plan, including a merger with another plan;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•
the withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans; and

•	the delivery of any communication to Plan participants designed to influence a participant not to invest in the Plan.
At this time, the Stable Value Fund does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
(iv)    Investment Transactions and Interest Income
Investment transactions are accounted for on a trade-date basis. Realized gains and losses within the portfolios underlying the security-backed contracts are determined on the basis of average cost. Interest income, including the amortization of premiums and discounts, is recorded on an accrual basis.
(v)     Unit Issues, Redemptions, Distributions
In accordance with the terms of the Investment Advisory Agreement, the net asset value of the Stable Value Fund is calculated daily, and net investment income and realized and unrealized gains on investments are not distributed, but rather reinvested and reflected in the net asset value of the Stable Value Fund. Units of the Stable Value Fund are issued and redeemed at the current net asset value.

12(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(vi)   Securities Purchased on a Forward-Commitment Basis
Delivery and payment for securities that have been purchased by the portfolios underlying the security-backed contracts of the Stable Value Fund on a when-issued or other forward-commitment basis can take place a month or more after the transaction date. During this period, such securities do not earn interest, are subject to market fluctuation, and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued or other forward-commitment basis may increase the volatility of the portfolios underlying the security-backed contracts if the Stable Value Fund makes such purchases while remaining substantially fully invested.
In connection with its ability to purchase securities on a forward-commitment basis, the Stable Value Fund may enter into mortgage dollar rolls in which the Stable Value Fund sells securities purchased on a forward-commitment basis and simultaneously contracts with a counterparty to repurchase similar (same type, coupon, and maturity), but not identical, securities on a specified future date at a lower purchase price relative to the current market.
(vii)  Securities Sold on a Forward-Commitment Basis
The portfolios underlying the security-backed contracts of the Stable Value Fund may enter into forward sale commitments to hedge portfolio positions or to sell mortgage-backed securities under delayed delivery arrangements. Proceeds of forward sale commitments are not received until the contractual settlement date. During the time a forward sale commitment is outstanding, equivalent deliverable securities or an offsetting forward purchase commitment, deliverable on or before the sale commitment date, is used to satisfy the commitment.
Generally, unsettled forward sale commitments are valued at the current fair value of the underlying securities. The forward sale commitment is “marked-to-market” like other securities in the Stable Value Fund, and the change in fair value is recorded by the portfolios underlying the security-backed contracts as an unrealized gain or loss. If the forward sale commitment is closed through the acquisition of an offsetting purchase commitment, the underlying portfolio realizes a gain or loss. If the underlying portfolio delivers securities under the commitment, the underlying portfolio realizes a gain or a loss from the sale of the securities based upon the fair value established at the effective date of the commitment.
(viii)  Futures Transactions
The Stable Value Fund may use futures contracts to gain or to hedge against broad market or interest rate exposure. In order to gain exposure to or to protect against changes in the market, the portfolios underlying the security-backed contracts of the Stable Value Fund may buy or sell financial futures contracts on any U.S. or foreign exchange. Risks of entering into futures transactions include the possibility that there may be an illiquid market at the time of settlement or that a change in the value of the contract may not correlate with changes in the value of the underlying securities.
Upon entering into a futures contract, the Stable Value Fund is required to deposit either cash or securities in an amount equal to a percentage of the futures contract value (initial margin). Subsequent payments (variation margin) are made or received by the Stable Value Fund each day.

13(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

The variation margin payments reflect the daily changes in the futures contract value and are recorded as unrealized gains and losses. The underlying portfolio recognizes a realized gain or loss when the futures contract is closed or expires. With futures, there is minimal counterparty risk to the Stable Value Fund since futures are exchange traded and the exchange’s clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default.
(ix)   Expenses
The Stable Value Fund pays wrapper contract fees to the security-backed contract issuers to assure contract liquidity for plan participant‑directed withdrawals. Annual investment management fees in 2016 and 2015 were $296,479 and $379,276, respectively, based on separate agreements for various types of instruments.

(h)          Risks and Uncertainties
The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
(i)          Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
(j)        Payment of Benefits
Benefits are recorded when paid.

(k)	Reclassifications
During 2016, management re-evaluated the Plan’s collective investment trust investments as to whether a readily determinable fair value existed in the prior year. Based upon the re-evaluation certain accounting policies and net asset value (NAV) disclosures were revised to indicate such investments being valued based at NAV rather than NAV as a practical expedient.

(l)	New Accounting Pronouncements
The following accounting pronouncements have been adopted in 2016 by the Plan:
FASB issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) in May 2015. ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using NAV per share as a practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair

14(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

value using NAV per share as a practical expedient. The requirements of the standard are effective for reporting periods in fiscal years that begin after December 31, 2016, with early adoption permitted. ASU 2015-07 is to be applied retrospectively. The Plan has elected to adopt ASU 2015-07 early to reduce complexity of reporting requirements. There was no impact on the financial statements or related disclosures as the Plan has no investments where fair value is measured using NAV as a practical expedient.
FASB ASU 2015-12 - Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully-Benefit Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies certain aspects of employee benefit plan accounting. Part III is not relevant to the Plan. Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of asset. The ASU is effective for the fiscal years beginning after December 15, 2015, and was accordingly adopted in the current year with retrospective adoption for the applicable sections. There was no effect to the Plan’s net assets available for benefits, as it only affected the presentation of certain disclosures that are no longer required.

(m)    Excess Contributions and Earnings Payable
Excess contributions and earnings payable represent amounts withheld from participants in excess of IRC limitations that are to be refunded at year-end. As of December 31, 2016 and 2015, $78,250 and $140,641, respectively, of excess contributions and earnings thereon are required to be refunded prior to December 31, of the subsequent year. These amounts were refunded to participants prior to March of the year following the plan year-end. Excess contributions and earnings are netted against contributions and interest income in the statements of changes in net assets available for benefits.
(3)        Wells Fargo ESOP Fund and Wells Fargo Non‑ESOP Fund
The Company’s common and preferred shares held in the Wells Fargo ESOP Fund that were purchased with the proceeds of the ESOP loans from the Company represent leveraged shares. These shares are held in an account called the “Unallocated Reserve.” The leveraged shares are released from the Unallocated Reserve as the ESOP loans are repaid and any preferred leverage shares are converted into Company common stock for allocation to participants’ Plan accounts. The preferred shares are convertible based on the then current market price of the common stock. Such stock is used to provide all or part of the Company matching contributions credited to participants’ accounts (note 1(g)).
Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her Plan account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote all shares of Company common stock held in the Wells Fargo ESOP Fund, Wells Fargo Non‑ESOP Fund and the Unallocated Reserve in proportion to “votes’ cast by participants.

15(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Participants may elect to have dividends on their vested accounts held in the Wells Fargo ESOP Fund paid to them in cash or have the dividends automatically reinvested in additional shares of Company common stock in the Wells Fargo ESOP Fund. The dividend will be automatically reinvested in the Plan if: (i) a participant makes no election, (ii) if the total vested dividend for a participant is less than $5, or (iii) the participant is deceased. Participants may not elect to have dividends on their vested accounts in the Wells Fargo Non‑ESOP Fund paid to them in cash. Dividends on common stock held in the Wells Fargo Non‑ESOP Fund are reinvested in the Plan within the Wells Fargo Non‑ESOP Fund.
The Plan provides that dividends received on the Company’s common and preferred stock held in the Unallocated Reserve, dividends attributable to the portion of the participants’ employer contribution account that are reinvested and dividends that are attributable to the participants’ nonvested accounts will be applied to make any required ESOP loan payments. Shares of the Company’s common stock that are released due to such ESOP loan payments will be transferred to the Wells Fargo ESOP Fund as reinvested dividends. To the extent that such dividends are not sufficient to make required ESOP loan payments, employer contributions will be applied to make the required payments.
In the event that the total dividends on the Company’s common stock held in the Wells Fargo ESOP Fund that are to be reinvested in participant employer contribution accounts exceed the amount that can be paid as allowable ESOP loan payments, the Plan will reclassify the dividend cash received that was not used as ESOP loan payments as an employer contribution. The Company will in turn fund that portion of the dividend with shares of Company common stock. Any amount of dividend cash that is reclassified as an employer contribution will be transferred to the Unallocated Reserve and will be used to make payments to fund the Company matching contributions. Such reclassification amounted to $39.7 million in 2015. There were no such reclassifications in 2016.

16(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(4)        Shares and Investments Not Directed by Participants
Information about the net assets and significant components of the changes in net assets relating to nonparticipant directed investments as of and for the years ended December 31, 2016 and 2015 is presented in the following tables.

	2016	2015
	ESOP	ESOP
	Unallocated	Unallocated
Assets:
Company common stock	$606	652
Company convertible preferred stock	1,712,154,012	1,726,518,654
Short-term investments	24,579,582	—
Total investments	1,736,734,200	1,726,519,306
Accrued income	20,231	4,541
Total assets	1,736,754,431	1,726,523,847
Liabilities:
Notes payable	(1,565,132,061)	(1,362,056,255)
Total liabilities	(1,565,132,061)	(1,362,056,255)
Net assets available for benefits	$171,622,370	364,467,592
Company common shares:
Number of shares	11	12
Cost	$516	643
Fair value	606	652
Company convertible preferred shares:
Number of shares	1,439,181	1,418,917
Cost	$1,565,131,966	1,543,382,110
Estimated fair value	1,712,154,012	1,726,518,654

17(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

	2016	2015
	ESOP	ESOP
	Unallocated	Unallocated
Contributions	$761,227,908	657,413,407
Net depreciation	(144,171,427)	(104,447,051)
Dividend income	169,421,899	143,263,712
Interest income	50,200	30,809
Notes payable interest expense	(36,955,895)	(32,283,727)
Release of common stock 23,249,347 and 14,546,650
shares for 2016 and 2015, respectively	(942,417,907)	(657,495,903)
(Decrease) increase in net assets	(192,845,222)	6,481,247
Net assets:
Beginning of year	364,467,592	357,986,345
End of year	$171,622,370	364,467,592

(5)        Fair Value Measurements
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.
Investments in mutual funds are valued at fair value based upon quoted prices in an active market.
Investments in collective investment funds are redeemable daily at NAV, which is the readily determinable fair value. The price per share is quoted on a private market that is not active; however, the price per share is based on the value of the underlying investments, which are traded on an active market.
Investments in multi-manager funds are comprised of publicly traded mutual funds, which are valued at fair value based upon quoted prices in an active market, and collective investment funds that are valued at NAV. The NAV is based upon the value of the underlying investments which are traded on an active market.
Investments in the Stable Value Fund’s collective investment funds are valued at NAV as described above.

Investments in the Company’s common stock are valued at quoted market values.
Investments in the Company’s convertible preferred stock are valued at appraised value by an independent pricing service. The independent pricing service models the expected cash flows with the contractual dividends and Company’s common shares equal to $1,000 upon conversion of a preferred share. The independent pricing service then discounts the cash flows back to the present value by the appropriate preferred discount rate which

18(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

is determined by analyzing a variety of market yields, including yields on preferred securities and bonds issued by the Company and institutions similar to the Company.
The Wells Fargo ESOP Fund and Wells Fargo Non‑ESOP Fund are managed as unitized accounts that hold Wells Fargo common stock and a small percentage of a Short Term Investment Fund (STIF) to provide daily liquidity. Short‑term investments are investments in collective investment funds.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes it valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. Please refer to note 2(d) for the definition of fair value and the fair value hierarchy.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015, respectively:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Collective investment funds	$—	13,670,572,507	—	13,670,572,507
Mutual funds	501,546,607	—	—	501,546,607
Multi-manager funds:
Collective investment funds	—	4,962,919,797	—	4,962,919,797
Mutual funds	2,977,525,544	—	—	2,977,525,544
Total multi-
manager funds	2,977,525,544	4,962,919,797	—	7,940,445,341
Stable Value Fund
Collective investment funds	—	554,368,647	—	554,368,647
Company common stock	9,893,328,352	—	—	9,893,328,352
Company convertible preferred
stock	—	—	1,712,154,012	1,712,154,012
Short term investments	—	153,049,838	—	153,049,838
Total investments
at fair value	$13,372,400,503	19,340,910,789	1,712,154,012	34,425,465,304

19(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Collective investment funds	$—	8,164,050,188	—	8,164,050,188
Mutual funds	4,538,646,243	—	—	4,538,646,243
Multi-manager funds:
Collective investment funds	—	4,018,560,763	—	4,018,560,763
Mutual funds	2,556,699,844	—	—	2,556,699,844
Total multi-
manager funds	2,556,699,844	4,018,560,763	—	6,575,260,607
Stable Value Fund
Collective investment funds	—	387,133,591	—	387,133,591
Company common stock	10,671,379,147	—	—	10,671,379,147
Company convertible preferred
stock	—	—	1,726,518,654	1,726,518,654
Short term investments	—	144,626,121	—	144,626,121
Total investments
at fair value	$17,766,725,234	12,714,370,663	1,726,518,654	32,207,614,551

Changes in Fair Value Levels
The Plan monitors the availability of observable market data to assess the appropriate classification of investments within the fair value hierarchy and transfers between Level 1, Level 2 and Level 3 accordingly. Observable market data includes but is not limited to quoted prices and market transactions. Changes in economic conditions or market liquidity generally will drive changes in availability of observable market data. Changes in availability of observable market data, which also may result in changing the valuation techniques used, are generally the cause of transfers between Level 1, Level 2 and Level 3. There were no transfers between the fair value levels in 2016 or 2015.

20(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets:

Company
convertible
preferred
stock
Balance, December 31, 2014	$1,717,835,585
Realized losses	(94,605,782)
Unrealized losses relating to instruments still held at the reporting date	(9,841,256)
Purchases	900,000,000
Sales	(897,798,827)
Issuances	800,708,133
Settlements	(689,779,199)
Balance, December 31, 2015	1,726,518,654
Realized losses	(126,088,128)
Unrealized losses relating to instruments still held at the reporting date	(18,083,376)
Purchases	1,248,900,000
Sales	(1,045,824,194)
Issuances	906,104,734
Settlements	(979,373,678)
Balance, December 31, 2016	$1,712,154,012

Level 3 Significant Unobservable Inputs
The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of those Level 3 assets measured at fair value for which the Plan uses an internal model.

			Significant
	Fair value	Valuation	unobservable	Range of	Weighted
	Level 3	techniques	inputs	inputs	average (1)
December 31, 2016:
Convertible preferred stock	$1,712,154,012	Discounted	Discount
		cash flow	rate	3.27% – 4.22%	4.03%
December 31, 2015:
Convertible preferred stock	$1,726,518,654	Discounted	Discount
		cash flow	rate	3.12% – 4.20%	3.99%
(1)	Weighted averages are calculated using outstanding shares.

21(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Level 3 Valuation Processes and Significant Fair Value Input Sensitivity
The Independent Fiduciary, acting on behalf of the Plan, has been given the responsibility by the Company to provide an opinion as to the values, as of December 31, 2016 and 2015, of the various series of Company preferred stock sold by the Company to the Plan through the ESOP portion of the Plan. The Independent Fiduciary generally determines fair value of our Level 3 assets by retaining a qualified independent financial advisor to render an opinion as to the fair value of each of the Company’s preferred stock series outstanding as of December 31, 2016 and 2015. The independent financial advisor reports directly to the Independent Fiduciary and not to the Trustee or the Company. The independent financial advisor generally uses discounted cash flow or similar internal modeling techniques to determine the fair value of the Plan’s Level 3 assets. Discounted cash flow valuation techniques generally consist of developing an estimate of future cash flows that are expected to occur over the life of an investment and discounting those cash flows at a rate of return that results in the fair value amounts. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on fair value.
Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the instrument for a given change in that input. Alternatively, the fair value of the instrument may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular instrument. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated on one another), which may counteract or magnify the fair value impact. These Level 3 assets would decrease (increase) in value based upon an increase (decrease) in discount rate.
(6)        Concentration of Investments
The Plan’s investment in shares of the Company’s common and preferred stock aggregate 33.71% and 34.64% of total investments as of December 31, 2016 and 2015, respectively. The Company, incorporated in Delaware, is a diversified financial services company providing banking, mortgage, and consumer finance throughout North America. The quoted market price of the Company’s common stock was $55.11 as of December 31, 2016 and $54.53 as of June 14, 2017.

(7)        Financial Instruments with Off‑Balance‑Sheet Risk
In the normal course of business, the Plan, through the securities‑backed contracts of the Stable Value Fund, enters into transactions in various financial instruments with off‑balance‑sheet risk. The Plan may buy or sell interest rate futures contracts to protect against changes in the market. Payments are made or received by the Plan each day equal to the daily changes in the contract value and are recorded as appreciation or depreciation. Due to the inherent volatility in these financial instruments, the values of these investments may change in the near term, and those changes could differ materially from the amounts reported in the net assets of the Plan.
Credit risk represents the potential loss to the Plan due to possible nonperformance by obligors and counterparties of the terms of their contracts. Market risk represents the potential loss to the Plan due to the decrease or increase in the value of an off‑balance‑sheet financial instrument caused primarily by changes in interest rates or foreign exchange rates, or a combination thereof.

22(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Forward contracts and futures represent commitments to purchase or sell securities, money market instruments, or foreign currencies at a future date and at a specified price. Short sells represent commitments to purchase securities at a future date and at a specified price. Both credit and market risks exist with respect to forward contracts. Market risk exists with respect to futures and short sells. These positions are carried at current market value, and the unrealized gain or loss is included in the net assets of the Plan. Financial futures are marked to market and settled with the broker on a daily basis. The Plan does not anticipate that losses, if any, as a result of credit or market risk would materially affect the net asset position of the Plan. The Plan, to a limited extent, enters into transactions involving other financial instruments and commitments as an integral part of the overall management of the investment portfolio.
The following table summarizes the aggregate notional amounts and estimated fair value for the Plan’s derivative financial instruments as of December 31, 2016 and 2015:

	2016		2015
	Notional	Unrealized	Notional	Unrealized
	amount	loss	amount	gain
Future contracts	$(10,371,943)	(25,045)	(12,778,560)	42,809

Net realized losses on futures for the years ended December 31, 2016 and 2015 were $326,415 and $112,368, respectively, and are included in interest income on the statements of changes in net assets available for benefits.

(8)         Related-Party Transactions
The Plan engages in transactions involving acquisition or disposition of units of participation in commingled investment funds of the Company, as well as registered investment funds managed by the Company and the Trustee, all of which are parties in interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.
During 2016 and 2015, the Plan purchased Company preferred stock for the ESOP from the Company (note 2(e)) and allowed participants to invest in Company common stock.

(9)	Other Income
The Plan periodically receives monies from litigation settlements or other residual proceeds (“Proceeds”) related to the Plan, or prior plans that merged into the Plan, in which the Plan Administrator is responsible for determining how these Proceeds will be allocated to the Plan.
These Proceeds are deposited into an interest-bearing account until the Plan Administrator is able to determine how to allocate the monies into the Plan and are included as other assets on the statements of net assets available for benefits and in other income on the statements of changes of net assets available for benefits.

On December 29, 2015, the Plan received $1,035,831 of Proceeds related to The City of Farmington Hills Employees Retirement System, et al v. Wells Fargo Bank, N.A. class action settlement, which remained

23(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

unallocated as of December 31, 2015. This settlement relates to investments held by the Asset Allocation Fund, which was an investment option of the Plan.
The funds were subsequently allocated in 2016 to Plan participants covered by the settlement.

(10)     Other Liability
On May 12, 2014, a loan agreement was entered into between the Plan Sponsor and the Plan for $30,000. Specifically, under the loan agreement the Plan Sponsor made an unsecured loan to the Plan in the amount of $30,000, which the Plan used to allocate a $30,000 credit to a participant’s Plan account which was equal to the amount withheld and remitted to the IRS from a distribution that the participant claimed was made from his account without the participants authorization (“Tax Withholding Amount”). A refund claim was submitted by Wells Fargo Bank, N.A. to the IRS for the Tax Withholding Amount (“Refund Claim”). The loan was intended to reinstate the Tax Withholding Amount to the participant’s Plan account pending determination of the Refund Claim.
This loan agreement was entered into in compliance with the requirements of Prohibited Transaction Exemption 80-26, as issued and amended by the U.S. Department of Labor (“PTE 80-26”).
Under the terms of loan agreement, the Plan shall repay the Plan Sponsor an amount equal to the lesser of (1) the loan proceeds, or (2) an amount actually refunded by the IRS in connection with the Refund Claim (“Actual Refund”). The parties agree that if the Actual Refund is less than the Loan proceeds, repayment to the Lender of an amount equal to the Actual Refund shall constitute full repayment of the loan. Repayment of the Loan shall occur as soon as practicable following receipt of payment from the IRS of the Actual Refund. Repayment of the loan occurred on February 1, 2017.
The loan is included as other liability on the statement of net assets available for benefits.

(11)     Federal Income Taxes
The IRS has determined and informed the Company by a letter dated May 31, 2017, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan Administrator and the Plan’s tax counsel therefore believe that the Plan is qualified, and the related Trust is tax-exempt.
Accounting principles generally accepted in the United States of America require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset), if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions and periodic compliance reviews. The Plan Sponsor received written notice dated March 6, 2015 from the IRS of an impending examination of the Plan. The Plan is currently under examination by the IRS for the Plan year ending December 31, 2013. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

24(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(12)   Regulatory Matters
The Plan Sponsor received written notification dated August 29, 2014 from the Department of Labor (DOL) advising the Plan had been selected for review by the DOL. In the DOL’s August 29th written notification, the Plan Sponsor was informed the review will consist primarily of an on-site examination of Plan records and interviews of Plan officials. The Plan is currently under review by the DOL for Plan years 2010 through 2014.

(13)     Notes Payable
Notes payable as of December 31 were:

	2016	2015
5.75% 2007 ESOP Convertible Preferred Stock Note, due
March 2017	$—	11,459,700
4.50% 2008 ESOP Convertible Preferred Stock Note, due
March 2018	18,741,412	30,652,376
3.00% 2010 ESOP Convertible Preferred Stock Note, due
March 2020	98,037,000	122,292,720
2.50% 2011 ESOP Convertible Preferred Stock Note, due
March 2021	161,991,585	192,711,190
2.30% 2012 ESOP Convertible Preferred Stock Note, due
December 2021	157,614,768	181,990,182
1.30% 2013 ESOP Convertible Preferred Stock Note, due
December 2022	242,588,220	273,921,360
1.50% 2014 ESOP Convertible Preferred Stock Note, due
December 2023	278,144,757	309,048,399
1.48% 2015 ESOP Convertible Preferred Stock Note, due
December 2024	218,652,911	239,980,328
1.48% 2015 ESOP Convertible Preferred Stock Note, due
December 2025	389,361,408	—
	$1,565,132,061	1,362,056,255
		\

25(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Maturities of notes payable are as follows:

Year ending December 31:
2017	$161,876,128
2018	245,777,190
2019	268,457,190
2020	240,719,190
2021	196,941,110
Thereafter	451,361,253
$1,565,132,061

The notes represent exempt ESOP loans to the Plan from the Company. The notes may be repaid in monthly installments through March 31, 2025. The estimated fair value of the notes as of December 31, 2016 and 2015 was approximately $1,502 million and $1,310 million, respectively, determined by using interest rates currently available for issuance of debt with similar terms and remaining maturities.
(14)     Plan Termination
Although it has not expressed any intent to do so, the Company by action of its Board of Directors reserves the right to terminate the Plan at any time. In the event of Plan termination, participants shall become 100% vested in their accounts.
(15)     Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

	2016	2015
Participant contributions per the financial statements	$1,612,939,642	1,561,872,121
Excess contributions to be refunded	71,039	144,495
Participant contributions per the Form 5500	$1,613,010,681	1,562,016,616
Interest income per the financial statements	$81,089,935	74,270,464
Interest income from notes receivable from participants per
the financial statements	52,704,801	52,739,619
Income (loss) on excess contributions to be refunded	7,211	(3,854)
Interest income per the Form 5500	$133,801,947	127,006,229

26(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(16)     Nonexempt Transactions
One of the investment funds offered under the Plan is the Stable Value Fund. The Stable Value Fund is a separately managed account that is managed by Galliard Capital Management, Inc. (“Galliard”), a wholly owned subsidiary of the Trustee. Galliard is a registered investment advisor and fiduciary “investment manager” under ERISA 3(38) with respect to the Plan. Pursuant to applicable prohibited transaction exemptions under ERISA, Galliard has directed the investment of a portion of the Stable Value Fund in collective investment trusts established by the Trustee, including the Wells Fargo Stable Return Fund G and the Wells Fargo Fixed Income Fund F (collectively, the “Funds”), both of which are sub-advised by Galliard. Pursuant to applicable prohibited transaction exemptions under ERISA, Galliard has directed the investment of a portion of the Wells Fargo Stable Return Fund G in collective investment trusts established by the Trustee, including the Wells Fargo/Galliard Ultra-Short Bond CIT, the Wells Fargo Fixed Income Fund F, the Wells Fargo Fixed Income Fund L and the Wells Fargo Fixed Income Fund D (collectively the “Underlying Funds”), all of which are sub-advised by Galliard.
In 2016, Berkshire Hathaway Inc. (“Berkshire Hathaway”) became the beneficial owner of more than 10% of the outstanding common shares of Wells Fargo common stock. After becoming aware of Berkshire Hathaway’s 10% ownership, Wells Fargo conducted a review to determine whether such beneficial ownership of Wells Fargo common stock could have any impact on the discretionary asset management services conducted by Wells Fargo affiliates, including Galliard.
Under ERISA, a fiduciary is prohibited from using its authority to benefit itself or a person in which the fiduciary has an interest that may affect the exercise of its best judgment as fiduciary. An ERISA fiduciary may be deemed to have such an interest with respect to an entity that is a “party in interest” by virtue of certain relationships to the fiduciary, including a direct or indirect 10% or more shareholder of the fiduciary. As a result, Wells Fargo determined that Berkshire Hathaway’s beneficial ownership of Wells Fargo common stock could cause Berkshire Hathaway to be deemed a person in which Wells Fargo may have an interest that could affect its and its affiliates’ best judgment under ERISA.
Under ERISA, a plan’s purchase and holding of debt securities is viewed as an extension of credit between the plan and the issuer of the securities. Wells Fargo determined that the decision to cause an ERISA plan to purchase bonds issued by Berkshire Hathaway and certain of its subsidiaries (the “Berkshire Hathaway bonds”) after Berkshire Hathaway became a beneficial owner of 10% of Wells Fargo common stock could be viewed as a non-exempt prohibited transaction. Therefore, Wells Fargo made the decision to treat these bond purchases as non-exempt prohibited transactions, correct these transactions by taking the steps described below, and file a Form 5330 with the Internal Revenue Service in the name of the Plan and the Funds to report and pay excise taxes on the transactions.
It was determined that Galliard had caused the Stable Value Fund to purchase Berkshire Hathaway bonds after Berkshire Hathaway became a beneficial owner of 10% of Wells Fargo common stock. To correct the transaction, the Berkshire Hathaway bonds held directly by the Stable Value Fund were sold on September 16, 2016, which resulted in a net gain of $54,174, taking into account accrued income paid of $4,538. In addition to calculating the market gain or loss from the sale transactions, Galliard also conducted an analysis to determine whether the Stable Value Fund would have earned more had it invested in comparable securities instead of the Berkshire Hathaway bonds. Based on this analysis, Galliard determined that certain Berkshire Hathaway bonds held directly by the Stable Value Fund did not perform as well as comparable securities over the time the Berkshire

27(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Hathaway bonds were held in the Stable Value Fund. As a result, on December 21, 2016 Galliard made a reimbursement of $755 (which includes interest of $8 from the date of the sale of these Berkshire Hathaway bonds to the date of the reimbursement) to the Stable Value Fund.
As the disqualified person liable for the tax under Code Section 4975 for participating in a nonexempt prohibited transaction, Galliard filed a separate Form 5330 filing with the Internal Revenue Service in the name of the Plan and paid the applicable excise taxes in the amount of $4,796.
It was also determined that Galliard had caused the Funds and Underlying Funds to purchase Berkshire Hathaway bonds after Berkshire Hathaway became a beneficial owner of 10% of Wells Fargo common stock. To correct the transaction, the Berkshire Hathaway bonds held by the Funds and Underlying Funds were sold on September 16, 2016, which resulted in a net gain of approximately $15,449 based on the Plan’s proportionate interests in the Funds on that date. In addition to calculating the market gain or loss from the sale transactions, Galliard also conducted an analysis to determine whether the Funds and Underlying Funds would have earned more had they invested in comparable securities instead of the Berkshire Hathaway bonds. Based on this analysis, Galliard determined that certain Berkshire Hathaway bonds held in the Funds did not perform as well as comparable securities over the time the Berkshire Hathaway bonds were held in the Funds. As a result, on December 21, 2016 Galliard made a reimbursement of $28,051 (which includes interest of $296 from the date of the sale of the Berkshire Hathaway bonds to the date of the reimbursement) to the Funds.
As the disqualified person liable for the tax under Code Section 4975 for participating in a nonexempt prohibited transaction, Galliard filed a separate Form 5330 filing with the Internal Revenue Service in the name of each of the Funds and Underlying Funds and paid the applicable excise taxes.
In no case did Galliard cause the Plan, Funds, or Underlying Funds to purchase these securities with any intent to benefit itself or Berkshire Hathaway. Neither Wells Fargo and its affiliates, nor Berkshire Hathaway, received any fees in connection with these purchases.

(17)   Legal Actions
The following class actions lawsuits have been brought on behalf of Plan participants and beneficiaries
John Meiners v. Wells Fargo & Company, et al, (November, 2016) - On November 22, 2016, Plaintiff John Meiners filed a putative class action lawsuit in the United States District Court for the District of Minnesota against Defendants Wells Fargo & Company, the Human Resources Committee of the Wells Fargo Board of Directors, the Wells Fargo Employee Benefits Review Committee (the “EBRC”), and current and former members of the Board and the EBRC. Meiners, a former Wells Fargo advisor, alleges that from November 22, 2010, to the present, Defendants breached their duties under the Employee Retirement Income Security Act of 1974 by selecting and retaining the Wells Fargo Dow Jones Target Date Funds (“Target Date Funds”) as investment options within the Wells Fargo 401(k) Plan (the “Plan”).
Meiners alleges that Defendants acted imprudently by including these proprietary funds as investment options within the Plan because (1) the Target Date Funds were selected as investment options in the Plan based on a conflict of interest; (2) the Plan was designed to funnel participant money into the Target Date Funds; and (3) there were less expensive and better-performing fund options available, including the Vanguard Target Retirement Funds and the Fidelity Freedom Index Funds. Meiners purports to bring this action on behalf of a class of several

28(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

hundred thousand Plan participants and beneficiaries who invested in the Wells Fargo Target Date Funds. The Bank filed a motion to dismiss on March 22, 2017. On May, 25, 2017, the motion was granted and the case was dismissed.

Wells Fargo 401(k) Plan participants filed three putative class actions, now consolidated into one action, In re: Wells Fargo ERISA 401(k) Litigation (D. Minn.) against Wells Fargo and various individuals alleged to be fiduciaries under the Wells Fargo & Company 401(k) Plan (the “Plan). The lawsuit alleges that the Company’s stock should not have been offered as an investment option in the Plan and seeks damages as a result of the drop in the Company’s stock price. This consolidated class action arises out of the Wells Fargo government consent orders relating to sales practices which were announced publicly on September 8, 2016. Plaintiffs challenge the decision to offer the Wells Fargo Stock Fund as an investment option, alleging that the stock was trading at an artificially high price due to allegedly undisclosed sales practices issues and that the defendants should have acted on that information to prevent Plan participant losses when the stock price declined. Plaintiffs filed a consolidated, amended complaint on December 21, 2016 and defendants moved to dismiss the action on April 3, 2017, with oral argument scheduled on the motion to dismiss on June 19, 2017. Discovery is proceeding in the action.

(18)     Subsequent Events
In February of 2017, the Plan purchased 950,000 shares of Company preferred stock from the Company for $981 million with the issuance of a note payable to the Company for an equal amount. The note bears interest at 1.90% and is due December 31, 2026.

WELLS FARGO & COMPANY 401(K) PLAN
Schedule G, Part III - Nonexempt Transactions
Year Ended December 31, 2016

	(b)	(c)
	Relationship to	Description of transaction						(i)	(j)
	plan, employer,	including maturity date, rate of	(d)	(e)	(f)	(g)	(h)	Current	Net gain or
(a)	or other	interest, collateral, par or	Purchase	Selling	Lease	Transaction	Cost of	value of	(loss) on each
Identity of party involved	party-in-interest	maturity value	price	price	rental	expenses	asset	asset	transaction

Galliard Capital Management	Investment manager	Potential violation of ERISA Section
		406(b)(1) involving an extension of credit
		as a result of bond purchase	$668,177	691,137	—	—	668,177	—	22,960
Galliard Capital Management	Investment manager	Potential violation of ERISA Section
		406(b)(1) involving an extension of credit
		as a result of bond purchase	344,239	344,949	—	—	344,239	—	710
Galliard Capital Management	Investment manager	Potential violation of ERISA Section
		406(b)(1) involving an extension of credit
		as a result of bond purchase	1,399,454	1,407,341	—	—	1,399,454	—	7,887
Galliard Capital Management	Investment manager	Potential violation of ERISA Section
		406(b)(1) involving an extension of credit
		as a result of bond purchase	658,205	680,822	—	—	658,205	—	22,617
Galliard Capital Management	Investment manager	Potential violation of ERISA Section
		406(b)(1) involving an extension of credit
		as a result of bond purchase	22,540	22,854	—	—	22,540	—	314
Galliard Capital Management	Investment manager	Potential violation of ERISA Section
		406(b)(1) involving an extension of credit
		as a result of bond purchase	874,973	883,525	—	—	874,973	—	8,552
Galliard Capital Management	Investment manager	Potential violation of ERISA Section
		406(b)(1) involving an extension of credit
		as a result of bond purchase	22,425	22,644	—	—	22,425	—	219
Galliard Capital Management	Investment manager	Potential violation of ERISA Section
		406(b)(1) involving an extension of credit
		as a result of bond purchase	23,812	24,513	—	—	23,812	—	701
Galliard Capital Management	Investment manager	Potential violation of ERISA Section
		406(b)(1) involving an extension of credit
		as a result of bond purchase	23,813	24,476	—	—	23,813	—	663
Galliard Capital Management	Investment manager	Potential violation of ERISA Section
		406(b)(1) involving an extension of credit
		as a result of bond purchase	13,780	14,254	—	—	13,780	—	474
Galliard Capital Management	Investment manager	Potential violation of ERISA Section
		406(b)(1) involving an extension of credit
		as a result of bond purchase	64,576	66,795	—	—	64,576	—	2,219
Galliard Capital Management	Investment manager	Potential violation of ERISA Section
		406(b)(1) involving an extension of credit
		as a result of bond purchase	31,674	32,762	—	—	31,674	—	1,088
Galliard Capital Management	Investment manager	Potential violation of ERISA Section
		406(b)(1) involving an extension of credit
		as a result of bond purchase	17,983	18,601	—	—	17,983	—	618
Galliard Capital Management	Investment manager	Potential violation of ERISA Section
		406(b)(1) involving an extension of credit
		as a result of bond purchase	17,494	18,095	—	—	17,494	—	601

See accompanying report of independent registered public accounting firm.

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
*	Participant loans	183,197 Participant loans, interest
		rates ranging from 3.25% to 11.50%,
		maturing at various dates through
		December 5, 2036	N/A		$1,020,030,226

	U.S. Bond Index Fund	Collective Investment Fund	111,346,447	(1)	1,130,500,474
	S&P 500 Index Fund	Collective Investment Fund	182,076,768	(1)	3,416,852,623
	S&P MidCap Index Fund	Collective Investment Fund	63,042,978	(1)	1,958,177,933
	Russell Small Cap Index Fund	Collective Investment Fund	25,851,085	(1)	666,234,156
	International Index Fund	Collective Investment Fund	25,233,117	(1)	471,304,151
	NASDAQ 100 Index Fund	Collective Investment Fund	41,830,583	(1)	1,280,768,795
*	Wells Fargo State Street Target Today Fund*	Collective Investment Fund	11,158,802	(1)	120,574,201
*	Wells Fargo State Street Target 2010 Fund*	Collective Investment Fund	4,051,337	(1)	50,221,188
*	Wells Fargo State Street Target 2015 Fund*	Collective Investment Fund	15,768,664	(1)	157,631,452
*	Wells Fargo State Street Target 2020 Fund*	Collective Investment Fund	34,481,787	(1)	511,706,268
*	Wells Fargo State Street Target 2025 Fund*	Collective Investment Fund	102,488,667	(1)	1,053,819,224
*	Wells Fargo State Street Target 2030 Fund*	Collective Investment Fund	42,517,644	(1)	709,606,728
*	Wells Fargo State Street Target 2035 Fund*	Collective Investment Fund	43,634,898	(1)	474,573,152
*	Wells Fargo State Street Target 2040 Fund*	Collective Investment Fund	29,174,319	(1)	555,852,460
*	Wells Fargo State Street Target 2045 Fund*	Collective Investment Fund	25,143,438	(1)	287,223,548
*	Wells Fargo State Street Target 2050 Fund*	Collective Investment Fund	60,731,186	(1)	664,957,897
*	Wells Fargo State Street Target 2055 Fund*	Collective Investment Fund	11,862,402	(1)	158,116,327
*	Wells Fargo State Street Target 2060 Fund*	Collective Investment Fund	235,039	(1)	2,451,930
					13,670,572,507

*	Wells Fargo 100% Treasury Money Market Fund*	Mutual Fund	501,546,607	(1)	501,546,607
					501,546,607
	Large Cap Value Fund	Multi-Manager Fund
	Dodge & Cox Stock Fund	Mutual Fund	4,532,098	(1)	835,265,738
	MFS Large Cap Value Fund	Common Collective Fund	40,374,389	(1)	810,975,329
	T Rowe Price Equity Income Fund	Common Collective Fund	34,465,590	(1)	811,525,218
	Total Wells Fargo Large Cap Value Fund				2,457,766,285
	Large Cap Growth Fund	Multi-Manager Fund
	Los Angeles Large Cap Growth Fund	Common Collective Fund	43,952,266	(1)	647,856,395
	T Rowe Price Blue Chip Growth Fund	Common Collective Fund	25,071,941	(1)	668,417,939
	Delaware US Growth Fund	Mutual Fund	28,456,431	(1)	643,115,348
	Total Wells Fargo Large Cap Growth Fund				1,959,389,682
	Small Cap Fund	Multi-Manager Fund
*	Wells Fargo Advantage Emerging Growth Fund*	Mutual Fund	16,191,825	(1)	226,361,709
	Advisory Research Small Cap Value Fund	Common Collective Fund	11,125,758	(1)	230,191,938
	SSGA Russell Small Cap Index Non Lending Fund	Common Collective Fund	18,294,890	(1)	471,495,914
	Wellington Select Small Cap Growth Fund	Common Collective Fund	20,640,918	(1)	226,843,694
	Wellington Small Cap Value Fund	Common Collective Fund	18,713,625	(1)	231,861,819
	Total Wells Fargo Small Cap Fund				1,386,755,074
	International Equity Fund	Multi-Manager Fund
*	Wells Fargo/Causeway International Value Fund*	Common Collective Fund	29,044,103	(1)	319,026,239
	American Funds EuroPacific Growth Fund	Mutual Fund	14,049,241	(1)	632,777,797
	Harbor International Fund	Mutual Fund	5,515,744	(1)	322,174,619
	Total International Equity Fund				1,273,978,655
	Emerging Markets Equity Fund	Multi-Manager Fund
	Acadian Emerging Markets Fund	Common Collective Fund	27,493,603	(1)	269,437,308
	Lazard Emerging Markets Fund	Mutual Fund	17,346,440	(1)	275,288,004
	DFA Emerging Markets Fund	Mutual Fund	7,360,509	(1)	136,537,446
	Total Emerging Markets Equity Fund				681,262,758
	Global Bond Fund	Multi-Manager Fund
	Guggenheim Total Return Fund	Common Collective Fund	1,375,239	(1)	36,375,062
	Legg Mason Global Opportunities Fund	Mutual Fund	7,176,650	(1)	72,125,334
	PIMCO Global Advantage Strategy Fund	Mutual Fund	7,122,553	(1)	72,792,491
	Total Global Bond Fund				181,292,887
	Total Multi-Manager Funds				7,940,445,341
*	Wells Fargo Stable Value Fund:
	Security-backed contracts:
	Transamerica Premier Life Ins. Co.	2.36%		(1)	224,088,926
	Voya Ins. and Annuity Co.	2.11%		(1)	158,011,304
	Nationwide Life Insurance Co.	2.13%		(1)	100,992,790
	Prudential Insurance Company of America	2.87%		(1)	164,329,101
	Transamerica Premier Life Ins. Co.	2.36%		(1)	66,378,821
	New York Life Insurance Co.	2.24%		(1)	180,983,286
	Massachusetts Mutual Life Insurance Co.	2.15%		(1)	406,132,406
	Metropolitan Life Ins. Co.	1.95%		(1)	471,391,238
	American General Life Ins. Co.	2.24%		(1)	—

31(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Transamerica Premier Life Ins. Co.	2.36%		(1)	$—
Pacific Life Ins. Co.	2.27%		(1)	—
State Street Bank and TrustCo.	2.00%		(1)	—
AT&T Inc	2.30%, $750,000 par, due 3/11/2019		(1)	752,876
AT&T Inc	2.45%, $2,100,000 par, due 6/30/2020		(1)	2,085,367
AbbVie Inc	1.80%, $510,000 par, due 5/14/2018		(1)	510,383
Access Group Inc 2013-1	1.26%, $2,292,216 par, due 2/25/2036		(1)	2,263,973
Fannie Mae Pool	3.00%, $7,000,000 par, due 1/1/2027		(1)	7,183,204
Ally Auto Receivables Trust 2014-1	0.97%, $1,054,948 par, due 10/15/2018		(1)	1,054,597
Ally Auto Receivables Trust 2014-2	1.25%, $1,966,868 par, due 4/15/2019		(1)	1,967,639
American Express Credit Corp	1.55%, $900,000 par, due 9/22/2017		(1)	901,003
American Express Credit Corp	2.01%, $1,000,000 par, due 9/14/2020		(1)	1,016,659
American Express Credit Corp	2.25%, $800,000 par, due 5/5/2021		(1)	790,467
American Express Credit Corp	1.70%, $375,000 par, due 10/30/2019		(1)	371,339
American Honda Finance Corp	1.55%, $960,000 par, due 12/11/2017		(1)	960,830
American Honda Finance Corp	0.95%, $780,000 par, due 5/5/2017		(1)	779,260
American Honda Finance Corp	1.70%, $730,000 par, due 2/22/2019		(1)	727,010
American Honda Finance Corp	1.19%, $1,100,000 par, due 11/19/2018		(1)	1,100,790
AmeriCredit Auto Receivables T	0.90%, $352,237 par, due 2/8/2019		(1)	352,188
AmeriCredit Automobile Receivables Trust 2014-2	0.94%, $1,030,175 par, due 2/8/2019		(1)	1,029,312
AmeriCredit Automobile Receivables 2015-4	1.70%, $2,100,000 par, due 7/8/2020		(1)	2,106,350
Americredit Automobile Receivables Trust 2016-4	1.53%, $3,700,000 par, due 7/8/2021		(1)	3,674,918
Anheuser-Busch InBev Finance Inc	1.90%, $2,600,000 par, due 2/1/2019		(1)	2,603,731
Apple Inc	2.10%, $434,000 par, due 5/6/2019		(1)	438,117
Apple Inc	1.70%, $500,000 par, due 2/22/2019		(1)	500,947
Apple Inc	1.10%, $950,000 par, due 8/2/2019		(1)	935,807
Arizona School Facilities Board	1.12%, $1,850,000 par, due 7/1/2017		(1)	1,849,926
State of Arkansas	2.33%, $2,185,000 par, due 7/1/2020		(1)	2,209,166
BA Credit Card Trust	1.36%, $2,100,000 par, due 9/15/2020		(1)	2,099,032
BB&T Corp	2.45%, $700,000 par, due 1/15/2020		(1)	705,486
BMW US Capital LLC	1.50%, $1,520,000 par, due 4/11/2019		(1)	1,505,577
BP Capital Markets PLC	4.50%, $1,500,000 par, due 10/1/2020		(1)	1,609,598
BP Capital Markets PLC	1.68%, $730,000 par, due 5/3/2019		(1)	724,834
BNP Paribas SA	2.40%, $1,700,000 par, due 12/12/2018		(1)	1,713,350
BNP Paribas SA	1.38%, $130,000 par, due 3/17/2017		(1)	130,020
BMW Vehicle Lease Trust 2015-1	1.24%, $2,618,525 par, due 12/20/2017		(1)	2,619,203
Bank of America Corp	5.42%, $1,000,000 par, due 3/15/2017		(1)	1,007,246
Bank of America NA	1.75%, $2,100,000 par, due 6/5/2018		(1)	2,099,912
Bank of America NA	2.05%, $1,100,000 par, due 12/7/2018		(1)	1,105,893
Bank of America Corp	2.65%, $1,200,000 par, due 4/1/2019		(1)	1,212,677
Bank of Montreal	1.40%, $840,000 par, due 4/10/2018		(1)	837,830
Bank of Montreal	1.50%, $400,000 par, due 7/18/2019		(1)	394,761
Bank of Montreal	1.35%, $740,000 par, due 8/28/2018		(1)	736,492
Bank of New York Mellon Corp/The	1.94%, $700,000 par, due 10/30/2023		(1)	710,835
Bank of New York Mellon Corp/The	2.20%, $900,000 par, due 5/15/2019		(1)	905,431
Bank of New York Mellon Corp/The	2.15%, $1,500,000 par, due 2/24/2020		(1)	1,495,583
Bank of Nova Scotia/The	1.70%, $1,350,000 par, due 6/11/2018		(1)	1,350,463
Bank of Nova Scotia/The	1.88%, $1,600,000 par, due 4/26/2021		(1)	1,560,928
Bank of Tokyo-Mitsubishi UFJ Ltd/The	2.15%, $360,000 par, due 9/14/2018		(1)	360,297
Bayer US Finance LLC	2.38%, $1,470,000 par, due 10/8/2019		(1)	1,472,603
Branch Banking & Trust Co	2.30%, $900,000 par, due 10/15/2018		(1)	908,960
Branch Banking & Trust Co	1.45%, $730,000 par, due 5/10/2019		(1)	721,872
Bear Stearns Commercial Mortgage Securities Trust 2007-TOP26	5.45%, $1,213,306 par, due 1/12/2045		(1)	1,217,269
Becton Dickinson and Co	1.80%, $1,021,000 par, due 12/15/2017		(1)	1,023,322
Boston Properties LP	5.88%, $700,000 par, due 10/15/2019		(1)	763,316
Boston Properties LP	5.63%, $925,000 par, due 11/15/2020		(1)	1,020,189
Burlington Northern Santa Fe LLC	5.65%, $500,000 par, due 5/1/2017		(1)	506,742
Burlington Northern Santa Fe LLC	5.75%, $1,000,000 par, due 3/15/2018		(1)	1,051,161
CIT Equipment Collateral 2014-VT1	1.50%, $3,164,744 par, due 10/21/2019		(1)	3,165,358
CNH Equipment Trust 2014-A	0.84%, $938,239 par, due 5/15/2019		(1)	937,868
CNH Equipment Trust 2015-A	1.30%, $3,667,509 par, due 4/15/2020		(1)	3,665,943
COMM 2012-CCRE5 Mortgage Trust	2.39%, $3,500,000 par, due 12/10/2045		(1)	3,519,695
CVS Health Corp	2.25%, $1,040,000 par, due 12/5/2018		(1)	1,049,116
CVS Health Corp	1.90%, $1,170,000 par, due 7/20/2018		(1)	1,174,496
Canadian National Railway Co	5.85%, $1,219,000 par, due 11/15/2017		(1)	1,266,218
Canadian Pacific Railway Co	6.50%, $1,420,000 par, due 5/15/2018		(1)	1,506,518
Capital Auto Receivables Asset Trust 2016-2	1.46%, $3,600,000 par, due 6/22/2020		(1)	3,585,092
Capital Auto Receivables Asset Trust 2016-3	1.16%, $3,700,000 par, due 4/22/2019		(1)	3,700,936
Capital One Multi-Asset Execution Tr	1.48%, $4,200,000 par, due 7/15/2020		(1)	4,208,677
Capital One NA/Mclean VA	1.65%, $1,240,000 par, due 2/5/2018		(1)	1,237,592
Capital One NA/Mclean VA	2.35%, $250,000 par, due 8/17/2018		(1)	251,436
Cargill Inc	4.31%, $2,748,000 par, due 5/14/2021		(1)	2,933,028
CarMax Auto Owner Trust 2015-2	1.37%, $2,800,000 par, due 3/16/2020		(1)	2,800,764
CarMax Auto Owner Trust 2013-4	0.80%, $183,672 par, due 7/16/2018		(1)	183,616
32(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
CarMax Auto Owner Trust 2014-2	0.98%, $1,165,175 par, due 1/15/2019		(1)	$1,164,387
Carmax Auto Owner Trust 2016-3	1.39%, $3,600,000 par, due 5/17/2021		(1)	3,576,168
Duke Energy Progress LLC	3.00%, $1,200,000 par, due 9/15/2021		(1)	1,230,829
Caterpillar Financial Services Corp	1.25%, $270,000 par, due 8/18/2017		(1)	270,085
Caterpillar Financial Services Corp	2.25%, $600,000 par, due 12/1/2019		(1)	602,450
Chase Issuance Trust	1.15%, $3,350,000 par, due 1/15/2019		(1)	3,350,010
Chase Issuance Trust	1.27%, $3,000,000 par, due 7/15/2021		(1)	2,959,995
Chevron Corp	1.72%, $1,310,000 par, due 6/24/2018		(1)	1,314,011
Chevron Corp	1.08%, $570,000 par, due 11/15/2017		(1)	570,080
Chevron Corp	1.34%, $760,000 par, due 11/15/2017		(1)	760,906
Chevron Corp	1.36%, $500,000 par, due 3/2/2018		(1)	499,509
Chevron Corp	1.56%, $1,100,000 par, due 5/16/2019		(1)	1,095,482
Chippewa Valley Schools	1.64%, $1,550,000 par, due 5/1/2018		(1)	1,561,083
Chrysler Capital Auto Receivables Trust 2015-B	1.46%, $942,555 par, due 12/17/2018		(1)	943,048
Cisco Systems Inc	1.65%, $2,370,000 par, due 6/15/2018		(1)	2,377,150
Cisco Systems Inc	1.40%, $200,000 par, due 9/20/2019		(1)	197,819
Citigroup Inc	1.85%, $1,500,000 par, due 11/24/2017		(1)	1,502,835
Citigroup Inc	1.70%, $800,000 par, due 4/27/2018		(1)	798,237
Citigroup Inc	2.65%, $690,000 par, due 10/26/2020		(1)	690,486
Citigroup Inc	2.35%, $1,400,000 par, due 8/2/2021		(1)	1,369,479
Citibank Credit Card Issuance Trust	1.73%, $3,500,000 par, due 4/9/2020		(1)	3,513,412
Citizens Bank NA/Providence RI	2.30%, $530,000 par, due 12/3/2018		(1)	532,716
Citizens Bank NA/Providence RI	2.50%, $360,000 par, due 3/14/2019		(1)	362,773
College Loan Corp Trust I	1.63%, $8,720,000 par, due 4/25/2046		(1)	8,106,984
Commonwealth Bank of Australia	2.25%, $825,000 par, due 3/16/2017		(1)	826,700
Commonwealth Bank of Australia/New York NY	1.63%, $930,000 par, due 3/12/2018		(1)	929,312
Commonwealth Edison Co	6.15%, $1,000,000 par, due 9/15/2017		(1)	1,032,864
Commonwealth Edison Co	5.80%, $750,000 par, due 3/15/2018		(1)	787,580
ConocoPhillips Co	1.50%, $1,600,000 par, due 5/15/2018		(1)	1,594,600
Consumers Energy Co	6.13%, $805,000 par, due 3/15/2019		(1)	877,917
Cooperatieve Rabobank UA/NY	2.50%, $750,000 par, due 1/19/2021		(1)	749,880
Corning Inc	1.50%, $780,000 par, due 5/8/2018		(1)	777,701
Covidien International Finance SA	6.00%, $1,400,000 par, due 10/15/2017		(1)	1,449,868
Credit Suisse AG/New York NY	1.38%, $660,000 par, due 5/26/2017		(1)	660,153
Credit Suisse AG/New York NY	1.75%, $1,000,000 par, due 1/29/2018		(1)	998,015
Daimler Finance North America LLC	2.38%, $1,100,000 par, due 8/1/2018		(1)	1,108,278
Daimler Finance North America LLC	1.65%, $830,000 par, due 3/2/2018		(1)	828,919
Daimler Finance North America LLC	1.65%, $440,000 par, due 5/18/2018		(1)	439,186
John Deere Capital Corp	1.35%, $1,410,000 par, due 1/16/2018		(1)	1,408,276
John Deere Capital Corp	1.60%, $395,000 par, due 7/13/2018		(1)	394,871
Dell Equipment Finance Trust 2015-1	1.01%, $81,576 par, due 7/24/2017		(1)	81,565
Dell Equipment Finance Trust 2015-2	1.42%, $1,515,524 par, due 12/22/2017		(1)	1,516,219
Dell Equipment Finance Trust 2016-1	1.65%, $2,900,000 par, due 7/22/2021		(1)	2,897,999
Walt Disney Co/The	1.65%, $440,000 par, due 1/8/2019		(1)	440,424
DNB Boligkreditt AS	1.45%, $2,350,000 par, due 3/21/2018		(1)	2,345,916
EMC Corp	1.88%, $1,000,000 par, due 6/1/2018		(1)	988,915
EMD Finance LLC (Merck KGaA)	1.70%, $1,200,000 par, due 3/19/2018		(1)	1,195,922
ERP Operating LP	2.38%, $1,000,000 par, due 7/1/2019		(1)	1,007,884
Eaton Corp	5.60%, $1,400,000 par, due 5/15/2018		(1)	1,471,670
Ecolab Inc	1.55%, $2,200,000 par, due 1/12/2018		(1)	2,202,493
EdLinc Student Loan Funding Trust 2012-1	1.58%, $1,806,284 par, due 9/25/2030		(1)	1,768,643
Education Loan Asset-Backed Trust I	1.56%, $2,048,570 par, due 6/25/2026		(1)	2,028,773
Enterprise Fleet Financing LLC	1.30%, $1,751,161 par, due 9/20/2020		(1)	1,749,891
Enterprise Fleet Financing LLC	1.83%, $2,126,875 par, due 9/20/2021		(1)	2,127,899
Exxon Mobil Corp	0.92%, $1,700,000 par, due 3/15/2017		(1)	1,700,466
Exxon Mobil Corp	1.71%, $1,090,000 par, due 3/1/2019		(1)	1,092,355
Freddie Mac Non Gold Pool	2.13%, $679,863 par, due 5/1/2042		(1)	710,375
Freddie Mac Non Gold Pool	2.17%, $560,730 par, due 6/1/2042		(1)	590,798
Freddie Mac Non Gold Pool	2.33%, $751,565 par, due 6/1/2042		(1)	792,717
Freddie Mac Non Gold Pool	2.48%, $1,911,502 par, due 9/1/2042		(1)	1,955,220
Freddie Mac Gold Pool	6.00%, $1,460,028 par, due 8/1/2038		(1)	1,704,232
Freddie Mac Gold Pool	6.00%, $3,175,468 par, due 8/1/2038		(1)	3,698,820
Freddie Mac Non Gold Pool	2.90%, $392,186 par, due 5/1/2038		(1)	414,411
Freddie Mac Non Gold Pool	3.15%, $1,209,287 par, due 9/1/2037		(1)	1,281,537
Freddie Mac Non Gold Pool	2.98%, $485,947 par, due 6/1/2036		(1)	506,531
Freddie Mac Non Gold Pool	2.61%, $1,402,425 par, due 8/1/2035		(1)	1,479,084
Freddie Mac Non Gold Pool	2.92%, $304,442 par, due 1/1/2041		(1)	322,050
Freddie Mac Non Gold Pool	2.74%, $47,100 par, due 10/1/2029		(1)	48,034
Freddie Mac Gold Pool	5.50%, $209,271 par, due 12/1/2033		(1)	235,617
Freddie Mac Gold Pool	5.00%, $622,212 par, due 5/1/2020		(1)	647,510
Freddie Mac Non Gold Pool	2.32%, $1,776,558 par, due 10/1/2043		(1)	1,806,316
Freddie Mac Non Gold Pool	2.58%, $1,855,548 par, due 5/1/2044		(1)	1,910,584
Freddie Mac Non Gold Pool	2.39%, $4,222,957 par, due 7/1/2045		(1)	4,267,513
Freddie Mac Non Gold Pool	2.42%, $6,821,714 par, due 8/1/2045		(1)	6,902,667

33(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Freddie Mac Non Gold Pool	2.59%, $2,756,122 par, due 5/1/2045		(1)	$2,807,006
Freddie Mac Non Gold Pool	2.60%, $2,655,090 par, due 11/1/2045		(1)	2,701,204
Freddie Mac Non Gold Pool	2.54%, $5,866,553 par, due 2/1/2046		(1)	5,979,941
Freddie Mac Non Gold Pool	2.44%, $3,951,941 par, due 10/1/2046		(1)	3,988,785
Freddie Mac Non Gold Pool	2.42%, $6,056,534 par, due 10/1/2046		(1)	6,109,916
Freddie Mac Non Gold Pool	2.25%, $4,000,000 par, due 1/1/2047		(1)	4,018,172
Freddie Mac Gold Pool	3.00%, $4,791,275 par, due 8/1/2027		(1)	4,924,645
Fannie Mae-Aces	2.03%, $4,736,535 par, due 3/25/2019		(1)	4,758,063
Fannie Mae-Aces	2.17%, $5,000,000 par, due 9/25/2019		(1)	5,020,360
Fannie Mae-Aces	1.65%, $3,400,000 par, due 9/25/2019		(1)	3,395,913
Fannie Mae Pool	3.91%, $933,174 par, due 10/1/2032		(1)	1,001,318
Fannie Mae Pool	1.94%, $1,852,993 par, due 11/1/2032		(1)	1,932,937
FHLMC Multifamily Structured Passthrough	2.70%, $4,272,351 par, due 5/25/2018		(1)	4,331,865
Freddie Mac Multifamily Structured Pass
Through Certificates	2.46%, $5,300,000 par, due 8/25/2019		(1)	5,379,569
Freddie Mac Multifamily Structured Pass
Through Certificates	2.35%, $1,800,000 par, due 4/25/2021		(1)	1,808,465
Freddie Mac Multifamily Structured Pass
Through Certificates	1.23%, $3,041,132 par, due 9/25/2022		(1)	3,047,004
Freddie Mac Multifamily Structured Pass			(1)
Through Certificates	2.57%, $3,600,000 par, due 9/25/2020		(1)	3,662,284
Fannie Mae Pool	5.50%, $400,550 par, due 4/1/2033		(1)	460,930
Fannie Mae Pool	2.83%, $314,696 par, due 2/1/2041		(1)	333,598
Fannie Mae Pool	3.00%, $1,969,777 par, due 10/1/2041		(1)	2,067,895
Fannie Mae Pool	3.00%, $5,178,149 par, due 8/1/2027		(1)	5,325,897
Fannie Mae Pool	2.50%, $9,702,083 par, due 11/1/2027		(1)	9,731,897
Fannie Mae Pool	2.50%, $2,092,210 par, due 10/1/2024		(1)	2,116,225
Fannie Mae Pool	2.47%, $71,459 par, due 9/1/2044		(1)	73,238
Fannie Mae Pool	2.82%, $953,462 par, due 10/1/2044		(1)	977,740
Fannie Mae Pool	2.46%, $2,486,283 par, due 2/1/2045		(1)	2,537,483
Fannie Mae Pool	2.58%, $2,390,039 par, due 4/1/2045		(1)	2,434,104
Fannie Mae Pool	2.43%, $1,977,200 par, due 4/1/2045		(1)	2,016,144
Fannie Mae Trust 2003-W6	6.50%, $362,096 par, due 9/25/2042		(1)	409,687
Fannie Mae REMICS Trust 2003-W11	6.48%, $98,862 par, due 7/25/2033		(1)	108,111
Freddie Mac Struct PT Cert	5.23%, $3,527,940 par, due 5/25/2043		(1)	3,980,243
Fannie Mae Trust 2004-W1	7.00%, $710,872 par, due 12/25/2033		(1)	816,153
Fannie Mae Grantor Trust 2004-T2	6.00%, $975,433 par, due 11/25/2043		(1)	1,073,855
Fannie Mae REMICS	4.00%, $471,679 par, due 4/25/2019		(1)	478,261
Fannie Mae REMICS Trust 2004-W11	7.00%, $909,250 par, due 5/25/2044		(1)	1,053,757
Fannie Mae REMICS	5.50%, $2,841,293 par, due 4/25/2035		(1)	3,053,652
Fannie Mae REMICS	5.50%, $3,098,224 par, due 4/25/2035		(1)	3,450,762
Freddie Mac REMICS	4.00%, $491,824 par, due 12/15/2018		(1)	497,809
Freddie Mac REMICS	4.00%, $573,992 par, due 9/15/2019		(1)	578,057
Freddie Mac REMICS	4.00%, $817,911 par, due 6/15/2023		(1)	833,923
Fannie Mae Pool	6.00%, $87,932 par, due 2/1/2033		(1)	100,522
Fannie Mae Pool	2.71%, $856,536 par, due 7/1/2033		(1)	905,924
Fannie Mae Pool	6.50%, $10,565 par, due 1/1/2018		(1)	10,610
Fannie Mae Pool	2.88%, $702,899 par, due 5/1/2037		(1)	739,950
Fannie Mae Pool	4.50%, $104,352 par, due 7/1/2018		(1)	107,247
Fannie Mae Pool	5.00%, $1,003,957 par, due 6/1/2035		(1)	1,100,495
Fannie Mae Pool	2.71%, $357,055 par, due 8/1/2035		(1)	374,927
Fannie Mae Pool	2.53%, $558,171 par, due 8/1/2033		(1)	582,224
Fannie Mae Pool	2.50%, $473,985 par, due 8/1/2033		(1)	494,829
Fannie Mae Pool	2.86%, $279,476 par, due 12/1/2033		(1)	293,719
Fannie Mae Pool	2.80%, $175,797 par, due 5/1/2034		(1)	183,879
Fannie Mae Pool	2.67%, $3,002,500 par, due 6/1/2034		(1)	3,159,141
Fannie Mae Pool	5.00%, $253,712 par, due 10/1/2019		(1)	263,323
Fannie Mae Pool	5.00%, $232,212 par, due 11/1/2019		(1)	241,808
Fannie Mae Pool	5.50%, $14,394 par, due 6/1/2021		(1)	15,219
Fannie Mae Pool	5.50%, $198,962 par, due 1/1/2036		(1)	215,635
Fannie Mae Pool	5.50%, $308,001 par, due 2/1/2036		(1)	326,840
Fannie Mae Pool	2.63%, $2,699,439 par, due 11/1/2045		(1)	2,749,452
Fannie Mae Pool	2.44%, $3,437,230 par, due 10/1/2046		(1)	3,476,023
Fannie Mae Pool	3.72%, $1,228,484 par, due 5/1/2036		(1)	1,259,179
Fannie Mae Pool	2.76%, $1,308,244 par, due 5/1/2038		(1)	1,399,000
Fannie Mae Pool	2.50%, $772,921 par, due 10/1/2023		(1)	789,921
Fifth Third Bank/Cincinnati OH	2.30%, $490,000 par, due 3/15/2019		(1)	493,305
Fifth Third Auto Trust 2014-2	0.89%, $1,062,756 par, due 11/15/2018		(1)	1,062,390
Duke Energy Florida LLC	4.55%, $1,250,000 par, due 4/1/2020		(1)	1,335,381
Ford Credit Auto Owner Trust 2014-A	0.79%, $384,519 par, due 5/15/2018		(1)	384,424
Ford Credit Auto Owner Trust 2014-B	0.90%, $467,829 par, due 10/15/2018		(1)	467,664
Ford Credit Auto Owner Trust 2015-A	1.28%, $3,046,761 par, due 9/15/2019		(1)	3,047,967
Ford Credit Auto Owner Trust 2016-REV1	2.31%, $2,900,000 par, due 8/15/2027		(1)	2,894,368
Ford Credit Auto Owner Trust 2015-B	1.16%, $3,432,909 par, due 11/15/2019		(1)	3,429,775

34(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Ford Credit Auto Owner Trust 2015-C	1.41%, $5,000,000 par, due 2/15/2020		(1)	$5,001,715
Ford Motor Credit Co LLC	2.02%, $860,000 par, due 5/3/2019		(1)	852,109
GAHR Commercial Mortgage Trust 2015-NRF	2.00%, $3,467,925 par, due 12/15/2034		(1)	3,473,307
GE Capital International Funding Co Unlimited Co	2.34%, $1,727,000 par, due 11/15/2020		(1)	1,726,176
Ginnie Mae II pool	2.13%, $1,038,875 par, due 4/20/2042		(1)	1,066,808
GS Mortgage Securities Trust 2012-GCJ7	2.94%, $3,600,000 par, due 5/10/2045		(1)	3,661,538
GS Mortgage Securities Trust 2012-GCJ9	2.37%, $3,250,000 par, due 11/10/2045		(1)	3,252,142
Ginnie Mae II pool	1.15%, $4,816,546 par, due 5/20/2058		(1)	4,812,461
Ginnie Mae II pool	4.80%, $2,424,927 par, due 12/20/2060		(1)	2,483,594
Ginnie Mae II pool	5.47%, $829,088 par, due 8/20/2059		(1)	837,621
GM Financial Automobile Leasing Trust 2015-3	1.32%, $2,268,708 par, due 6/20/2018		(1)	2,272,252
Ginnie Mae II pool	6.08%, $704,845 par, due 10/20/2058		(1)	722,700
Ginnie Mae II pool	5.78%, $310,627 par, due 12/20/2058		(1)	313,752
Ginnie Mae II pool	5.46%, $467,993 par, due 7/20/2059		(1)	472,729
Ginnie Mae II pool	5.59%, $55,019 par, due 2/20/2059		(1)	55,610
General Electric Co	5.55%, $215,000 par, due 5/4/2020		(1)	237,517
General Electric Co	2.20%, $430,000 par, due 1/9/2020		(1)	431,399
Gilead Sciences Inc	1.85%, $800,000 par, due 9/4/2018		(1)	803,020
GlaxoSmithKline Capital Inc	5.65%, $1,000,000 par, due 5/15/2018		(1)	1,054,010
Goldman Sachs Group Inc/The	2.75%, $380,000 par, due 9/15/2020		(1)	381,642
Goldman Sachs Group Inc/The	2.00%, $730,000 par, due 4/25/2019		(1)	727,100
Goldman Sachs Group Inc/The	2.30%, $930,000 par, due 12/13/2019		(1)	928,944
Goldman Sachs Group Inc/The	2.90%, $2,000,000 par, due 7/19/2018		(1)	2,027,620
Goldman Sachs Group Inc/The	2.55%, $920,000 par, due 10/23/2019		(1)	926,755
HSBC USA Inc	2.00%, $600,000 par, due 8/7/2018		(1)	599,846
Home Depot Inc/The	2.00%, $730,000 par, due 4/1/2021		(1)	724,197
Honda Auto Receivables 2016-3 Owner Trust	1.16%, $3,600,000 par, due 5/18/2020		(1)	3,579,512
Honda Auto Receivables 2016-2 Owner Trust	1.39%, $1,000,000 par, due 4/15/2020		(1)	998,450
Honeywell International Inc	1.85%, $2,520,000 par, due 11/1/2021		(1)	2,462,620
Honolulu City & County Board of Water Supply	1.74%, $1,750,000 par, due 7/1/2018		(1)	1,758,243
HSBC Bank PLC	1.50%, $2,500,000 par, due 5/15/2018		(1)	2,486,080
Hyundai Auto Receivables Trust 2015-A	1.05%, $2,920,212 par, due 4/15/2019		(1)	2,918,676
Hyundai Auto Lease Securitization Trust 2015-A	1.42%, $3,740,296 par, due 9/17/2018		(1)	3,745,428
Hyundai Auto Lease Securitization Trust 2016-B	1.24%, $2,773,683 par, due 11/15/2018		(1)	2,773,403
Hyundai Capital America	1.45%, $1,500,000 par, due 2/6/2017		(1)	1,500,255
Intel Corp	1.35%, $1,000,000 par, due 12/15/2017		(1)	1,001,503
International Business Machines Corp	5.70%, $2,000,000 par, due 9/14/2017		(1)	2,059,944
International Business Machines Corp	1.25%, $900,000 par, due 2/8/2018		(1)	898,939
JPMorgan Chase & Co	6.00%, $730,000 par, due 1/15/2018		(1)	761,481
JPMorgan Chase & Co	2.25%, $1,480,000 par, due 1/23/2020		(1)	1,476,516
JPMorgan Chase & Co	2.55%, $620,000 par, due 10/29/2020		(1)	619,542
JPMorgan Chase & Co	2.40%, $1,100,000 par, due 6/7/2021		(1)	1,089,895
JP Morgan Chase Commercial Mortgage
Securities Trust 2011-C4	4.39%, $2,380,000 par, due 7/15/2046		(1)	2,556,363
John Deere Owner Trust 2014-A	0.92%, $730,997 par, due 4/16/2018		(1)	730,683
John Deere Owner Trust 2016-B	1.25%, $3,700,000 par, due 6/15/2020		(1)	3,682,370
JPMorgan Chase Bank NA	1.65%, $880,000 par, due 9/23/2019		(1)	871,247
JPMorgan Chase & Co	2.20%, $870,000 par, due 10/22/2019		(1)	873,494
KeyBank NA/Cleveland OH	2.25%, $1,200,000 par, due 3/16/2020		(1)	1,194,964
KeyBank NA/Cleveland OH	2.35%, $520,000 par, due 3/8/2019		(1)	522,988
KeyBank NA/Cleveland OH	1.60%, $710,000 par, due 8/22/2019		(1)	700,277
Lockheed Martin Corp	1.85%, $840,000 par, due 11/23/2018		(1)	843,346
Manufacturers & Traders Trust Co	1.40%, $2,500,000 par, due 7/25/2017		(1)	2,501,320
MMAF Equipment Finance LLC 2016-A	1.76%, $1,800,000 par, due 1/17/2023		(1)	1,772,667
MassMutual Global Funding II	1.55%, $2,080,000 par, due 10/11/2019		(1)	2,055,400
McDonald's Corp	5.80%, $1,450,000 par, due 10/15/2017		(1)	1,499,520
McDonald's Corp	2.10%, $480,000 par, due 12/7/2018		(1)	482,851
Medtronic Inc	2.50%, $740,000 par, due 3/15/2020		(1)	748,281
Mercedes Benz Auto Lease Trust 2015-A	1.10%, $99,582 par, due 8/15/2017		(1)	99,563
Mercedes-Benz Auto Receivables Trust 2015-1	1.34%, $4,000,000 par, due 12/16/2019		(1)	3,998,716
Merrill Lynch Mortgage Investors Trust Series
MLCC 2004-A	1.22%, $12,356 par, due 4/25/2029		(1)	11,820
Metropolitan Government of Nashville & Davidson
County TN	1.86%, $1,500,000 par, due 7/1/2019		(1)	1,507,830
Metropolitan Life Global Funding I	1.95%, $2,400,000 par, due 12/3/2018		(1)	2,408,957
Microsoft Corp	1.10%, $1,220,000 par, due 8/8/2019		(1)	1,203,595
Micron Semiconductor Asia Pte Ltd	1.26%, $2,104,500 par, due 1/15/2019		(1)	2,095,160
MidAmerican Energy Co	5.30%, $1,980,000 par, due 3/15/2018		(1)	2,064,592
MidAmerican Energy Co	2.40%, $1,000,000 par, due 3/15/2019		(1)	1,012,182
Middletown City School District/OH	1.78%, $1,365,000 par, due 12/1/2019		(1)	1,358,503
Mondelez International Holdings Netherlands BV	1.63%, $1,700,000 par, due 10/28/2019		(1)	1,666,496
Monmouth County Improvement Authority	2.15%, $1,000,000 par, due 12/15/2019		(1)	1,004,830
Morgan Stanley Capital Barclays Bank Trust
2016-MART	2.20%, $1,400,000 par, due 9/13/2031		(1)	1,368,755

35(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Morgan Stanley	5.45%, $450,000 par, due 1/9/2017		(1)	$450,221
Morgan Stanley	2.50%, $560,000 par, due 1/24/2019		(1)	565,887
Morgan Stanley	2.45%, $600,000 par, due 2/1/2019		(1)	604,120
Morgan Stanley	2.63%, $1,110,000 par, due 11/17/2021		(1)	1,096,638
Morgan Stanley	2.65%, $920,000 par, due 1/27/2020		(1)	924,333
Morgan Stanley Capital I Trust 2007-IQ13	5.31%, $631,680 par, due 3/15/2044		(1)	632,455
Morgan Stanley Capital I Trust 2012-C4	2.11%, $374,361 par, due 3/15/2045		(1)	374,252
Morgan Stanley	1.88%, $800,000 par, due 1/5/2018		(1)	801,192
National Australia Bank Ltd	2.00%, $2,275,000 par, due 6/20/2017		(1)	2,282,423
Navient Student Loan Trust 2015-2	1.18%, $3,600,000 par, due 8/27/2029		(1)	3,585,553
Navient Student Loan Trust 2016-6	1.51%, $2,130,000 par, due 3/25/2066		(1)	2,134,230
New Hampshire Higher Education Loan Corp	0.94%, $800,915 par, due 10/25/2028		(1)	799,465
New York Life Global Funding	1.65%, $1,900,000 par, due 5/15/2017		(1)	1,904,560
New York Life Global Funding	2.10%, $450,000 par, due 1/2/2019		(1)	451,863
New York Life Global Funding	1.50%, $980,000 par, due 10/24/2019		(1)	966,871
New York State Urban Development Corp	6.45%, $660,000 par, due 3/15/2018		(1)	683,938
Nissan Auto Lease Trust 2016-B	1.26%, $3,600,000 par, due 12/17/2018		(1)	3,597,170
Nissan Auto Lease Trust 2016-A	1.22%, $2,841,317 par, due 8/15/2018		(1)	2,841,189
Nissan Auto Receivables 2016-B Owner Trust	1.32%, $3,600,000 par, due 1/15/2021		(1)	3,578,314
North Carolina State Ed Assistance Auth	1.56%, $1,790,221 par, due 7/25/2039		(1)	1,763,994
Northstar Education Finance Inc	1.46%, $987,931 par, due 12/26/2031		(1)	965,815
Oracle Corp	2.38%, $900,000 par, due 1/15/2019		(1)	912,047
Oracle Corp	1.90%, $1,530,000 par, due 9/15/2021		(1)	1,495,105
Orange SA	1.63%, $1,430,000 par, due 11/3/2019		(1)	1,407,262
PPL Electric Utilities Corp	3.00%, $1,500,000 par, due 9/15/2021		(1)	1,522,463
PNC Bank NA	1.50%, $1,300,000 par, due 2/23/2018		(1)	1,298,370
PNC Bank NA	1.60%, $1,500,000 par, due 6/1/2018		(1)	1,498,224
PNC Bank NA	1.85%, $370,000 par, due 7/20/2018		(1)	370,642
PNC Bank NA	1.70%, $800,000 par, due 12/7/2018		(1)	798,552
PACCAR Financial Corp	1.75%, $860,000 par, due 8/14/2018		(1)	863,652
PACCAR Financial Corp	2.25%, $730,000 par, due 2/25/2021		(1)	722,576
PepsiCo Inc	2.25%, $1,200,000 par, due 1/7/2019		(1)	1,214,255
PepsiCo Inc	1.25%, $600,000 par, due 4/30/2018		(1)	599,245
Petroleos Mexicanos	1.95%, $4,200,000 par, due 12/20/2022		(1)	4,168,109
Petroleos Mexicanos	1.34%, $3,280,625 par, due 2/15/2024		(1)	3,285,569
Pfizer Inc	1.70%, $1,530,000 par, due 12/15/2019		(1)	1,528,557
Procter & Gamble Co/The	1.70%, $1,840,000 par, due 11/3/2021		(1)	1,808,514
Public Service Electric & Gas Co	5.30%, $2,400,000 par, due 5/1/2018		(1)	2,516,940
Realty Income Corp	2.00%, $1,716,000 par, due 1/31/2018		(1)	1,720,843
Reliance Industries Ltd	2.06%, $2,755,000 par, due 1/15/2026		(1)	2,714,457
Royal Bank of Canada	2.10%, $950,000 par, due 10/14/2020		(1)	945,146
Royal Bank of Canada	1.20%, $1,025,000 par, due 9/19/2017		(1)	1,023,624
Royal Bank of Canada	2.00%, $2,300,000 par, due 10/1/2018		(1)	2,315,606
SCG Trust 2013-SRP1	2.10%, $3,000,000 par, due 11/15/2026		(1)	3,000,003
SLM Student Loan Trust 2006-1	0.99%, $1,300,000 par, due 7/26/2021		(1)	1,239,710
San Diego Gas & Electric Co	1.91%, $471,430 par, due 2/1/2022		(1)	465,637
Charles Schwab Corp/The	2.20%, $700,000 par, due 7/25/2018		(1)	705,270
Charles Schwab Corp/The	1.50%, $1,220,000 par, due 3/10/2018		(1)	1,220,288
Charles Schwab Corp/The	6.38%, $500,000 par, due 9/1/2017		(1)	516,698
Sequoia Mortgage Trust 9	1.44%, $13,253 par, due 9/20/2032		(1)	12,462
Shell International Finance BV	1.90%, $870,000 par, due 8/10/2018		(1)	875,315
Shell International Finance BV	2.13%, $700,000 par, due 5/11/2020		(1)	699,164
Shell International Finance BV	1.63%, $1,320,000 par, due 11/10/2018		(1)	1,321,489
Sherwin-Williams Co/The	1.35%, $1,265,000 par, due 12/15/2017		(1)	1,262,805
Siemens Financieringsmaatschappij NV	1.45%, $1,900,000 par, due 5/25/2018		(1)	1,897,902
Simon Property Group LP	2.35%, $640,000 par, due 1/30/2022		(1)	631,404
United States Small Business Administration	4.76%, $2,251,009 par, due 9/1/2025		(1)	2,386,002
United States Small Business Administration	5.29%, $1,670,167 par, due 12/1/2027		(1)	1,803,382
United States Small Business Administration	5.63%, $2,611,662 par, due 10/1/2028		(1)	2,864,293
United States Small Business Administration	6.77%, $739,378 par, due 11/1/2028		(1)	831,853
SBA Small Business Investment Cos	5.46%, $303,833 par, due 2/10/2017		(1)	305,684
SBA Small Business Investment Cos	5.79%, $391,597 par, due 8/10/2017		(1)	400,659
SBA Small Business Investment Cos	5.90%, $555,671 par, due 2/10/2018		(1)	577,883
SBA Small Business Investment Cos	3.64%, $1,757,479 par, due 9/10/2023		(1)	1,827,058
SBA Small Business Investment Cos	2.83%, $7,010,131 par, due 9/10/2025		(1)	7,132,220
South Carolina Student Loan Corp	1.26%, $1,238,085 par, due 1/25/2041		(1)	1,216,802
South Lyon Community Schools	1.94%, $2,000,000 par, due 5/1/2019		(1)	2,005,740
Southern California Edison Co	1.84%, $942,857 par, due 2/1/2022		(1)	927,511
Statoil ASA	1.25%, $1,560,000 par, due 11/9/2017		(1)	1,558,287
Teva Pharmaceutical Finance Netherlands III BV	1.40%, $820,000 par, due 7/20/2018		(1)	813,314
Texas A&M University	1.54%, $2,150,000 par, due 5/15/2018		(1)	2,154,838
Toronto-Dominion Bank/The	2.25%, $5,450,000 par, due 9/25/2019		(1)	5,493,387
Total Capital Intl	1.50%, $2,000,000 par, due 2/17/2017		(1)	2,000,666
Towd Point Mortgage Trust 2016-1	2.75%, $2,283,941 par, due 2/25/2055		(1)	2,289,315

36(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Towd Point Mortgage Trust 2016-2	2.75%, $2,266,217 par, due 8/25/2055		(1)	$2,261,487
Towd Point Mortgage Trust 2016-3	2.25%, $1,588,804 par, due 8/25/2055		(1)	1,576,025
Toyota Auto Receivables 2015-C Owner Trust	1.34%, $3,600,000 par, due 6/17/2019		(1)	3,600,184
Toyota Motor Credit Corp	1.45%, $2,220,000 par, due 1/12/2018		(1)	2,220,644
Toyota Motor Credit Corp	1.55%, $400,000 par, due 7/13/2018		(1)	399,900
Toyota Motor Credit Corp	1.70%, $730,000 par, due 2/19/2019		(1)	727,693
Toyota Auto Receivables 2016-C	1.14%, $3,670,000 par, due 8/17/2020		(1)	3,645,895
UBS AG/Stamford CT	5.88%, $1,250,000 par, due 12/20/2017		(1)	1,301,174
UBS AG/Stamford CT	1.38%, $800,000 par, due 6/1/2017		(1)	799,813
USAA Capital Corp	2.00%, $1,720,000 par, due 6/1/2021		(1)	1,683,622
US Bank NA/Cincinnati OH	1.38%, $1,500,000 par, due 9/11/2017		(1)	1,501,194
US Bank NA/Cincinnati OH	2.13%, $500,000 par, due 10/28/2019		(1)	501,807
US Bank NA/Cincinnati OH	1.35%, $1,080,000 par, due 1/26/2018		(1)	1,078,116
US Bank NA/Cincinnati OH	1.40%, $1,250,000 par, due 4/26/2019		(1)	1,236,409
UBS-Barclays Commercial Mortgage Trust 2012-C3	3.09%, $4,015,000 par, due 8/10/2049		(1)	4,110,886
Ukraine Government AID Bonds	1.47%, $700,000 par, due 9/29/2021		(1)	683,371
Union Electric Co	6.70%, $1,500,000 par, due 2/1/2019		(1)	1,642,920
United States Treasury Note/Bond	0.75%, $7,400,000 par, due 8/15/2019		(1)	7,286,107
United States Treasury Note/Bond	1.63%, $2,850,000 par, due 12/31/2019		(1)	2,864,028
United States Treasury Note/Bond	0.88%, $7,250,000 par, due 10/15/2018		(1)	7,214,881
United States Treasury Note/Bond	1.25%, $2,200,000 par, due 12/15/2018		(1)	2,202,407
United States Treasury Inflation Indexed Bonds	0.13%, $32,842,000 par, due 4/15/2021		(1)	33,687,911
United States Treasury Note/Bond	1.38%, $7,000,000 par, due 9/30/2018		(1)	7,026,250
United States Treasury Note/Bond	0.75%, $11,500,000 par, due 9/30/2018		(1)	11,422,283
United States Treasury Note/Bond	1.00%, $7,650,000 par, due 10/15/2019		(1)	7,568,122
United States Treasury Note/Bond	1.00%, $7,575,000 par, due 11/15/2019		(1)	7,483,865
United States Treasury Note/Bond	0.88%, $1,200,000 par, due 7/15/2018		(1)	1,196,156
United Technologies Corp	1.50%, $1,350,000 par, due 11/1/2019		(1)	1,340,056
UnitedHealth Group Inc	1.90%, $920,000 par, due 7/16/2018		(1)	924,087
UnitedHealth Group Inc	1.70%, $1,250,000 par, due 2/15/2019		(1)	1,246,243
Ventas Realty LP / Ventas Capital Corp	2.00%, $700,000 par, due 2/15/2018		(1)	701,441
Verizon Communications Inc	3.65%, $1,600,000 par, due 9/14/2018		(1)	1,652,827
Verizon Communications Inc	1.38%, $700,000 par, due 8/15/2019		(1)	689,105
Volkswagen Group of America Finance LLC	1.60%, $1,150,000 par, due 11/20/2017		(1)	1,146,387
Volkswagen Group of America Finance LLC	1.65%, $300,000 par, due 5/22/2018		(1)	298,371
Volkswagen Auto Lease Trust 2015-A	1.25%, $3,325,752 par, due 12/20/2017		(1)	3,326,022
Volvo Financial Equipment LLC Series 2014-1	0.82%, $717,727 par, due 4/16/2018		(1)	717,261
Volvo Financial Equipment LLC Series 2016-1	1.44%, $1,723,035 par, due 10/15/2018		(1)	1,724,385
WFRBS Commercial Mortgage Trust 2012-C10	2.45%, $3,500,000 par, due 12/15/2045		(1)	3,522,729
Westpac Banking Corp	1.25%, $1,625,000 par, due 12/15/2017		(1)	1,621,776
Westpac Banking Corp	2.00%, $2,250,000 par, due 5/21/2019		(1)	2,258,075
WFRBS Commercial Mortgage Trust 2014-LC14	1.45%, $1,000,000 par, due 3/15/2047		(1)	995,992
Wheels SPV 2 LLC	1.59%, $1,633,000 par, due 5/20/2025		(1)	1,625,818
WEC Energy Group Inc	1.65%, $650,000 par, due 6/15/2018		(1)	649,403
State of Wisconsin	1.45%, $750,000 par, due 5/1/2020		(1)	735,653
World Omni Auto Receivables Trust 2013-B	0.83%, $211,721 par, due 8/15/2018		(1)	211,677
World Omni Auto Lease Sec Trust	1.54%, $2,600,000 par, due 10/15/2018		(1)	2,602,423
Xcel Energy Inc	1.20%, $1,000,000 par, due 6/1/2017		(1)	999,050
Xcel Energy Inc	2.40%, $730,000 par, due 3/15/2021		(1)	725,913
WF/BlackRock Short Term Investment Fund S	0.83%, $24,726,575 par		(1)	24,726,575
				754,559,729
	Accrued income			2,348,807
	Payable for securities purchased on a forward commitment basis			(7,196,310)
	Payable for investment securities purchased			(6,951,000)
	Receivables for investment securities sold			6,916,000
	Receivable for investment payments due			779,711
	Adjustment from fair value to current value			521,994
	Total			750,978,931
American General Life Ins. Co.	2.24%
Transamerica Premier Life Ins. Co.	2.36%
Pacific Life Ins. Co.	2.27%
Nationwide Life Insurance Co.	2.13%
State Street Bank and TrustCo.	2.00%
Voya Ins. and Annuity Co.	2.11%
21st Century Fox America Inc	3.38%, $700,000 par, due 11/15/2026		(1)	686,195
Abay Leasing 2014 LLC	2.65%, $1,520,833 par, due 11/9/2026		(1)	1,533,806
ABB Treasury Center USA Inc	4.00%, $1,500,000 par, due 6/15/2021		(1)	1,584,161
AbbVie Inc	1.80%, $945,000 par, due 5/14/2018		(1)	945,710
Access Group Inc 2013-1	1.26%, $1,183,079 par, due 2/25/2036		(1)	1,168,502
Adams & Arapahoe Joint School District 28J Aurora	3.73%, $675,000 par, due 12/1/2020		(1)	709,182
AIG Global Funding	2.70%, $1,700,000 par, due 12/15/2021		(1)	1,696,348
Air Liquide Finance SA	1.38%, $2,050,000 par, due 9/27/2019		(1)	2,015,216
Airgas Inc	3.05%, $670,000 par, due 8/1/2020		(1)	685,011
Allergan PLC	3.80%, $670,000 par, due 3/15/2025		(1)	670,789
37(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Alvin Independent School District/TX	3.78%, $500,000 par, due 2/15/2021		(1)	$525,275
American Express Co	1.55%, $500,000 par, due 5/22/2018		(1)	499,029
American Express Credit Corp	1.70%, $630,000 par, due 10/30/2019		(1)	623,850
American Express Credit Corp	2.38%, $480,000 par, due 5/26/2020		(1)	479,732
American Honda Finance Corp	1.65%, $1,270,000 par, due 7/12/2021		(1)	1,223,085
American Honda Finance Corp	2.45%, $940,000 par, due 9/24/2020		(1)	944,860
AmeriCredit Automobile Receivables 2015-4	1.70%, $1,900,000 par, due 7/8/2020		(1)	1,905,746
Anderson County School District No 1/SC	5.00%, $500,000 par, due 3/1/2022		(1)	537,870
Anheuser-Busch InBev Finance Inc	2.65%, $1,670,000 par, due 2/1/2021		(1)	1,679,594
Anheuser-Busch InBev Finance Inc	3.65%, $940,000 par, due 2/1/2026		(1)	954,279
Anheuser-Busch InBev Worldwide Inc	3.75%, $500,000 par, due 1/15/2022		(1)	521,888
Apple Inc	1.55%, $900,000 par, due 8/4/2021		(1)	870,140
Apple Inc	2.85%, $800,000 par, due 2/23/2023		(1)	804,986
Archer-Daniels-Midland Co	4.48%, $360,000 par, due 3/1/2021		(1)	390,019
Arconic Inc	5.72%, $392,000 par, due 2/23/2019		(1)	415,520
AT&T Inc	1.60%, $420,000 par, due 2/15/2017		(1)	420,113
AT&T Inc	3.40%, $850,000 par, due 5/15/2025		(1)	819,250
AvalonBay Communities Inc	2.95%, $1,800,000 par, due 9/15/2022		(1)	1,794,350
BAE Systems Holdings Inc	3.80%, $1,000,000 par, due 10/7/2024		(1)	1,024,709
BAE Systems PLC	4.75%, $770,000 par, due 10/11/2021		(1)	832,607
Bank of America Corp	2.65%, $370,000 par, due 4/1/2019		(1)	373,909
Bank of America Corp	3.30%, $1,600,000 par, due 1/11/2023		(1)	1,605,344
Bank of America Corp	3.95%, $535,000 par, due 4/21/2025		(1)	532,587
Bank of America Corp	4.00%, $1,500,000 par, due 4/1/2024		(1)	1,547,009
Bank of America Corp	5.00%, $300,000 par, due 5/13/2021		(1)	326,711
Bank of America Corp	5.42%, $300,000 par, due 3/15/2017		(1)	302,174
Bank of America Corp	6.40%, $450,000 par, due 8/28/2017		(1)	463,799
Bank of America NA	5.30%, $1,250,000 par, due 3/15/2017		(1)	1,259,681
Bank of Montreal	1.75%, $1,100,000 par, due 6/15/2021		(1)	1,070,706
Bank of Montreal	1.90%, $920,000 par, due 8/27/2021		(1)	891,502
Bank of Montreal	2.10%, $1,150,000 par, due 12/12/2019		(1)	1,149,995
Bank of New York Mellon Corp/The	2.15%, $1,200,000 par, due 2/24/2020		(1)	1,196,466
Bank of New York Mellon Corp/The	2.20%, $1,200,000 par, due 5/15/2019		(1)	1,207,241
Bank of Nova Scotia/The	4.50%, $500,000 par, due 12/16/2025		(1)	513,644
Bayer US Finance LLC	2.38%, $830,000 par, due 10/8/2019		(1)	831,470
BB&T Corp	2.45%, $1,300,000 par, due 1/15/2020		(1)	1,310,188
BB&T Corp	2.63%, $1,150,000 par, due 6/29/2020		(1)	1,159,009
Becton Dickinson and Co	2.67%, $624,000 par, due 12/15/2019		(1)	633,117
BHP Billiton Finance USA Ltd	3.85%, $500,000 par, due 9/30/2023		(1)	529,170
Boston Properties LP	3.13%, $500,000 par, due 9/1/2023		(1)	490,285
Boston Properties LP	3.85%, $1,830,000 par, due 2/1/2023		(1)	1,877,690
BP Capital Markets PLC	2.31%, $1,000,000 par, due 2/13/2020		(1)	1,000,141
BP Capital Markets PLC	3.22%, $1,200,000 par, due 11/28/2023		(1)	1,211,987
BP Capital Markets PLC	3.81%, $560,000 par, due 2/10/2024		(1)	581,764
Brazos Student Finance Corp	1.25%, $181,497 par, due 6/25/2027		(1)	177,455
Burlington Northern Santa Fe LLC	3.40%, $500,000 par, due 9/1/2024		(1)	514,743
Burlington Northern Santa Fe LLC	3.60%, $1,010,000 par, due 9/1/2020		(1)	1,057,834
Cabot Corp	3.40%, $500,000 par, due 9/15/2026		(1)	475,072
Canadian Pacific Railway Co	2.90%, $460,000 par, due 2/1/2025		(1)	450,861
Canadian Pacific Railway Co	4.50%, $775,000 par, due 1/15/2022		(1)	832,623
Capital Auto Receivables Asset Trust 2015-4	1.83%, $1,800,000 par, due 3/20/2020		(1)	1,802,878
Capital Auto Receivables Asset	1.26%, $195,663 par, due 5/21/2018		(1)	195,680
Capital One Multi-Asset Execution Tr	1.34%, $2,600,000 par, due 4/15/2022		(1)	2,571,226
Cargill Inc	4.31%, $1,210,000 par, due 5/14/2021		(1)	1,291,472
CarMax Auto Owner Trust 2013-4	0.80%, $91,836 par, due 7/16/2018		(1)	91,808
Carmax Auto Owner Trust 2014-1	0.79%, $456,708 par, due 10/15/2018		(1)	456,410
CarMax Auto Owner Trust 2015-4	1.56%, $1,500,000 par, due 11/16/2020		(1)	1,500,570
Carmax Auto Owner Trust 2016-3	1.39%, $2,600,000 par, due 5/17/2021		(1)	2,582,788
Caterpillar Financial Services Corp	1.70%, $1,400,000 par, due 8/9/2021		(1)	1,344,715
Caterpillar Inc	3.90%, $750,000 par, due 5/27/2021		(1)	790,906
CenterPoint Energy Houston Electric LLC	1.85%, $580,000 par, due 6/1/2021		(1)	566,734
CenterPoint Energy Houston Electric LLC	2.25%, $1,298,000 par, due 8/1/2022		(1)	1,269,283
CenterPoint Energy Transition	2.16%, $1,400,000 par, due 10/15/2021		(1)	1,408,358
Charter Township of Bloomfield MI	3.09%, $665,000 par, due 5/1/2020		(1)	686,353
Chase Issuance Trust	1.37%, $1,800,000 par, due 6/15/2021		(1)	1,782,641
Cherokee County Board of Education	5.63%, $1,000,000 par, due 8/1/2028		(1)	1,151,530
Chevron Corp	2.35%, $470,000 par, due 12/5/2022		(1)	461,239
Chevron Corp	2.57%, $1,000,000 par, due 5/16/2023		(1)	985,887
Chevron Corp	3.19%, $700,000 par, due 6/24/2023		(1)	716,993
Children's Hospital Medical Center/Cincinnati OH	2.85%, $1,775,000 par, due 11/15/2026		(1)	1,683,465
Chubb INA Holdings Inc	2.88%, $360,000 par, due 11/3/2022		(1)	362,946
Cintas Corp No 2	3.25%, $2,180,000 par, due 6/1/2022		(1)	2,206,923
Cisco Systems Inc	1.85%, $390,000 par, due 9/20/2021		(1)	380,627
Cisco Systems Inc	2.20%, $760,000 par, due 2/28/2021		(1)	758,362

38(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Cisco Systems Inc	2.45%, $430,000 par, due 6/15/2020		(1)	$434,338
Citigroup Commercial Mortgage Trust 2012-GC8	2.61%, $1,500,000 par, due 5/10/2022		(1)	1,511,840
Citigroup Commercial Mortgage Trust 2013-GC11	2.69%, $2,650,000 par, due 4/10/2046		(1)	2,686,199
Citigroup Inc	2.35%, $1,000,000 par, due 8/2/2021		(1)	978,199
Citigroup Inc	2.40%, $470,000 par, due 2/18/2020		(1)	469,046
Citigroup Inc	2.70%, $500,000 par, due 3/30/2021		(1)	498,856
Citigroup Inc	2.90%, $760,000 par, due 12/8/2021		(1)	757,950
Citigroup Inc	3.30%, $380,000 par, due 4/27/2025		(1)	372,295
Citigroup Inc	3.40%, $760,000 par, due 5/1/2026		(1)	738,462
Citigroup Inc	4.50%, $600,000 par, due 1/14/2022		(1)	639,706
Citizens Bank NA/Providence RI	2.50%, $1,012,000 par, due 3/14/2019		(1)	1,019,796
City & County of Honolulu HI	2.37%, $750,000 par, due 10/1/2024		(1)	726,195
City of Austin TX	3.45%, $500,000 par, due 9/1/2021		(1)	518,195
City of Boston MA	4.40%, $1,000,000 par, due 4/1/2026		(1)	1,075,930
City of Chicago IL	6.05%, $1,000,000 par, due 1/1/2029		(1)	1,004,130
City of Dallas TX Waterworks & Sewer
System Revenue	2.59%, $1,250,000 par, due 10/1/2027		(1)	1,209,388
City of Houston TX	4.36%, $695,000 par, due 3/1/2020		(1)	741,127
City of Lubbock TX	4.74%, $750,000 par, due 2/15/2020		(1)	793,845
CNH Equipment Trust 2015-A	1.30%, $1,650,379 par, due 4/15/2020		(1)	1,649,674
Comcast Corp	1.63%, $535,000 par, due 1/15/2022		(1)	512,806
Comcast Corp	2.75%, $810,000 par, due 3/1/2023		(1)	804,209
COMM 2012-LC4 A4 9.6-Yr CMBS	3.29%, $2,300,000 par, due 12/10/2044		(1)	2,388,849
COMM 2013-CCRE6 Mortgage Trust	3.10%, $2,880,000 par, due 3/10/2046		(1)	2,930,797
COMM 2013-CCRE8 Mortgage Trust	3.61%, $2,165,000 par, due 6/10/2046		(1)	2,264,597
Commonwealth Edison Co	3.40%, $1,100,000 par, due 9/1/2021		(1)	1,141,467
Commonwealth of Pennsylvania	4.65%, $750,000 par, due 2/15/2026		(1)	814,733
Connecticut Light & Power Co/The	5.38%, $750,000 par, due 3/1/2017		(1)	754,780
ConocoPhillips Co	2.20%, $1,290,000 par, due 5/15/2020		(1)	1,280,153
ConocoPhillips Co	2.88%, $600,000 par, due 11/15/2021		(1)	604,574
ConocoPhillips	5.75%, $450,000 par, due 2/1/2019		(1)	483,465
Core Industrial Trust 2015-CALW	3.04%, $1,585,000 par, due 2/10/2034		(1)	1,617,177
Corning Inc	4.25%, $1,310,000 par, due 8/15/2020		(1)	1,383,555
County of Baltimore MD	2.78%, $1,000,000 par, due 7/1/2030		(1)	924,570
County of Baltimore MD	2.85%, $550,000 par, due 8/1/2026		(1)	537,020
County of Loudoun VA	1.85%, $1,500,000 par, due 12/1/2019		(1)	1,506,960
County of Scott MN	4.75%, $1,000,000 par, due 12/1/2020		(1)	1,001,320
County of Spokane WA	2.06%, $500,000 par, due 12/1/2022		(1)	484,830
County of Spokane WA	2.24%, $2,500,000 par, due 12/1/2023		(1)	2,442,775
Credit Suisse AG/New York NY	2.30%, $1,000,000 par, due 5/28/2019		(1)	1,002,448
Credit Suisse AG/New York NY	3.63%, $330,000 par, due 9/9/2024		(1)	332,205
CVS Health Corp	3.50%, $340,000 par, due 7/20/2022		(1)	349,348
CVS Health Corp	4.00%, $570,000 par, due 12/5/2023		(1)	600,578
Daimler Finance North America LLC	1.50%, $650,000 par, due 7/5/2019		(1)	639,519
Daimler Finance North America LLC	2.00%, $460,000 par, due 7/6/2021		(1)	446,666
Daimler Finance North America LLC	2.20%, $470,000 par, due 10/30/2021		(1)	459,290
Daimler Finance North America LLC	2.45%, $920,000 par, due 5/18/2020		(1)	918,148
Danone SA	1.69%, $1,510,000 par, due 10/30/2019		(1)	1,491,095
Dayton Metro Library	2.15%, $1,100,000 par, due 12/1/2020		(1)	1,095,721
DBUBS 2011-LC1 Mortgage Trust	5.00%, $2,100,000 par, due 11/10/2046		(1)	2,278,324
DBUBS 2011-LC2 Mortgage Trust	4.54%, $2,000,000 par, due 7/10/2044		(1)	2,155,066
Deere & Co	2.60%, $1,500,000 par, due 6/8/2022		(1)	1,492,716
Dell Equipment Finance Trust 2016-1	1.65%, $2,600,000 par, due 7/22/2021		(1)	2,598,206
Duke Energy Progress LLC	2.80%, $950,000 par, due 5/15/2022		(1)	960,551
Duke Energy Progress LLC	5.30%, $1,200,000 par, due 1/15/2019		(1)	1,282,678
Eaton Corp	6.95%, $1,375,000 par, due 3/20/2019		(1)	1,514,820
Ecolab Inc	2.25%, $540,000 par, due 1/12/2020		(1)	539,844
Ecolab Inc	3.25%, $520,000 par, due 1/14/2023		(1)	529,497
Ecolab Inc	4.35%, $1,430,000 par, due 12/8/2021		(1)	1,545,341
Education Loan Asset-Backed Trust I	1.56%, $1,174,915 par, due 6/25/2026		(1)	1,163,561
EMC Corp	1.88%, $570,000 par, due 6/1/2018		(1)	563,682
EMD Finance LLC (Merck KGaA)	2.40%, $800,000 par, due 3/19/2020		(1)	795,271
EMD Finance LLC (Merck KGaA)	2.95%, $780,000 par, due 3/19/2022		(1)	776,692
Entergy Arkansas Inc	3.05%, $1,943,000 par, due 6/1/2023		(1)	1,950,197
Entergy Gulf States Louisiana LLC	6.00%, $750,000 par, due 5/1/2018		(1)	791,567
Enterprise Fleet Financing LLC	1.74%, $2,500,000 par, due 2/22/2022		(1)	2,492,923
Enterprise Products Operating LLC	3.75%, $420,000 par, due 2/15/2025		(1)	426,746
ERP Operating LP	4.63%, $1,304,000 par, due 12/15/2021		(1)	1,416,413
Ethiopian Leasing 2012 LLC	2.65%, $1,704,961 par, due 5/12/2026		(1)	1,720,099
Exxon Mobil Corp	2.22%, $500,000 par, due 3/1/2021		(1)	501,146
Exxon Mobil Corp	2.40%, $2,067,000 par, due 3/6/2022		(1)	2,056,427
Fannie Mae Grantor Trust 2002-T16	7.00%, $102,622 par, due 7/25/2042		(1)	120,280
Fannie Mae Grantor Trust 2002-T18	7.00%, $43,017 par, due 8/25/2042		(1)	49,234
Fannie Mae Grantor Trust 2004-T3	6.00%, $314,716 par, due 2/25/2044		(1)	355,507

39(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Fannie Mae Pool	1.74%, $49,195 par, due 4/1/2044		(1)	$50,039
Fannie Mae Pool	1.85%, $159,608 par, due 11/1/2041		(1)	167,327
Fannie Mae Pool	1.97%, $2,000,000 par, due 8/1/2021		(1)	1,972,740
Fannie Mae Pool	2.19%, $2,500,000 par, due 7/1/2023		(1)	2,469,473
Fannie Mae Pool	2.20%, $2,697,161 par, due 12/1/2023		(1)	2,637,661
Fannie Mae Pool	2.21%, $168,527 par, due 4/1/2037		(1)	172,615
Fannie Mae Pool	2.24%, $146,484 par, due 1/1/2037		(1)	151,841
Fannie Mae Pool	2.35%, $2,485,362 par, due 10/1/2022		(1)	2,475,006
Fannie Mae Pool	2.48%, $4,426,516 par, due 11/1/2022		(1)	4,436,945
Fannie Mae Pool	2.50%, $1,589,469 par, due 6/1/2031		(1)	1,594,096
Fannie Mae Pool	2.50%, $1,594,192 par, due 6/1/2031		(1)	1,599,067
Fannie Mae Pool	2.50%, $1,594,675 par, due 6/1/2031		(1)	1,600,498
Fannie Mae Pool	2.50%, $1,601,127 par, due 6/1/2031		(1)	1,605,787
Fannie Mae Pool	2.51%, $2,554,641 par, due 9/1/2024		(1)	2,528,499
Fannie Mae Pool	2.51%, $201,947 par, due 7/1/2035		(1)	211,103
Fannie Mae Pool	2.53%, $186,954 par, due 1/1/2035		(1)	195,238
Fannie Mae Pool	2.53%, $244,475 par, due 7/1/2035		(1)	256,414
Fannie Mae Pool	2.56%, $1,800,000 par, due 12/1/2022		(1)	1,798,868
Fannie Mae Pool	2.69%, $7,053,168 par, due 5/1/2023		(1)	7,092,863
Fannie Mae Pool	2.71%, $253,673 par, due 4/1/2036		(1)	253,864
Fannie Mae Pool	2.73%, $1,770,870 par, due 1/1/2023		(1)	1,793,928
Fannie Mae Pool	2.73%, $1,859,443 par, due 9/1/2023		(1)	1,865,400
Fannie Mae Pool	2.74%, $264,068 par, due 1/1/2041		(1)	278,561
Fannie Mae Pool	2.74%, $455,192 par, due 7/1/2035		(1)	480,221
Fannie Mae Pool	2.76%, $2,399,907 par, due 4/1/2022		(1)	2,450,533
Fannie Mae Pool	2.79%, $1,650,000 par, due 4/1/2024		(1)	1,662,885
Fannie Mae Pool	2.79%, $162,615 par, due 5/1/2035		(1)	169,982
Fannie Mae Pool	2.86%, $1,783,864 par, due 11/1/2021		(1)	1,825,572
Fannie Mae Pool	2.87%, $829,971 par, due 3/1/2044		(1)	854,029
Fannie Mae Pool	2.87%, $93,609 par, due 5/1/2036		(1)	99,247
Fannie Mae Pool	2.92%, $1,124,262 par, due 3/1/2044		(1)	1,158,139
Fannie Mae Pool	2.94%, $1,157,589 par, due 5/1/2044		(1)	1,193,514
Fannie Mae Pool	2.96%, $1,842,097 par, due 6/1/2022		(1)	1,854,570
Fannie Mae Pool	3.00%, $1,942,322 par, due 7/1/2032		(1)	1,981,822
Fannie Mae Pool	3.00%, $1,970,000 par, due 10/1/2023		(1)	2,018,003
Fannie Mae Pool	3.00%, $2,257,611 par, due 5/1/2031		(1)	2,320,603
Fannie Mae Pool	3.00%, $2,403,841 par, due 3/1/2033		(1)	2,452,781
Fannie Mae Pool	3.05%, $1,518,814 par, due 11/1/2022		(1)	1,555,855
Fannie Mae Pool	3.07%, $1,185,000 par, due 2/1/2026		(1)	1,196,128
Fannie Mae Pool	3.08%, $1,100,000 par, due 1/1/2026		(1)	1,111,360
Fannie Mae Pool	3.50%, $4,784,609 par, due 9/1/2032		(1)	4,968,864
Fannie Mae Pool	3.50%, $554,917 par, due 9/1/2032		(1)	573,845
Fannie Mae Pool	3.72%, $701,991 par, due 5/1/2036		(1)	719,531
Fannie Mae Pool	5.00%, $1,211,141 par, due 10/1/2035		(1)	1,322,352
Fannie Mae Pool	5.00%, $108,051 par, due 12/1/2019		(1)	111,874
Fannie Mae Pool	5.00%, $258,510 par, due 10/1/2019		(1)	268,303
Fannie Mae Pool	5.00%, $450,246 par, due 8/1/2020		(1)	471,494
Fannie Mae Pool	5.00%, $570,598 par, due 9/1/2033		(1)	626,678
Fannie Mae Pool	5.00%, $801,413 par, due 11/1/2033		(1)	880,317
Fannie Mae Pool	5.00%, $978,067 par, due 6/1/2035		(1)	1,072,115
Fannie Mae Pool	6.00%, $126,037 par, due 9/1/2038		(1)	137,306
Fannie Mae REMICS Trust 2005-W1	6.50%, $229,846 par, due 10/25/2044		(1)	263,641
Fannie Mae REMICS	5.50%, $464,734 par, due 4/25/2035		(1)	517,614
Fannie Mae Trust 2003-W6	6.50%, $163,461 par, due 9/25/2042		(1)	184,944
Fannie Mae Trust 2003-W8	7.00%, $30,467 par, due 10/25/2042		(1)	35,522
Fannie Mae Trust 2004-W2	7.00%, $176,948 par, due 2/25/2044		(1)	204,405
Fannie Mae-Aces	2.61%, $1,800,000 par, due 10/25/2021		(1)	1,821,890
Fannie Mae-Aces	5.26%, $116,506 par, due 5/25/2020		(1)	117,881
FHLMC Multifamily Structured Passthrough	2.70%, $1,284,175 par, due 5/25/2018		(1)	1,302,063
FHMS K712 A2	1.87%, $3,300,000 par, due 11/25/2019		(1)	3,303,944
Fifth Third Bank/Cincinnati OH	2.25%, $800,000 par, due 6/14/2021		(1)	790,906
Fiserv Inc	2.70%, $1,000,000 par, due 6/1/2020		(1)	1,004,829
Fiserv Inc	4.75%, $1,000,000 par, due 6/15/2021		(1)	1,076,134
Florida Power & Light Co	2.75%, $1,200,000 par, due 6/1/2023		(1)	1,200,862
FN MultiFam FWD Jan 17	2.64%, $2,250,000 par, due 2/1/2024		(1)	2,216,700
FN MultiFam FWD January 2017	2.82%, $3,800,000 par, due 1/1/2022		(1)	3,860,952
FN MultiFam FWD Jan 17	2.85%, $880,000 par, due 9/1/2024		(1)	884,523
FN MultiFam FWD February 2017	3.08%, $4,525,000 par, due 12/1/2024		(1)	4,548,259
FN MultiFam FWD February 2017	3.33%, $1,105,000 par, due 1/1/2027		(1)	1,118,404
Ford Credit Auto Owner Trust 2015-REV1	2.12%, $1,500,000 par, due 7/15/2026		(1)	1,502,954
Ford Credit Auto Owner Trust 2016-REV1	2.31%, $760,000 par, due 8/15/2027		(1)	758,524
Ford Credit Auto Owner Trust 2016-REV2	2.03%, $2,500,000 par, due 12/15/2027		(1)	2,458,700
Fortive Corp	2.35%, $990,000 par, due 6/15/2021		(1)	976,761
Freddie 20-Yr 3.5 GIANT	3.50%, $2,462,986 par, due 9/1/2032		(1)	2,559,567

40(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Freddie Mac Gold Pool	3.00%, $2,703,266 par, due 8/1/2027		(1)	$2,778,514
Freddie Mac Gold Pool	3.00%, $4,800,741 par, due 1/1/2043		(1)	4,798,787
Freddie Mac Gold Pool	3.50%, $289,706 par, due 2/1/2043		(1)	298,483
Freddie Mac Gold Pool	3.50%, $647,086 par, due 12/1/2025		(1)	682,096
Freddie Mac Gold Pool	4.00%, $580,231 par, due 2/1/2026		(1)	614,226
Freddie Mac Gold Pool	5.00%, $214,786 par, due 2/1/2020		(1)	223,559
Freddie Mac Gold Pool	5.00%, $22,682 par, due 5/1/2021		(1)	23,770
Freddie Mac Gold Pool	5.50%, $33,043 par, due 2/1/2018		(1)	33,584
Freddie Mac Gold Pool	6.00%, $100,327 par, due 9/1/2038		(1)	115,456
Freddie Mac Gold Pool	6.00%, $317,547 par, due 8/1/2038		(1)	369,882
Freddie Mac Gold Pool	6.00%, $521,438 par, due 8/1/2038		(1)	608,654
Freddie Mac Multifamily Structured Pass
Through Certificates	1.01%, $1,699,911 par, due 9/25/2023		(1)	1,699,380
Freddie Mac Multifamily Structured Pass
Through Certificates	2.41%, $3,600,000 par, due 3/25/2023		(1)	3,578,036
Freddie Mac Non Gold Pool	2.64%, $169,121 par, due 7/1/2034		(1)	176,294
Freddie Mac Non Gold Pool	2.79%, $263,060 par, due 12/1/2036		(1)	281,022
Freddie Mac Non Gold Pool	2.92%, $955,832 par, due 1/1/2044		(1)	984,329
Freddie Mac Non Gold Pool	3.27%, $179,551 par, due 11/1/2040		(1)	187,175
Freddie Struct PT Cert	7.00%, $872,691 par, due 7/25/2043		(1)	1,018,792
GE Capital International Funding Co Unlimited Co	2.34%, $1,238,000 par, due 11/15/2020		(1)	1,237,409
General Electric Co	2.20%, $2,000,000 par, due 1/9/2020		(1)	2,006,508
General Electric Co	4.63%, $225,000 par, due 1/7/2021		(1)	244,308
General Electric Co	4.65%, $144,000 par, due 10/17/2021		(1)	157,959
Genzyme Corp	5.00%, $1,000,000 par, due 6/15/2020		(1)	1,090,701
Georgia-Pacific LLC	3.73%, $1,725,000 par, due 7/15/2023		(1)	1,777,324
Gilead Sciences Inc	2.35%, $1,200,000 par, due 2/1/2020		(1)	1,206,235
Gilead Sciences Inc	2.55%, $440,000 par, due 9/1/2020		(1)	444,637
Ginnie Mae II pool	1.15%, $3,010,341 par, due 5/20/2058		(1)	3,007,788
Ginnie Mae II pool	2.00%, $888,329 par, due 6/20/2058		(1)	905,615
Ginnie Mae II Pool	4.54%, $3,247,326 par, due 3/20/2065		(1)	3,500,514
GM Financial Automobile Leasing Trust 2015-1	1.53%, $1,820,000 par, due 9/20/2018		(1)	1,822,459
GM Financial Automobile Leasing Trust 2015-3	1.69%, $2,300,000 par, due 3/20/2019		(1)	2,305,433
GNREV FWD January 2017	4.37%, $2,950,000 par, due 2/1/2067		(1)	3,154,789
GNREV FWD January 2017	4.48%, $1,500,000 par, due 1/1/2067		(1)	1,616,595
GNREV FWD January 2017	4.51%, $2,000,000 par, due 1/1/2067		(1)	2,155,460
GNREV FWD February 2017	4.52%, $3,530,000 par, due 2/1/2067		(1)	3,846,747
Goldman Sachs Group Inc/The	2.55%, $580,000 par, due 10/23/2019		(1)	584,258
Goldman Sachs Group Inc/The	2.63%, $380,000 par, due 4/25/2021		(1)	377,241
Goldman Sachs Group Inc/The	2.88%, $1,100,000 par, due 2/25/2021		(1)	1,105,086
Goldman Sachs Group Inc/The	3.50%, $630,000 par, due 1/23/2025		(1)	621,620
Goldman Sachs Group Inc/The	5.25%, $500,000 par, due 7/27/2021		(1)	547,995
Goldman Sachs Group Inc/The	5.75%, $920,000 par, due 1/24/2022		(1)	1,034,278
Great River Energy	5.83%, $69,175 par, due 7/1/2017		(1)	70,221
GS Mortgage Securities Corp II	2.56%, $2,750,000 par, due 2/10/2046		(1)	2,775,724
GS Mortgage Securities Trust 2011-GC3	4.75%, $1,744,152 par, due 3/10/2044		(1)	1,885,688
GS Mortgage Securities Trust 2013-GC16	4.27%, $1,300,000 par, due 11/10/2046		(1)	1,404,634
GS Mortgage Securities Trust 2013-GCJ12	2.68%, $2,375,000 par, due 6/10/2046		(1)	2,405,457
GSMS 2012-GCJ7 A4 9.2-Yr CMBS	3.38%, $2,250,000 par, due 5/10/2045		(1)	2,343,422
Guardian Life Global Funding	1.95%, $1,300,000 par, due 10/27/2021		(1)	1,263,282
Halliburton Co	3.80%, $400,000 par, due 11/15/2025		(1)	406,359
Halliburton Co	5.90%, $950,000 par, due 9/15/2018		(1)	1,011,060
Hashemite Kingdom of Jordan Government
AID Bond	2.58%, $2,875,000 par, due 6/30/2022		(1)	2,924,545
Heineken NV	3.40%, $680,000 par, due 4/1/2022		(1)	698,465
Helios Leasing I LLC	1.56%, $668,198 par, due 9/28/2024		(1)	647,629
Hewlett Packard Enterprise Co	3.60%, $950,000 par, due 10/15/2020		(1)	966,448
Home Depot Inc/The	2.63%, $350,000 par, due 6/1/2022		(1)	351,687
Honda Auto Receivables 2014-1 Owner Trust	0.67%, $136,180 par, due 12/21/2017		(1)	136,143
Honeywell International Inc	1.85%, $1,920,000 par, due 11/1/2021		(1)	1,876,282
HSBC Holdings PLC	5.10%, $1,250,000 par, due 4/5/2021		(1)	1,350,883
HSBC USA Inc	1.63%, $190,000 par, due 1/16/2018		(1)	189,668
Huntington Auto Trust 2015-1	1.24%, $1,567,304 par, due 9/16/2019		(1)	1,566,390
Huntington Auto Trust	1.93%, $3,850,000 par, due 4/15/2022		(1)	3,833,183
Hyundai Capital America	2.00%, $500,000 par, due 7/1/2019		(1)	496,134
Hyundai Capital America	2.55%, $469,000 par, due 2/6/2019		(1)	471,744
Illinois Tool Works Inc	2.65%, $1,240,000 par, due 11/15/2026		(1)	1,185,340
Illinois Tool Works Inc	3.50%, $750,000 par, due 3/1/2024		(1)	778,886
Indiana Finance Authority	1.78%, $500,000 par, due 7/1/2021		(1)	487,995
Indiana Finance Authority	2.16%, $300,000 par, due 7/1/2023		(1)	290,148
Indiana Housing & Community Development
Authority	5.90%, $80,000 par, due 1/1/2037		(1)	80,265
Ingredion Inc	3.20%, $600,000 par, due 10/1/2026		(1)	587,221
Ingredion Inc	6.00%, $400,000 par, due 4/15/2017		(1)	404,645

41(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Intel Corp	2.45%, $310,000 par, due 7/29/2020		(1)	$314,371
International Business Machines Corp	1.63%, $750,000 par, due 5/15/2020		(1)	740,876
International Business Machines Corp	3.63%, $1,160,000 par, due 2/12/2024		(1)	1,207,965
International Paper Co	3.00%, $880,000 par, due 2/15/2027		(1)	830,225
John Deere Owner Trust 2016-B	1.25%, $2,650,000 par, due 6/15/2020		(1)	2,637,373
Johns Hopkins University	5.25%, $81,000 par, due 7/1/2019		(1)	87,545
Johnson & Johnson	2.05%, $1,000,000 par, due 3/1/2023		(1)	972,994
JP Morgan Chase Commercial Mortgage			(1)
Securities Trust 2010-C2	4.07%, $1,330,000 par, due 11/15/2043		(1)	1,387,401
JP Morgan Chase Commercial Mortgage			(1)
Securities Trust 2011-C3	4.72%, $1,255,000 par, due 2/15/2046		(1)	1,346,132
JP Morgan Chase Commercial Mortgage			(1)
Securities Trust 2011-C4	4.39%, $1,840,000 par, due 7/15/2046		(1)	1,976,348
JP Morgan Chase Commercial Mortgage			(1)
Securities Trust 2012-C8	2.38%, $1,175,000 par, due 10/15/2045		(1)	1,180,471
JP Morgan Chase Commercial Mortgage			(1)
Securities Trust 2013-C10	3.14%, $2,500,000 par, due 12/15/2047		(1)	2,561,168
JPMBB Commercial Mortgage Securities			(1)
Trust 2013-C12	3.16%, $2,380,000 par, due 7/15/2045		(1)	2,446,550
JPMorgan Chase & Co	3.13%, $800,000 par, due 1/23/2025		(1)	782,044
JPMorgan Chase & Co	4.40%, $450,000 par, due 7/22/2020		(1)	477,996
JPMorgan Chase & Co	4.50%, $290,000 par, due 1/24/2022		(1)	312,745
JPMorgan Chase & Co	4.95%, $1,400,000 par, due 3/25/2020		(1)	1,508,441
JPMorgan Chase Bank NA	6.00%, $1,250,000 par, due 10/1/2017		(1)	1,289,980
Kansas City Power & Light Co	6.38%, $575,000 par, due 3/1/2018		(1)	604,105
Kentucky Utilities Co	3.25%, $1,000,000 par, due 11/1/2020		(1)	1,032,849
Kerr-McGee Corp	6.95%, $500,000 par, due 7/1/2024		(1)	589,897
KeyBank NA/Cleveland OH	2.35%, $370,000 par, due 3/8/2019		(1)	372,126
KeyBank NA/Cleveland OH	2.50%, $800,000 par, due 11/22/2021		(1)	794,895
KeyCorp	5.10%, $900,000 par, due 3/24/2021		(1)	984,181
Kimco Realty Corp	2.70%, $330,000 par, due 3/1/2024		(1)	315,402
Kimco Realty Corp	3.40%, $990,000 par, due 11/1/2022		(1)	1,004,630
Kraft Heinz Foods Co	3.50%, $890,000 par, due 6/6/2022		(1)	905,104
Liberty Property LP	4.75%, $1,510,000 par, due 10/1/2020		(1)	1,606,192
Lockheed Martin Corp	4.25%, $1,330,000 par, due 11/15/2019		(1)	1,416,497
Manufacturers & Traders Trust Co	2.10%, $1,500,000 par, due 2/6/2020		(1)	1,495,802
Marathon Oil Corp	3.85%, $850,000 par, due 6/1/2025		(1)	824,271
Marathon Petroleum Corp	3.40%, $1,840,000 par, due 12/15/2020		(1)	1,881,812
Marin Community College District	2.77%, $1,215,000 par, due 8/1/2023		(1)	1,216,142
Marsh & McLennan Cos Inc	3.30%, $1,020,000 par, due 3/14/2023		(1)	1,036,599
Massachusetts Health & Educational Facilities Authority	5.26%, $750,000 par, due 10/1/2018		(1)	801,180
MassMutual Global Funding II	2.00%, $1,500,000 par, due 4/15/2021		(1)	1,462,212
Mastercard Inc	2.00%, $1,390,000 par, due 11/21/2021		(1)	1,378,210
McCormick & Co Inc/MD	3.90%, $1,000,000 par, due 7/15/2021		(1)	1,049,852
McDonald's Corp	5.00%, $675,000 par, due 2/1/2019		(1)	716,806
MD Comm Dev Admin Housing Rev	3.50%, $650,000 par, due 9/1/2047		(1)	655,239
Medtronic Inc	2.50%, $350,000 par, due 3/15/2020		(1)	353,917
Medtronic Inc	3.15%, $1,145,000 par, due 3/15/2022		(1)	1,172,734
Merck & Co Inc	2.35%, $2,130,000 par, due 2/10/2022		(1)	2,115,071
Mercy Health/OH	3.38%, $515,000 par, due 11/1/2025		(1)	510,333
MidAmerican Energy Co	3.50%, $450,000 par, due 10/15/2024		(1)	465,141
Mississippi Higher Ed Assistance Corp	1.44%, $1,359,245 par, due 10/25/2035		(1)	1,323,386
Missouri Higher Ed Loan Authority	1.77%, $732,557 par, due 8/26/2030		(1)	706,866
Missouri Higher Edu Loan Authority	1.97%, $1,172,901 par, due 2/25/2036		(1)	1,175,012
MMAF Equipment Finance LLC 2014-A	1.59%, $2,700,000 par, due 2/8/2022		(1)	2,689,870
MMAF Equipment Finance LLC 2015-A	1.93%, $1,800,000 par, due 7/16/2021		(1)	1,802,358
Monongahela Power Co	4.10%, $1,500,000 par, due 4/15/2024		(1)	1,572,774
Montana Higher Ed Student Asst	1.56%, $4,020,933 par, due 5/20/2030		(1)	4,024,584
Morgan Stanley Bank of America Merrill Lynch
Trust 2012-C5	3.18%, $2,400,000 par, due 8/15/2045		(1)	2,469,230
Morgan Stanley Bank of America Merrill Lynch
Trust 2012-C6	2.86%, $2,100,000 par, due 11/15/2045		(1)	2,133,422
Morgan Stanley Bank of America Merrill Lynch
Trust 2013-C9	2.66%, $2,325,000 par, due 1/15/2023		(1)	2,355,011
Morgan Stanley Bank of America Merrill Lynch
Trust 2013-C9	3.10%, $2,170,000 par, due 5/15/2046		(1)	2,192,724
Morgan Stanley	2.63%, $1,140,000 par, due 11/17/2021		(1)	1,126,277
Morgan Stanley	2.65%, $340,000 par, due 1/27/2020		(1)	341,601
Morgan Stanley	3.70%, $1,000,000 par, due 10/23/2024		(1)	1,011,912
Morgan Stanley	3.75%, $500,000 par, due 2/25/2023		(1)	513,572
Morgan Stanley	3.95%, $600,000 par, due 4/23/2027		(1)	593,945
Morgan Stanley	5.50%, $750,000 par, due 7/24/2020		(1)	821,407
National City Bank/Cleveland OH	1.32%, $450,000 par, due 6/7/2017		(1)	450,184
Nebo School District	4.41%, $810,000 par, due 7/1/2018		(1)	846,782
42(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
New York Life Global Funding	1.95%, $400,000 par, due 2/11/2020		(1)	$397,110
New York Life Global Funding	2.00%, $680,000 par, due 4/13/2021		(1)	667,619
New York Life Global Funding	2.15%, $1,000,000 par, due 6/18/2019		(1)	1,005,181
New York State Urban Development Corp	2.98%, $1,000,000 par, due 3/15/2023		(1)	1,012,250
New York State Urban Development Corp	6.50%, $435,000 par, due 12/15/2018		(1)	464,193
Nissan Auto Owner Trust 2014-A	0.72%, $419,236 par, due 8/15/2018		(1)	418,884
Nissan Auto Receivables 2014-B Owner Trust	1.11%, $1,241,759 par, due 5/15/2019		(1)	1,240,827
Norfolk Southern Corp	3.00%, $1,250,000 par, due 4/1/2022		(1)	1,263,951
North Carolina Housing Finance Agency	2.87%, $1,090,000 par, due 7/1/2032		(1)	1,078,511
North Carolina State Ed Assistance Auth	1.26%, $1,299,847 par, due 12/26/2039		(1)	1,284,041
Northern States Power Co/MN	2.20%, $430,000 par, due 8/15/2020		(1)	430,661
Northern States Power Co/MN	2.60%, $1,965,000 par, due 5/15/2023		(1)	1,944,043
Northern Trust Corp	3.38%, $1,600,000 par, due 8/23/2021		(1)	1,663,715
Northrop Grumman Corp	1.75%, $1,045,000 par, due 6/1/2018		(1)	1,047,872
Northstar Education Finance Inc	1.46%, $723,717 par, due 12/26/2031		(1)	707,516
Northstar Education Finance Inc	1.64%, $606,078 par, due 10/30/2045		(1)	589,223
Novartis Capital Corp	3.40%, $1,300,000 par, due 5/6/2024		(1)	1,339,653
NYC Transit Fin Auth Future Tax Rev	2.25%, $1,000,000 par, due 11/1/2022		(1)	977,130
Occidental Petroleum Corp	2.60%, $1,000,000 par, due 4/15/2022		(1)	997,426
Occidental Petroleum Corp	3.00%, $655,000 par, due 2/15/2027		(1)	633,762
Oracle Corp	2.40%, $890,000 par, due 9/15/2023		(1)	862,233
Oracle Corp	2.50%, $800,000 par, due 5/15/2022		(1)	794,444
Overseas Private Investment Corp	3.37%, $764,049 par, due 5/15/2021		(1)	790,061
PACCAR Financial Corp	2.25%, $526,000 par, due 2/25/2021		(1)	520,651
PacifiCorp	2.95%, $1,300,000 par, due 2/1/2022		(1)	1,323,908
PacifiCorp	5.65%, $250,000 par, due 7/15/2018		(1)	265,053
Pearson Dollar Finance Two PLC	6.25%, $750,000 par, due 5/6/2018		(1)	787,708
PECO Energy Co	2.38%, $1,655,000 par, due 9/15/2022		(1)	1,625,304
PepsiCo Inc	1.70%, $900,000 par, due 10/6/2021		(1)	874,328
Petroleos Mexicanos	2.00%, $2,115,000 par, due 12/20/2022		(1)	2,109,952
Petroleos Mexicanos	2.29%, $731,250 par, due 2/15/2024		(1)	731,944
Petroleos Mexicanos	2.38%, $1,700,000 par, due 4/15/2025		(1)	1,700,743
PHEAA Student Loan Trust 2016-2	1.50%, $3,800,000 par, due 11/25/2065		(1)	3,800,787
Phillips 66	4.30%, $700,000 par, due 4/1/2022		(1)	751,602
PNC Bank NA	1.85%, $250,000 par, due 7/20/2018		(1)	250,434
PNC Bank NA	2.30%, $600,000 par, due 6/1/2020		(1)	599,742
PNC Bank NA	3.25%, $380,000 par, due 6/1/2025		(1)	379,332
Port of Morrow OR	1.81%, $700,000 par, due 9/1/2022		(1)	675,745
Procter & Gamble Co/The	1.70%, $1,390,000 par, due 11/3/2021		(1)	1,366,214
Prologis LP	3.75%, $500,000 par, due 11/1/2025		(1)	512,336
ProLogis LP	4.25%, $1,148,000 par, due 8/15/2023		(1)	1,218,666
Providence St Joseph Health Obligated Group	2.75%, $625,000 par, due 10/1/2026		(1)	591,656
Public Service Electric & Gas Co	2.38%, $1,500,000 par, due 5/15/2023		(1)	1,466,148
Realty Income Corp	3.25%, $746,000 par, due 10/15/2022		(1)	752,024
Realty Income Corp	4.65%, $810,000 par, due 8/1/2023		(1)	868,426
Roche Holdings Inc	2.25%, $1,250,000 par, due 9/30/2019		(1)	1,260,395
Rockwell Automation Inc	2.05%, $1,900,000 par, due 3/1/2020		(1)	1,893,396
Rockwell Collins Inc	3.70%, $1,635,000 par, due 12/15/2023		(1)	1,673,671
Rogers Communications Inc	3.63%, $775,000 par, due 12/15/2025		(1)	783,677
Rolls-Royce PLC	2.38%, $750,000 par, due 10/14/2020		(1)	743,691
Rolls-Royce PLC	3.63%, $280,000 par, due 10/14/2025		(1)	280,246
Roper Technologies Inc	1.85%, $1,250,000 par, due 11/15/2017		(1)	1,253,866
Royal Bank of Canada	2.10%, $1,225,000 par, due 10/14/2020		(1)	1,218,740
Royal Bank of Canada	4.65%, $380,000 par, due 1/27/2026		(1)	404,824
San Marcos Consolidated Independent School District	3.16%, $835,000 par, due 8/1/2026		(1)	834,232
SBA Small Business Investment Cos	2.52%, $3,919,026 par, due 3/10/2025		(1)	3,954,246
SBA Small Business Investment Cos	2.83%, $1,752,533 par, due 9/10/2025		(1)	1,783,055
SBA Small Business Investment Cos	3.02%, $1,860,638 par, due 9/10/2024		(1)	1,924,590
SBA Small Business Investment Cos	3.19%, $2,554,986 par, due 3/10/2024		(1)	2,642,622
SBA Small Business Investment Cos	5.94%, $878,282 par, due 8/10/2018		(1)	929,064
SCG Trust 2013-SRP1	2.10%, $1,200,000 par, due 11/15/2026		(1)	1,200,001
Sequoia Union High School District	5.93%, $1,000,000 par, due 7/1/2025		(1)	1,167,820
Shell International Finance BV	3.25%, $590,000 par, due 5/11/2025		(1)	589,516
Shell International Finance BV	4.30%, $1,188,000 par, due 9/22/2019		(1)	1,260,274
Shire Acquisitions Investments Ireland DAC	2.40%, $750,000 par, due 9/23/2021		(1)	724,490
Siemens Financieringsmaatschappij NV	1.70%, $1,970,000 par, due 9/15/2021		(1)	1,892,569
Siemens Financieringsmaatschappij NV	2.90%, $550,000 par, due 5/27/2022		(1)	554,128
Simon Property Group LP	2.35%, $230,000 par, due 1/30/2022		(1)	226,911
Simon Property Group LP	2.50%, $640,000 par, due 7/15/2021		(1)	640,609
Simon Property Group LP	3.38%, $1,000,000 par, due 10/1/2024		(1)	1,009,318
SLM Student Loan Trust 2006-1	0.99%, $1,800,000 par, due 7/26/2021		(1)	1,716,521
SMALL BUSINESS ADMINISTRATION	2.13%, $1,154,982 par, due 1/1/2033		(1)	1,120,603
Southern California Edison Co	2.40%, $570,000 par, due 2/1/2022		(1)	568,365
St Louis County School District No R-7 Kirkwood	4.19%, $1,000,000 par, due 2/15/2018		(1)	1,031,040

43(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
State of Arkansas	2.88%, $1,950,000 par, due 6/1/2021		(1)	$2,006,648
State of CA Dept of Water Resources Power
Supply Revenue	2.00%, $2,500,000 par, due 5/1/2022		(1)	2,429,475
State of Delaware	4.55%, $1,000,000 par, due 7/1/2029		(1)	1,103,980
State of Florida	4.90%, $1,000,000 par, due 6/1/2023		(1)	1,065,430
State of Hawaii	1.92%, $1,000,000 par, due 10/1/2022		(1)	965,940
State of Mississippi	2.18%, $2,000,000 par, due 12/1/2020		(1)	1,997,720
State of Oregon	2.33%, $1,500,000 par, due 8/1/2022		(1)	1,482,375
State of Tennessee	3.18%, $800,000 par, due 8/1/2020		(1)	833,856
State of Texas	2.83%, $1,250,000 par, due 10/1/2025		(1)	1,238,250
State of Texas	5.50%, $1,485,000 par, due 8/1/2029		(1)	1,797,385
State of Wisconsin	1.90%, $500,000 par, due 5/1/2022		(1)	481,455
State of Wisconsin	3.45%, $550,000 par, due 5/1/2020		(1)	577,962
Statoil ASA	3.15%, $507,000 par, due 1/23/2022		(1)	517,343
SunTrust Banks Inc	2.70%, $710,000 par, due 1/27/2022		(1)	710,302
SunTrust Banks Inc	2.90%, $380,000 par, due 3/3/2021		(1)	385,368
Symantec Corp	2.75%, $1,100,000 par, due 6/15/2017		(1)	1,103,769
Tagua Leasing LLC	1.73%, $4,696,077 par, due 9/18/2024		(1)	4,587,748
Tayarra Ltd	3.63%, $971,107 par, due 2/15/2022		(1)	1,012,009
Tesco PLC	2.70%, $1,000,000 par, due 1/5/2017		(1)	1,000,018
Teva Pharmaceutical Finance Netherlands III BV	1.70%, $400,000 par, due 7/19/2019		(1)	393,011
Teva Pharmaceutical Finance Netherlands III BV	2.20%, $1,280,000 par, due 7/21/2021		(1)	1,224,559
Texas A&M University	3.26%, $750,000 par, due 5/15/2029		(1)	725,873
Thermo Fisher Scientific Inc	3.00%, $360,000 par, due 4/15/2023		(1)	353,832
Thermo Fisher Scientific Inc	3.30%, $436,000 par, due 2/15/2022		(1)	442,964
Time Warner Inc	3.40%, $500,000 par, due 6/15/2022		(1)	502,924
Time Warner Inc	3.60%, $730,000 par, due 7/15/2025		(1)	725,912
Toronto-Dominion Bank/The	1.80%, $510,000 par, due 7/13/2021		(1)	493,868
Toronto-Dominion Bank/The	1.95%, $2,075,000 par, due 4/2/2020		(1)	2,067,549
Toronto-Dominion Bank/The	2.13%, $380,000 par, due 4/7/2021		(1)	374,191
Total Capital International SA	2.10%, $830,000 par, due 6/19/2019		(1)	834,011
Towd Point Mortgage Trust 2016-1	2.75%, $1,181,349 par, due 2/25/2055		(1)	1,184,128
Towd Point Mortgage Trust 2016-3	2.25%, $1,588,804 par, due 8/25/2055		(1)	1,576,025
Township of Bristol PA	2.82%, $810,000 par, due 9/15/2020		(1)	828,055
Toyota Motor Credit Corp	2.15%, $1,100,000 par, due 3/12/2020		(1)	1,098,038
Toyota Motor Credit Corp	2.80%, $575,000 par, due 7/13/2022		(1)	580,103
Tyco Electronics Group SA	3.50%, $1,530,000 par, due 2/3/2022		(1)	1,574,372
UBS AG/Stamford CT	2.38%, $600,000 par, due 8/14/2019		(1)	602,908
UBS Group Funding Jersey Ltd	2.65%, $500,000 par, due 2/1/2022		(1)	485,948
UBS-Barclays Commercial Mortgage Trust 2012-C4	2.46%, $2,000,000 par, due 12/10/2045		(1)	2,010,704
UDR Inc	4.63%, $1,000,000 par, due 1/10/2022		(1)	1,071,216
Ukraine Government AID Bonds	1.47%, $1,000,000 par, due 9/29/2021		(1)	976,244
Union Pacific Corp	2.95%, $1,100,000 par, due 1/15/2023		(1)	1,109,713
Union Pacific Corp	4.00%, $800,000 par, due 2/1/2021		(1)	847,772
United States Small Business Administration	2.81%, $820,000 par, due 12/1/2036		(1)	817,579
United States Small Business Administration	3.15%, $2,702,661 par, due 7/1/2033		(1)	2,765,347
United States Small Business Administration	3.21%, $1,647,268 par, due 3/1/2034		(1)	1,685,351
United States Small Business Administration	3.23%, $1,608,479 par, due 2/1/2034		(1)	1,648,112
United States Small Business Administration	3.37%, $2,871,064 par, due 10/1/2033		(1)	2,963,546
United States Small Business Administration	5.31%, $860,826 par, due 5/1/2027		(1)	929,591
United States Small Business Administration	5.34%, $90,089 par, due 11/1/2021		(1)	94,881
United States Small Business Administration	5.54%, $313,919 par, due 9/1/2026		(1)	339,925
United States Small Business Administration	5.60%, $1,017,951 par, due 9/1/2028		(1)	1,114,346
United States Small Business Administration	5.63%, $1,305,831 par, due 10/1/2028		(1)	1,432,147
United States Small Business Administration	5.68%, $498,233 par, due 6/1/2028		(1)	546,088
United States Small Business Administration	5.72%, $2,585,285 par, due 1/1/2029		(1)	2,839,416
United States Treasury Inflation Indexed Bonds	0.13%, $5,025,000 par, due 7/15/2026		(1)	4,900,289
United States Treasury Inflation Indexed Bonds	0.13%, $6,796,000 par, due 7/15/2024		(1)	6,796,798
United States Treasury Inflation Indexed Bonds	0.38%, $1,000,000 par, due 7/15/2025		(1)	1,013,803
United States Treasury Inflation Indexed Bonds	0.63%, $2,425,000 par, due 1/15/2026		(1)	2,488,688
United States Treasury Note/Bond	0.75%, $25,775,000 par, due 10/31/2018		(1)	25,589,729
United States Treasury Note/Bond	0.75%, $39,000,000 par, due 10/31/2017		(1)	38,964,978
United States Treasury Note/Bond	0.88%, $12,500,000 par, due 5/15/2019		(1)	12,380,375
United States Treasury Note/Bond	0.88%, $17,000,000 par, due 9/15/2019		(1)	16,777,538
United States Treasury Note/Bond	1.00%, $7,800,000 par, due 10/15/2019		(1)	7,716,517
United States Treasury Note/Bond	1.25%, $12,750,000 par, due 10/31/2021		(1)	12,363,522
United States Treasury Note/Bond	1.50%, $16,750,000 par, due 8/15/2026		(1)	15,405,427
United States Treasury Note/Bond	1.63%, $10,300,000 par, due 5/15/2026		(1)	9,604,750
United States Treasury Note/Bond	1.63%, $3,175,000 par, due 2/15/2026		(1)	2,966,641
United States Treasury Note/Bond	2.00%, $3,275,000 par, due 11/15/2026		(1)	3,151,035
United Technologies Corp	1.95%, $1,700,000 par, due 11/1/2021		(1)	1,666,449
United Technologies Corp	3.10%, $590,000 par, due 6/1/2022		(1)	606,427
UnitedHealth Group Inc	2.13%, $380,000 par, due 3/15/2021		(1)	375,556
UnitedHealth Group Inc	3.35%, $1,300,000 par, due 7/15/2022		(1)	1,339,398

44(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
US Bancorp	2.35%, $910,000 par, due 1/29/2021		(1)	$912,086
US Bancorp	2.38%, $800,000 par, due 7/22/2026		(1)	740,614
USAA Capital Corp	2.00%, $400,000 par, due 6/1/2021		(1)	391,540
USAA Capital Corp	2.45%, $770,000 par, due 8/1/2020		(1)	772,357
Valspar Corp/The	3.30%, $911,000 par, due 2/1/2025		(1)	874,480
Ventas Realty LP / Ventas Capital Corp	2.00%, $900,000 par, due 2/15/2018		(1)	901,852
Ventas Realty LP	4.13%, $450,000 par, due 1/15/2026		(1)	460,038
Verizon Communications Inc	2.63%, $530,000 par, due 8/15/2026		(1)	487,893
Verizon Communications Inc	3.50%, $970,000 par, due 11/1/2024		(1)	966,888
Verizon Communications Inc	5.15%, $500,000 par, due 9/15/2023		(1)	552,872
Verizon Owner Trust 2016-1	1.42%, $2,600,000 par, due 1/20/2021		(1)	2,581,904
Virginia Housing Development Authority	3.10%, $914,440 par, due 6/25/2041		(1)	908,871
Visa Inc	2.20%, $1,825,000 par, due 12/14/2020		(1)	1,830,674
Visa Inc	2.80%, $560,000 par, due 12/14/2022		(1)	563,138
Vornado Realty LP	2.50%, $440,000 par, due 6/30/2019		(1)	441,559
Vornado Realty LP	5.00%, $500,000 par, due 1/15/2022		(1)	540,752
Walt Disney Co/The	1.85%, $1,280,000 par, due 7/30/2026		(1)	1,152,376
Waste Management Inc	3.13%, $600,000 par, due 3/1/2025		(1)	600,775
WEC Energy Group Inc	2.45%, $1,175,000 par, due 6/15/2020		(1)	1,175,764
West Haymarket Joint Public Agency	5.40%, $1,250,000 par, due 12/15/2030		(1)	1,429,663
WFRBS Commercial Mortgage Trust 2013-C11	3.07%, $3,600,000 par, due 3/15/2045		(1)	3,668,303
WFRBS Commercial Mortgage Trust 2013-C12	3.20%, $3,700,000 par, due 3/15/2048		(1)	3,787,276
WFRBS Commercial Mortgage Trust 2013-UBS1	4.08%, $1,135,000 par, due 3/15/2046		(1)	1,217,232
World Omni Auto Receivables Trust 2013-B	0.83%, $107,639 par, due 8/15/2018		(1)	107,617
World Omni Auto Receivables Trust 2015-B	1.49%, $1,800,000 par, due 12/15/2020		(1)	1,802,266
Wells Fargo/BlackRock Short Term Investment Fund S	0.83%, $28,283,916 par		(1)	28,283,916
				795,125,826
	Accrued income			3,630,667
	Cash			37,059
	Payable for securities purchased on a forward commitment basis			(23,659,551)
	Payable for securities purchased			(3,152,112)
	Receivables for investment payments due			36,447
	Adjustment from fair value to current value			1,311,381
	Total			773,329,717
Prudential Insurance Company of America	2.87%
21st Century Fox America Inc	6.65%, $395,000 par, due 11/15/2037		(1)	486,071
Abbott Laboratories	2.35%, $1,635,000 par, due 11/22/2019		(1)	1,636,929
AbbVie Inc	2.50%, $1,000,000 par, due 5/14/2020		(1)	1,000,260
AbbVie Inc	4.50%, $440,000 par, due 5/14/2035		(1)	432,313
Actavis Funding SCS	3.45%, $770,000 par, due 3/15/2022		(1)	781,558
AEP Texas Central Transition Funding II LLC	5.17%, $2,269,362 par, due 1/1/2018		(1)	2,309,666
Aetna Inc	2.40%, $565,000 par, due 6/15/2021		(1)	562,441
Air Liquide Finance SA	2.25%, $245,000 par, due 9/27/2023		(1)	233,277
Ally Auto Receivables Trust 2015-1	1.39%, $905,000 par, due 9/16/2019		(1)	905,688
Ally Auto Receivables Trust 2016-1	1.20%, $307,903 par, due 8/15/2018		(1)	308,075
Ally Auto Receivables Trust 2016-3	1.19%, $1,460,000 par, due 12/17/2018		(1)	1,460,482
Ally Master Owner Trust	1.43%, $1,215,000 par, due 6/17/2019		(1)	1,215,717
Ally Master Owner Trust	1.54%, $1,380,000 par, due 9/15/2019		(1)	1,381,960
American Express Credit Corp	2.25%, $770,000 par, due 8/15/2019		(1)	774,289
American International Group Inc	3.90%, $1,065,000 par, due 4/1/2026		(1)	1,083,723
Amgen Inc	3.88%, $500,000 par, due 11/15/2021		(1)	523,410
Amgen Inc	4.66%, $400,000 par, due 6/15/2051		(1)	384,444
Anheuser-Busch InBev Finance Inc	3.30%, $1,575,000 par, due 2/1/2023		(1)	1,602,925
Apple Inc	3.85%, $685,000 par, due 5/4/2043		(1)	655,024
Apple Inc	4.38%, $440,000 par, due 5/13/2045		(1)	452,021
AT&T Inc	3.40%, $335,000 par, due 5/15/2025		(1)	322,880
AT&T Inc	6.00%, $385,000 par, due 8/15/2040		(1)	423,157
AT&T Inc	6.38%, $125,000 par, due 3/1/2041		(1)	143,953
BA Credit Card Trust	5.17%, $175,000 par, due 6/15/2019		(1)	175,249
BAE Systems PLC	4.75%, $845,000 par, due 10/11/2021		(1)	913,707
Bank of America Corp	2.63%, $705,000 par, due 4/19/2021		(1)	700,164
Bank of America Corp	3.30%, $625,000 par, due 1/11/2023		(1)	627,088
Bank of America Corp	4.00%, $245,000 par, due 1/22/2025		(1)	245,309
Bank of America Corp	4.10%, $500,000 par, due 7/24/2023		(1)	522,300
Bank of America Corp	4.45%, $480,000 par, due 3/3/2026		(1)	494,659
Bank of America Corp	5.65%, $535,000 par, due 5/1/2018		(1)	560,552
Bank of New York Mellon Corp/The	2.10%, $765,000 par, due 1/15/2019		(1)	768,381
Bank of New York Mellon Corp/The	2.20%, $415,000 par, due 3/4/2019		(1)	417,959
Bayer US Finance LLC	2.38%, $490,000 par, due 10/8/2019		(1)	490,867
BG Energy Capital PLC	4.00%, $595,000 par, due 10/15/2021		(1)	632,455
Biogen Inc	3.63%, $135,000 par, due 9/15/2022		(1)	138,573
BP Capital Markets PLC	3.22%, $795,000 par, due 11/28/2023		(1)	802,942
Burlington Northern Santa Fe LLC	4.55%, $250,000 par, due 9/1/2044		(1)	265,813
Burlington Northern Santa Fe LLC	4.90%, $285,000 par, due 4/1/2044		(1)	319,377

45(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Capital One Multi-Asset Execution Trust	1.26%, $1,245,000 par, due 1/15/2020		(1)	$1,245,697
Caterpillar Inc	5.20%, $170,000 par, due 5/27/2041		(1)	197,168
Celgene Corp	3.88%, $250,000 par, due 8/15/2025		(1)	253,578
CenterPoint Energy Transition Bond Co LLC	5.17%, $665,772 par, due 8/1/2019		(1)	670,172
Chase Issuance Trust	5.23%, $155,000 par, due 4/15/2019		(1)	155,718
Citibank Credit Card Issuance Trust	1.23%, $305,000 par, due 4/24/2019		(1)	305,122
Citigroup Inc	3.20%, $275,000 par, due 10/21/2026		(1)	262,961
Citigroup Inc	3.70%, $1,275,000 par, due 1/12/2026		(1)	1,268,434
Citigroup Inc	4.60%, $905,000 par, due 3/9/2026		(1)	935,390
Coca-Cola Femsa SAB de CV	2.38%, $530,000 par, due 11/26/2018		(1)	533,684
Comcast Corp	4.40%, $380,000 par, due 8/15/2035		(1)	397,533
ConocoPhillips Co	4.15%, $410,000 par, due 11/15/2034		(1)	400,750
Covidien International Finance SA	2.95%, $205,000 par, due 6/15/2023		(1)	202,768
CVS Health Corp	4.00%, $825,000 par, due 12/5/2023		(1)	869,261
Daimler Finance North America LLC	1.13%, $1,350,000 par, due 3/10/2017		(1)	1,349,703
Daimler Finance North America LLC	2.38%, $1,100,000 par, due 8/1/2018		(1)	1,108,283
Deutsche Telekom International Finance BV	2.25%, $775,000 par, due 3/6/2017		(1)	776,101
Diageo Investment Corp	2.88%, $385,000 par, due 5/11/2022		(1)	387,310
Dominion Resources Inc/VA	2.50%, $905,000 par, due 12/1/2019		(1)	914,674
Dow Chemical Co/The	3.00%, $915,000 par, due 11/15/2022		(1)	915,421
DTE Energy Co	3.85%, $950,000 par, due 12/1/2023		(1)	982,889
Duke Energy Progress LLC	3.00%, $325,000 par, due 9/15/2021		(1)	333,349
Eastman Chemical Co	2.70%, $470,000 par, due 1/15/2020		(1)	472,750
EMD Finance LLC	1.70%, $885,000 par, due 3/19/2018		(1)	881,991
EMD Finance LLC	2.40%, $1,025,000 par, due 3/19/2020		(1)	1,018,942
Exelon Corp	3.95%, $1,050,000 par, due 6/15/2025		(1)	1,079,442
Exelon Generation Co LLC	2.95%, $730,000 par, due 1/15/2020		(1)	738,680
Ford Credit Auto Owner Trust 2015-REV1	2.12%, $3,005,000 par, due 7/15/2026		(1)	3,010,920
Ford Motor Credit Co LLC	3.22%, $705,000 par, due 1/9/2022		(1)	697,104
GE Capital International Funding Co Unlimited Co	4.42%, $240,000 par, due 11/15/2035		(1)	251,498
General Electric Co	4.50%, $85,000 par, due 3/11/2044		(1)	91,246
Gilead Sciences Inc	2.50%, $500,000 par, due 9/1/2023		(1)	482,160
Gilead Sciences Inc	3.70%, $315,000 par, due 4/1/2024		(1)	323,325
Goldman Sachs Group Inc/The	2.35%, $980,000 par, due 11/15/2021		(1)	952,129
Goldman Sachs Group Inc/The	3.75%, $655,000 par, due 2/25/2026		(1)	656,926
Goldman Sachs Group Inc/The	5.95%, $3,875,000 par, due 1/18/2018		(1)	4,036,743
Guardian Life Global Funding	1.95%, $560,000 par, due 10/27/2021		(1)	544,186
Honda Auto Receivables 2016-2 Owner Trust	1.13%, $1,200,000 par, due 9/17/2018		(1)	1,200,228
HSBC Finance Corp	6.68%, $1,005,000 par, due 1/15/2021		(1)	1,129,660
HSBC Holdings PLC	3.60%, $1,720,000 par, due 5/25/2023		(1)	1,729,976
HSBC Holdings PLC	4.25%, $205,000 par, due 3/14/2024		(1)	208,307
Humana Inc	2.63%, $585,000 par, due 10/1/2019		(1)	589,692
International Paper Co	5.00%, $260,000 par, due 9/15/2035		(1)	274,708
JPMorgan Chase & Co	3.90%, $750,000 par, due 7/15/2025		(1)	771,210
JPMorgan Chase & Co	4.40%, $2,380,000 par, due 7/22/2020		(1)	2,528,060
JPMorgan Chase Bank NA	6.00%, $3,150,000 par, due 7/5/2017		(1)	3,221,285
Kinder Morgan Inc/DE	4.30%, $1,140,000 par, due 6/1/2025		(1)	1,173,710
Kraft Heinz Foods Co	3.50%, $285,000 par, due 6/6/2022		(1)	289,836
Kraft Heinz Foods Co	4.38%, $495,000 par, due 6/1/2046		(1)	465,785
Lockheed Martin Corp	3.35%, $1,095,000 par, due 9/15/2021		(1)	1,130,785
Microsoft Corp	2.00%, $470,000 par, due 8/8/2023		(1)	449,226
Microsoft Corp	3.50%, $325,000 par, due 2/12/2035		(1)	312,839
Mondelez International Holdings Netherlands BV	1.63%, $1,590,000 par, due 10/28/2019		(1)	1,558,661
Morgan Stanley	2.50%, $1,685,000 par, due 4/21/2021		(1)	1,666,684
Morgan Stanley	2.63%, $1,010,000 par, due 11/17/2021		(1)	997,840
Morgan Stanley	3.13%, $210,000 par, due 7/27/2026		(1)	200,630
Morgan Stanley	7.30%, $1,575,000 par, due 5/13/2019		(1)	1,754,991
Motiva Enterprises LLC	5.75%, $650,000 par, due 1/15/2020		(1)	702,410
Northrop Grumman Corp	1.75%, $1,275,000 par, due 6/1/2018		(1)	1,278,506
Oracle Corp	3.90%, $840,000 par, due 5/15/2035		(1)	828,500
Pacific Gas & Electric Co	5.63%, $1,275,000 par, due 11/30/2017		(1)	1,322,303
PNC Bank NA	2.25%, $795,000 par, due 7/2/2019		(1)	800,311
PNC Bank NA	2.55%, $645,000 par, due 12/9/2021		(1)	644,594
Province of Ontario Canada	1.25%, $865,000 par, due 6/17/2019		(1)	854,378
Schlumberger Holdings Corp	2.35%, $1,265,000 par, due 12/21/2018		(1)	1,275,436
Sempra Energy	1.63%, $215,000 par, due 10/7/2019		(1)	212,229
Sempra Energy	2.40%, $1,005,000 par, due 3/15/2020		(1)	1,003,513
Shell International Finance BV	3.40%, $910,000 par, due 8/12/2023		(1)	933,824
Shell International Finance BV	4.13%, $800,000 par, due 5/11/2035		(1)	816,848
Siemens Financieringsmaatschappij NV	2.90%, $670,000 par, due 5/27/2022		(1)	675,032
Spectra Energy Capital LLC	8.00%, $820,000 par, due 10/1/2019		(1)	932,668
State Street Corp	3.70%, $650,000 par, due 11/20/2023		(1)	676,696
Statoil ASA	3.70%, $265,000 par, due 3/1/2024		(1)	277,373
Teva Pharmaceutical Finance Netherlands III BV	2.80%, $635,000 par, due 7/21/2023		(1)	601,085

46(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Thermo Fisher Scientific Inc	2.40%, $785,000 par, due 2/1/2019		(1)	$790,966
Time Warner Inc	3.55%, $1,060,000 par, due 6/1/2024		(1)	1,051,382
Total Capital International SA	2.75%, $640,000 par, due 6/19/2021		(1)	647,558
TransCanada PipeLines Ltd	4.63%, $515,000 par, due 3/1/2034		(1)	543,062
TSMC Global Ltd	1.63%, $1,240,000 par, due 4/3/2018		(1)	1,235,263
United States Treasury Note/Bond	0.63%, $2,050,000 par, due 8/31/2017		(1)	2,048,401
United States Treasury Note/Bond	1.38%, $1,735,000 par, due 2/29/2020		(1)	1,726,724
United States Treasury Note/Bond	1.38%, $5,235,000 par, due 1/31/2021		(1)	5,151,345
United States Treasury Note/Bond	1.63%, $4,175,000 par, due 7/31/2019		(1)	4,204,183
United States Treasury Note/Bond	1.63%, $7,835,000 par, due 11/30/2020		(1)	7,803,503
United States Treasury Note/Bond	1.75%, $6,200,000 par, due 5/15/2022		(1)	6,108,922
United States Treasury Note/Bond	1.75%, $6,805,000 par, due 12/31/2020		(1)	6,802,890
United States Treasury Note/Bond	2.00%, $1,190,000 par, due 2/15/2025		(1)	1,158,203
United States Treasury Note/Bond	2.00%, $24,720,000 par, due 11/30/2022		(1)	24,552,893
United States Treasury Note/Bond	2.00%, $6,655,000 par, due 7/31/2022		(1)	6,630,576
United States Treasury Note/Bond	2.13%, $21,175,000 par, due 8/31/2020		(1)	21,517,400
United States Treasury Note/Bond	2.13%, $415,000 par, due 8/15/2021		(1)	418,938
United States Treasury Note/Bond	2.25%, $480,000 par, due 8/15/2046		(1)	403,594
United States Treasury Note/Bond	2.50%, $1,315,000 par, due 2/15/2046		(1)	1,168,496
United States Treasury Note/Bond	2.50%, $1,565,000 par, due 5/15/2046		(1)	1,390,769
United States Treasury Note/Bond	2.63%, $2,570,000 par, due 11/15/2020		(1)	2,656,326
United States Treasury Note/Bond	3.50%, $16,005,000 par, due 5/15/2020		(1)	17,012,195
United States Treasury Note/Bond	5.25%, $2,665,000 par, due 11/15/2028		(1)	3,392,678
United States Treasury Strip Principal 3.17%	400.00%,405,000 par, due 8/15/2045		(1)	1,792,174
United Technologies Corp	1.95%, $1,000,000 par, due 11/1/2021		(1)	980,260
Verizon Communications Inc	3.85%, $865,000 par, due 11/1/2042		(1)	749,557
Verizon Communications Inc	4.52%, $200,000 par, due 9/15/2048		(1)	191,782
Verizon Owner Trust 2016-1	1.42%, $210,000 par, due 1/20/2021		(1)	208,538
Visa Inc	2.80%, $905,000 par, due 12/14/2022		(1)	910,068
Wells Fargo/BlackRock Short Term Investment Fund S	0.83%, $13,795,395 par		(1)	13,795,395
				229,393,526
	Accrued income			1,342,656
	Variation margin payable			(32,750)
	Payable for securities purchased			(2,977,992)
	Receivables for investment payments due			59,544
	Adjustment from fair value to current value			(5,040,094)
	Total			222,744,890

Royal Bank of Canada	2.13%
3M Co	1.63%, $540,000 par, due 9/19/2021		(1)	526,236
Abay Leasing 2014 LLC	2.65%, $1,520,833 par, due 11/9/2026		(1)	1,533,806
AbbVie Inc	1.80%, $260,000 par, due 5/14/2018		(1)	260,195
AIG Global Funding	2.70%, $1,000,000 par, due 12/15/2021		(1)	997,852
Air Liquide Finance SA	1.75%, $430,000 par, due 9/27/2021		(1)	412,881
Ally Auto Receivables Trust 2014-2	1.25%, $983,434 par, due 4/15/2019		(1)	983,820
Ally Auto Receivables Trust 2014-3	1.28%, $1,220,683 par, due 6/17/2019		(1)	1,221,184
Amal Ltd/Cayman Islands	3.46%, $1,773,951 par, due 8/21/2021		(1)	1,837,092
American Express Credit Corp	1.55%, $460,000 par, due 9/22/2017		(1)	460,512
American Express Credit Corp	1.70%, $310,000 par, due 10/30/2019		(1)	306,974
American Express Credit Corp	2.38%, $500,000 par, due 5/26/2020		(1)	499,721
American Honda Finance Corp	2.13%, $940,000 par, due 2/28/2017		(1)	941,491
American Honda Finance Corp	2.45%, $710,000 par, due 9/24/2020		(1)	713,671
AmeriCredit Auto Receivables T	0.90%, $192,129 par, due 2/8/2019		(1)	192,103
Anheuser-Busch InBev Finance Inc	3.30%, $1,300,000 par, due 2/1/2023		(1)	1,323,052
Apple Inc	1.10%, $320,000 par, due 8/2/2019		(1)	315,219
Apple Inc	2.25%, $750,000 par, due 2/23/2021		(1)	749,376
AT&T Inc	2.40%, $1,200,000 par, due 3/15/2017		(1)	1,202,948
AT&T Inc	2.45%, $400,000 par, due 6/30/2020		(1)	397,213
Atmos Energy Corp	6.35%, $1,015,000 par, due 6/15/2017		(1)	1,038,141
Automatic Data Processing Inc	2.25%, $360,000 par, due 9/15/2020		(1)	361,860
AvalonBay Communities Inc	2.95%, $586,000 par, due 9/15/2022		(1)	584,161
AvalonBay Communities Inc	3.63%, $600,000 par, due 10/1/2020		(1)	623,030
BA Credit Card Trust	1.36%, $1,800,000 par, due 9/15/2020		(1)	1,799,170
BAE Systems PLC	4.75%, $700,000 par, due 10/11/2021		(1)	756,916
BAMLL Commercial Mortgage Securities
Trust 2013-DSNY	1.75%, $550,000 par, due 9/15/2026		(1)	550,234
Bank of America Corp	2.63%, $810,000 par, due 4/19/2021		(1)	804,442
Bank of America Corp	3.30%, $900,000 par, due 1/11/2023		(1)	903,006
Bank of America Corp	5.42%, $1,000,000 par, due 3/15/2017		(1)	1,007,246
Bank of America NA	1.75%, $500,000 par, due 6/5/2018		(1)	499,979
Bank of Montreal	1.50%, $500,000 par, due 7/18/2019		(1)	493,451
Bank of Montreal	1.90%, $520,000 par, due 8/27/2021		(1)	503,892
Bank of New York Mellon Corp/The	2.15%, $830,000 par, due 2/24/2020		(1)	827,556
Bank of New York Mellon Corp/The	2.60%, $270,000 par, due 8/17/2020		(1)	271,966
47(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Bank of Nova Scotia/The	1.88%, $1,900,000 par, due 4/26/2021		(1)	$1,853,602
Bank of The West Auto Trust 2014-1	1.09%, $806,330 par, due 3/15/2019		(1)	806,261
BB&T Corp	2.15%, $925,000 par, due 3/22/2017		(1)	926,288
Becton Dickinson and Co	2.67%, $549,000 par, due 12/15/2019		(1)	557,021
BHP Billiton Finance USA Ltd	1.63%, $1,175,000 par, due 2/24/2017		(1)	1,175,885
BMW US Capital LLC	1.50%, $880,000 par, due 4/11/2019		(1)	871,650
BMW Vehicle Lease Trust 2015-1	1.24%, $1,309,262 par, due 12/20/2017		(1)	1,309,602
BNP Paribas SA	1.38%, $950,000 par, due 3/17/2017		(1)	950,145
Boston Properties LP	3.13%, $300,000 par, due 9/1/2023		(1)	294,171
Boston Properties LP	4.13%, $820,000 par, due 5/15/2021		(1)	866,367
BP Capital Markets PLC	1.68%, $750,000 par, due 5/3/2019		(1)	744,692
BP Capital Markets PLC	2.75%, $500,000 par, due 5/10/2023		(1)	490,874
Branch Banking & Trust Co	1.45%, $440,000 par, due 5/10/2019		(1)	435,101
Brazos Student Finance Corp	1.25%, $453,743 par, due 6/25/2027		(1)	443,637
Burlington Northern Santa Fe LLC	5.65%, $1,000,000 par, due 5/1/2017		(1)	1,013,483
Byron Center Public Schools	2.55%, $750,000 par, due 5/1/2024		(1)	732,585
Capital Area Finance Authority	2.90%, $884,508 par, due 4/1/2038		(1)	863,634
Capital Auto Receivables Asset Trust 2015-1	1.61%, $1,730,000 par, due 6/20/2019		(1)	1,733,531
Capital One Multi-Asset Execution Tr	1.48%, $2,000,000 par, due 7/15/2020		(1)	2,004,132
Capital One NA/Mclean VA	1.85%, $330,000 par, due 9/13/2019		(1)	326,249
Capital One NA/Mclean VA	2.35%, $420,000 par, due 8/17/2018		(1)	422,412
Cargill Inc	1.90%, $150,000 par, due 3/1/2017		(1)	150,207
Cargill Inc	3.25%, $1,000,000 par, due 11/15/2021		(1)	1,025,430
CarMax Auto Owner Trust 2014-4	1.25%, $1,319,198 par, due 11/15/2019		(1)	1,318,751
Caterpillar Financial Services Corp	1.70%, $800,000 par, due 8/9/2021		(1)	768,409
Caterpillar Financial Services Corp	2.25%, $300,000 par, due 12/1/2019		(1)	301,225
Chase Issuance Trust	1.62%, $730,000 par, due 7/15/2020		(1)	731,460
Chevron Corp	1.36%, $420,000 par, due 3/2/2018		(1)	419,588
Chevron Corp	2.10%, $760,000 par, due 5/16/2021		(1)	753,484
Chevron Corp	2.19%, $340,000 par, due 11/15/2019		(1)	343,390
Chevron Corp	2.42%, $840,000 par, due 11/17/2020		(1)	845,981
Chrysler Capital Auto Receivables Trust 2015-B	1.91%, $1,175,000 par, due 3/16/2020		(1)	1,179,519
Chubb INA Holdings Inc	2.30%, $290,000 par, due 11/3/2020		(1)	289,934
Cintas Corp No 2	4.30%, $800,000 par, due 6/1/2021		(1)	849,056
Cisco Systems Inc	2.45%, $1,140,000 par, due 6/15/2020		(1)	1,151,500
CIT Equipment Collateral 2014-VT1	1.50%, $1,393,994 par, due 10/21/2019		(1)	1,394,265
Citibank Credit Card Issuance Trust	1.23%, $1,800,000 par, due 4/24/2019		(1)	1,800,720
Citigroup Commercial Mortgage Trust 2012-GC8	2.61%, $1,500,000 par, due 5/10/2022		(1)	1,511,840
Citigroup Commercial Mortgage Trust 2014-GC19	3.55%, $1,900,000 par, due 3/10/2047		(1)	1,973,296
Citigroup Inc	1.85%, $350,000 par, due 11/24/2017		(1)	350,662
Citigroup Inc	2.65%, $520,000 par, due 10/26/2020		(1)	520,366
Citigroup Inc	2.70%, $700,000 par, due 3/30/2021		(1)	698,398
Citigroup Inc	4.50%, $650,000 par, due 1/14/2022		(1)	693,014
Citizens Bank NA/Providence RI	2.55%, $250,000 par, due 5/13/2021		(1)	248,465
City of Dallas TX Waterworks & Sewer
System Revenue	2.48%, $1,100,000 par, due 10/1/2021		(1)	1,108,624
CNH Equipment Trust 2014-A	0.84%, $482,523 par, due 5/15/2019		(1)	482,332
CNH Equipment Trust 2015-C	1.66%, $2,000,000 par, due 11/16/2020		(1)	2,003,660
COMM 2012-CCRE4 Mortgage Trust	0.70%, $82,630 par, due 10/15/2045		(1)	82,544
Comm 2013-CCRE13 Mortgage Trust	4.19%, $1,800,000 par, due 11/10/2023		(1)	1,943,311
COMM 2013-CCRE7 Mortgage Trust	3.21%, $1,380,000 par, due 3/10/2046		(1)	1,411,809
COMM 2013-LC6 Mortgage Trust	2.94%, $950,000 par, due 1/10/2046		(1)	961,295
Commercial Mortgage Pass Through Certificates	2.37%, $2,000,000 par, due 10/15/2045		(1)	2,010,270
Commonwealth Edison Co	3.40%, $1,300,000 par, due 9/1/2021		(1)	1,349,006
ConocoPhillips Co	2.20%, $1,000,000 par, due 5/15/2020		(1)	992,367
ConocoPhillips Co	4.20%, $310,000 par, due 3/15/2021		(1)	329,289
Cooperatieve Rabobank UA/NY	2.50%, $380,000 par, due 1/19/2021		(1)	379,939
Core Industrial Trust 2015-CALW	3.04%, $1,900,000 par, due 2/10/2034		(1)	1,938,572
County of Chester PA	2.13%, $1,000,000 par, due 5/15/2020		(1)	1,002,730
County of Collin TX	1.48%, $675,000 par, due 2/15/2018		(1)	677,106
County of Macomb MI	2.69%, $1,000,000 par, due 11/1/2021		(1)	1,010,480
Covidien International Finance SA	6.00%, $400,000 par, due 10/15/2017		(1)	414,248
Credit Suisse AG/New York NY	1.38%, $300,000 par, due 5/26/2017		(1)	300,070
CVS Health Corp	2.80%, $930,000 par, due 7/20/2020		(1)	943,583
Daimler Finance North America LLC	1.38%, $500,000 par, due 8/1/2017		(1)	500,008
Daimler Finance North America LLC	2.00%, $450,000 par, due 7/6/2021		(1)	436,955
Daimler Finance North America LLC	2.20%, $270,000 par, due 10/30/2021		(1)	263,848
Daimler Finance North America LLC	2.95%, $650,000 par, due 1/11/2017		(1)	650,206
Danone SA	1.69%, $990,000 par, due 10/30/2019		(1)	977,605
DBRR 2011-LC2 Trust	4.54%, $2,500,000 par, due 7/12/2044		(1)	2,638,345
Dell Equipment Finance Trust 2015-2	1.42%, $757,762 par, due 12/22/2017		(1)	758,110
Discover Card Execution Note Trust	1.39%, $1,800,000 par, due 4/15/2020		(1)	1,802,669
DNB Boligkreditt AS	1.45%, $1,225,000 par, due 3/21/2018		(1)	1,222,871
Duke Energy Carolinas LLC	2.50%, $750,000 par, due 3/15/2023		(1)	743,333

48(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Eaton Corp	1.50%, $750,000 par, due 11/2/2017		(1)	$750,624
Ecolab Inc	2.00%, $440,000 par, due 1/14/2019		(1)	440,338
Ecolab Inc	2.25%, $880,000 par, due 1/12/2020		(1)	879,746
EdLinc Student Loan Funding Trust 2012-1	1.58%, $800,473 par, due 9/25/2030		(1)	783,791
Edsouth Indenture No 2 LLC	1.91%, $647,134 par, due 9/25/2040		(1)	642,636
Edsouth Indenture No 4 LLC	1.33%, $759,834 par, due 2/26/2029		(1)	742,133
Educational Funding of the South Inc	1.53%, $1,484,280 par, due 4/25/2035		(1)	1,464,032
Emerson Electric Co	4.25%, $750,000 par, due 11/15/2020		(1)	806,791
Entergy Gulf States Louisiana LLC	6.00%, $1,000,000 par, due 5/1/2018		(1)	1,055,423
Enterprise Fleet Financing LLC	1.30%, $900,597 par, due 9/20/2020		(1)	899,944
Enterprise Products Operating LLC	2.85%, $390,000 par, due 4/15/2021		(1)	392,967
Ethiopian Leasing 2012 LLC	2.57%, $1,078,902 par, due 8/14/2026		(1)	1,077,795
Export Leasing 2009 LLC	1.86%, $1,123,505 par, due 8/28/2021		(1)	1,121,078
Exxon Mobil Corp	1.91%, $442,000 par, due 3/6/2020		(1)	441,537
Exxon Mobil Corp	2.22%, $370,000 par, due 3/1/2021		(1)	370,848
Fannie Mae Pool	2.00%, $1,838,417 par, due 8/1/2023		(1)	1,857,547
Fannie Mae Pool	2.00%, $2,704,754 par, due 9/1/2023		(1)	2,732,891
Fannie Mae Pool	2.00%, $839,684 par, due 5/1/2023		(1)	848,361
Fannie Mae Pool	2.00%, $856,322 par, due 4/1/2023		(1)	865,233
Fannie Mae Pool	2.00%, $857,996 par, due 6/1/2023		(1)	866,906
Fannie Mae Pool	2.22%, $809,785 par, due 10/1/2033		(1)	842,164
Fannie Mae Pool	2.45%, $921,316 par, due 3/1/2042		(1)	970,731
Fannie Mae Pool	2.49%, $1,396,711 par, due 8/1/2045		(1)	1,418,327
Fannie Mae Pool	2.51%, $2,612,470 par, due 7/1/2020		(1)	2,659,957
Fannie Mae Pool	2.53%, $689,488 par, due 8/1/2034		(1)	730,014
Fannie Mae Pool	2.53%, $956,307 par, due 6/1/2033		(1)	1,004,945
Fannie Mae Pool	2.56%, $1,746,414 par, due 3/1/2021		(1)	1,775,415
Fannie Mae Pool	2.57%, $1,709,431 par, due 9/1/2019		(1)	1,737,648
Fannie Mae Pool	2.57%, $1,800,000 par, due 12/1/2020		(1)	1,832,252
Fannie Mae Pool	2.57%, $951,074 par, due 9/1/2019		(1)	966,772
Fannie Mae Pool	2.59%, $583,422 par, due 3/1/2034		(1)	607,948
Fannie Mae Pool	2.63%, $1,612,975 par, due 8/1/2045		(1)	1,644,223
Fannie Mae Pool	2.64%, $717,759 par, due 7/1/2045		(1)	731,919
Fannie Mae Pool	2.76%, $1,482,330 par, due 4/1/2022		(1)	1,513,599
Fannie Mae Pool	2.79%, $2,015,452 par, due 8/1/2044		(1)	2,067,328
Fannie Mae Pool	2.80%, $1,041,481 par, due 8/1/2044		(1)	1,068,911
Fannie Mae Pool	2.80%, $1,150,160 par, due 8/1/2044		(1)	1,180,921
Fannie Mae Pool	2.85%, $1,054,171 par, due 8/1/2044		(1)	1,082,610
Fannie Mae Pool	2.96%, $1,161,415 par, due 6/1/2022		(1)	1,169,279
Fannie Mae Pool	3.00%, $1,838,943 par, due 2/1/2031		(1)	1,890,273
Fannie Mae Pool	3.00%, $6,562,565 par, due 4/1/2031		(1)	6,747,748
Fannie Mae Pool	3.20%, $575,853 par, due 11/1/2041		(1)	598,976
Fannie Mae Pool	3.50%, $1,705,843 par, due 4/1/2046		(1)	1,753,493
Fannie Mae Pool	4.50%, $95,887 par, due 7/1/2018		(1)	98,548
Fannie Mae Pool	5.00%, $126,899 par, due 2/1/2019		(1)	130,089
Fannie Mae Pool	5.00%, $256,146 par, due 1/1/2019		(1)	262,140
Fannie Mae Pool	5.00%, $837,111 par, due 6/1/2035		(1)	917,605
Fannie Mae Pool	5.50%, $1,749,247 par, due 4/1/2033		(1)	2,012,932
Fannie Mae Pool	5.50%, $250,732 par, due 4/1/2036		(1)	280,458
Fannie Mae Pool	5.50%, $653,693 par, due 11/1/2021		(1)	693,475
Fannie Mae Pool	5.50%, $717,183 par, due 9/1/2036		(1)	804,455
Fannie Mae REMICS Trust 2002-W12	5.07%, $162,631 par, due 2/25/2033		(1)	166,745
Fannie Mae REMICS	4.50%, $403,214 par, due 9/25/2018		(1)	410,437
Fannie Mae-Aces	1.23%, $954,102 par, due 3/26/2018		(1)	949,550
Fannie Mae-Aces	2.17%, $3,500,000 par, due 9/25/2019		(1)	3,514,252
Fannie Mae-Aces	2.26%, $1,225,000 par, due 2/25/2023		(1)	1,202,367
FHLMC K710 A2 Multifam	1.88%, $1,675,000 par, due 5/25/2019		(1)	1,683,278
FHLMC Multifamily Structured Passthrough	2.70%, $2,963,480 par, due 5/25/2018		(1)	3,004,762
Fifth Third Auto Trust 2014-2	0.89%, $516,196 par, due 11/15/2018		(1)	516,018
Ford Credit Auto Owner Trust 2014-C	1.06%, $2,216,366 par, due 5/15/2019		(1)	2,215,063
Ford Credit Auto Owner Trust 2016-REV2	2.03%, $1,500,000 par, due 12/15/2027		(1)	1,475,220
Ford Credit Auto Owner Trust	2.44%, $1,900,000 par, due 1/15/2027		(1)	1,916,695
Ford Motor Credit Co LLC	2.02%, $450,000 par, due 5/3/2019		(1)	445,871
Freddie Mac Gold Pool	2.50%, $565,099 par, due 7/1/2023		(1)	575,252
Freddie Mac Gold Pool	3.00%, $1,089,970 par, due 10/1/2026		(1)	1,120,822
Freddie Mac Gold Pool	5.00%, $69,707 par, due 8/1/2018		(1)	71,415
Freddie Mac Gold Pool	5.50%, $268,350 par, due 11/1/2021		(1)	280,475
Freddie Mac Multifamily Structured Pass
Through Certificates	2.09%, $1,725,000 par, due 3/25/2019		(1)	1,738,322
Freddie Mac Multifamily Structured Pass
Through Certificates	2.35%, $1,800,000 par, due 4/25/2021		(1)	1,808,465
Freddie Mac Multifamily Structured Pass
Through Certificates	2.79%, $2,500,000 par, due 1/25/2022		(1)	2,554,445
Freddie Mac Non Gold Pool	2.15%, $1,080,481 par, due 7/1/2042		(1)	1,133,407

49(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Freddie Mac Non Gold Pool	2.28%, $1,006,470 par, due 8/1/2043		(1)	$1,022,458
Freddie Mac Non Gold Pool	2.28%, $754,771 par, due 8/1/2042		(1)	789,164
Freddie Mac Non Gold Pool	2.52%, $1,157,331 par, due 2/1/2042		(1)	1,224,292
Freddie Mac Non Gold Pool	2.61%, $1,032,714 par, due 1/1/2045		(1)	1,052,485
Freddie Mac Non Gold Pool	2.67%, $666,815 par, due 8/1/2045		(1)	679,454
Freddie Mac Non Gold Pool	2.69%, $1,256,849 par, due 12/1/2044		(1)	1,284,499
Freddie Mac Non Gold Pool	2.69%, $2,161,996 par, due 8/1/2044		(1)	2,211,655
Freddie Mac Non Gold Pool	3.01%, $1,962,298 par, due 4/1/2038		(1)	2,074,885
GAHR Commercial Mortgage Trust 2015-NRF	3.23%, $2,230,000 par, due 12/15/2034		(1)	2,286,495
General Electric Co	5.50%, $533,000 par, due 1/8/2020		(1)	584,006
General Mills Inc	5.70%, $1,000,000 par, due 2/15/2017		(1)	1,005,068
Georgia-Pacific LLC	3.16%, $500,000 par, due 11/15/2021		(1)	505,955
Gilead Sciences Inc	1.95%, $360,000 par, due 3/1/2022		(1)	348,315
Ginnie Mae II pool	2.00%, $1,776,657 par, due 6/20/2058		(1)	1,811,229
Ginnie Mae II pool	2.00%, $722,128 par, due 3/20/2042		(1)	745,906
Ginnie Mae II pool	5.46%, $682,674 par, due 7/20/2059		(1)	689,583
Goldman Sachs Group Inc/The	2.60%, $1,420,000 par, due 4/23/2020		(1)	1,421,488
Goldman Sachs Group Inc/The	2.63%, $380,000 par, due 4/25/2021		(1)	377,241
Goldman Sachs Group Inc/The	2.75%, $240,000 par, due 9/15/2020		(1)	241,037
GS Mortgage Securities Trust 2013-GC16	4.27%, $1,280,000 par, due 11/10/2046		(1)	1,383,025
GSMS 2012-GCJ7 A4 9.2-Yr CMBS	3.38%, $1,000,000 par, due 5/10/2045		(1)	1,041,521
Guardian Life Global Funding	2.00%, $750,000 par, due 4/26/2021		(1)	731,463
Home Depot Inc/The	2.00%, $370,000 par, due 4/1/2021		(1)	367,059
Honda Auto Receivables 2014-4 Owner Trust	0.99%, $931,530 par, due 9/17/2018		(1)	930,810
Honda Auto Receivables Owner Trust 2014-3	0.88%, $620,072 par, due 6/15/2018		(1)	619,651
Honeywell International Inc	1.85%, $1,260,000 par, due 11/1/2021		(1)	1,231,310
HSBC USA Inc	1.63%, $700,000 par, due 1/16/2018		(1)	698,776
HSBC USA Inc	2.35%, $520,000 par, due 3/5/2020		(1)	515,934
Hyundai Auto Receivables Trust 2015-A	1.05%, $1,282,044 par, due 4/15/2019		(1)	1,281,370
Hyundai Auto Receivables Trust 2015-B	1.12%, $1,900,000 par, due 11/15/2019		(1)	1,896,523
Hyundai Capital America	2.00%, $380,000 par, due 7/1/2019		(1)	377,061
Intel Corp	2.45%, $200,000 par, due 7/29/2020		(1)	202,820
International Business Machines Corp	5.70%, $1,120,000 par, due 9/14/2017		(1)	1,153,569
Iowa Student Loan Liquidity Corp	1.03%, $1,554,801 par, due 9/25/2037		(1)	1,494,877
John Deere Capital Corp	1.20%, $400,000 par, due 10/10/2017		(1)	399,738
John Deere Capital Corp	1.75%, $270,000 par, due 8/10/2018		(1)	270,506
John Deere Capital Corp	5.35%, $300,000 par, due 4/3/2018		(1)	314,291
Johnson & Johnson	1.65%, $930,000 par, due 3/1/2021		(1)	915,510
JP Morgan Chase Commercial Mortgage
Securities Trust 2013-C13	3.41%, $600,000 par, due 1/15/2046		(1)	622,216
JP Morgan Chase Commercial Mortgage
Securities Trust 2013-C16	4.17%, $1,400,000 par, due 12/15/2046		(1)	1,504,149
JPMBB Commercial Mortgage Securities
Trust 2013-C12	3.16%, $1,825,000 par, due 7/15/2045		(1)	1,876,031
JPMBB Commercial Mortgage Securities
Trust 2013-C14	3.76%, $1,725,000 par, due 8/15/2046		(1)	1,813,691
JPMorgan Chase & Co	2.25%, $600,000 par, due 1/23/2020		(1)	598,588
JPMorgan Chase & Co	2.55%, $535,000 par, due 10/29/2020		(1)	534,605
JPMorgan Chase & Co	2.70%, $570,000 par, due 5/18/2023		(1)	557,682
JPMorgan Chase Bank NA	1.65%, $300,000 par, due 9/23/2019		(1)	297,016
Kellogg Co	1.75%, $1,080,000 par, due 5/17/2017		(1)	1,082,536
Kentucky Utilities Co	3.25%, $1,200,000 par, due 11/1/2020		(1)	1,239,419
KeyBank NA/Cleveland OH	2.25%, $490,000 par, due 3/16/2020		(1)	487,943
KeyBank NA/Cleveland OH	2.35%, $250,000 par, due 3/8/2019		(1)	251,437
KeyBank NA/Cleveland OH	2.50%, $250,000 par, due 12/15/2019		(1)	252,604
KeyBank NA/Cleveland OH	2.50%, $400,000 par, due 11/22/2021		(1)	397,448
Kimco Realty Corp	4.30%, $1,000,000 par, due 2/1/2018		(1)	1,020,197
Liberty Property LP	3.38%, $752,000 par, due 6/15/2023		(1)	747,732
Lincoln Airport Authority	1.91%, $710,000 par, due 7/1/2021		(1)	692,087
Lincoln Airport Authority	2.12%, $500,000 par, due 7/1/2022		(1)	487,495
Lincoln Airport Authority	2.30%, $500,000 par, due 7/1/2023		(1)	481,220
Lockheed Martin Corp	2.50%, $650,000 par, due 11/23/2020		(1)	655,493
Manufacturers & Traders Trust Co	2.10%, $550,000 par, due 2/6/2020		(1)	548,461
Marathon Oil Corp	2.70%, $1,200,000 par, due 6/1/2020		(1)	1,201,597
Marathon Petroleum Corp	3.40%, $800,000 par, due 12/15/2020		(1)	818,179
MassMutual Global Funding II	2.00%, $750,000 par, due 4/15/2021		(1)	731,106
McDonald's Corp	2.75%, $300,000 par, due 12/9/2020		(1)	303,344
Medtronic Inc	2.50%, $810,000 par, due 3/15/2020		(1)	819,065
Mercedes-Benz Auto Receivables Trust 2015-1	1.34%, $1,800,000 par, due 12/16/2019		(1)	1,799,422
Merck & Co Inc	3.88%, $360,000 par, due 1/15/2021		(1)	382,035
Micron Semiconductor Asia Pte Ltd	1.26%, $1,081,000 par, due 1/15/2019		(1)	1,076,203
Microsoft Corp	1.55%, $750,000 par, due 8/8/2021		(1)	727,434
Mondelez International Holdings Netherlands BV	1.63%, $770,000 par, due 10/28/2019		(1)	754,825
Montana Higher Ed Student Asst	1.56%, $2,116,280 par, due 5/20/2030		(1)	2,118,202

50(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Morgan Stanley Capital I Trust 2007-IQ13	5.31%, $614,909 par, due 3/15/2044		(1)	$615,664
Morgan Stanley Capital I Trust 2007-IQ13	5.36%, $757,171 par, due 3/15/2044		(1)	757,675
Morgan Stanley Capital I Trust 2012-C4	2.11%, $204,197 par, due 3/15/2045		(1)	204,137
Morgan Stanley	1.88%, $150,000 par, due 1/5/2018		(1)	150,224
Morgan Stanley	2.45%, $250,000 par, due 2/1/2019		(1)	251,717
Morgan Stanley	2.50%, $500,000 par, due 4/21/2021		(1)	494,564
Morgan Stanley	2.63%, $560,000 par, due 11/17/2021		(1)	553,259
Morgan Stanley	2.65%, $360,000 par, due 1/27/2020		(1)	361,696
Morgan Stanley	5.45%, $1,000,000 par, due 1/9/2017		(1)	1,000,492
Navient Student Loan Trust 2016-6	1.51%, $1,040,000 par, due 3/25/2066		(1)	1,042,065
New Hampshire Higher Education Loan Corp	0.94%, $889,671 par, due 10/25/2028		(1)	888,060
New York Life Global Funding	1.65%, $1,190,000 par, due 5/15/2017		(1)	1,192,856
New York State Urban Development Corp	6.45%, $435,000 par, due 3/15/2018		(1)	450,777
Nissan Auto Receivables 2015-B Owner Trust	1.34%, $1,800,000 par, due 3/16/2020		(1)	1,798,376
Norfolk Southern Corp	5.75%, $1,080,000 par, due 4/1/2018		(1)	1,133,973
Northern States Power Co/MN	2.20%, $430,000 par, due 8/15/2020		(1)	430,661
NYC Transit Fin Auth Future Tax Rev	2.50%, $1,000,000 par, due 2/1/2023		(1)	985,780
Occidental Petroleum Corp	2.60%, $860,000 par, due 4/15/2022		(1)	857,786
Olentangy Local School District	5.00%, $1,000,000 par, due 12/1/2019		(1)	1,092,280
Oracle Corp	1.90%, $1,260,000 par, due 9/15/2021		(1)	1,231,263
Orange SA	1.63%, $710,000 par, due 11/3/2019		(1)	698,710
Overseas Private Investment Corp	1.55%, $1,000,000 par, due 11/17/2017		(1)	1,047,148
Overseas Private Investment Corp	2.52%, $1,400,000 par, due 9/15/2022		(1)	1,383,718
Pennsylvania Higher Ed Assistance	1.31%, $602,766 par, due 4/25/2030		(1)	598,926
Pennsylvania Higher Edu Assistance Agcy	1.98%, $1,157,434 par, due 1/25/2028		(1)	1,153,209
PepsiCo Inc	1.50%, $690,000 par, due 2/22/2019		(1)	687,588
PepsiCo Inc	1.70%, $400,000 par, due 10/6/2021		(1)	388,590
Petroleos Mexicanos	1.95%, $1,200,000 par, due 12/20/2022		(1)	1,190,888
Pfizer Inc	1.70%, $770,000 par, due 12/15/2019		(1)	769,274
PNC Bank NA	2.30%, $1,110,000 par, due 6/1/2020		(1)	1,109,523
Port of Morrow OR	1.81%, $500,000 par, due 9/1/2022		(1)	482,675
Praxair Inc	2.25%, $440,000 par, due 9/24/2020		(1)	438,997
Precision Castparts Corp	2.25%, $1,110,000 par, due 6/15/2020		(1)	1,114,098
Procter & Gamble Co/The	1.70%, $910,000 par, due 11/3/2021		(1)	894,428
Public Service Electric & Gas Co	1.90%, $750,000 par, due 3/15/2021		(1)	736,626
Roche Holdings Inc	1.75%, $1,060,000 par, due 1/28/2022		(1)	1,018,699
Royal Bank of Canada	1.88%, $1,820,000 par, due 2/5/2020		(1)	1,811,053
SBA Small Business Investment Cos	2.51%, $5,592,408 par, due 3/10/2026		(1)	5,576,196
SBA Small Business Investment Cos	2.52%, $1,763,562 par, due 3/10/2025		(1)	1,779,411
SBA Small Business Investment Cos	2.83%, $4,868,147 par, due 9/10/2025		(1)	4,952,930
Shell International Finance BV	1.88%, $680,000 par, due 5/10/2021		(1)	664,848
Shell International Finance BV	2.13%, $800,000 par, due 5/11/2020		(1)	799,044
Shell International Finance BV	2.25%, $400,000 par, due 11/10/2020		(1)	399,443
Sherwin-Williams Co/The	1.35%, $800,000 par, due 12/15/2017		(1)	798,612
Siemens Financieringsmaatschappij NV	2.15%, $438,000 par, due 5/27/2020		(1)	435,342
Simon Property Group LP	2.50%, $830,000 par, due 9/1/2020		(1)	835,412
SLM Student Loan Trust 2008-9	2.38%, $1,227,874 par, due 4/25/2023		(1)	1,229,461
SLM Student Loan Trust 2013-3	1.06%, $667,775 par, due 5/26/2020		(1)	666,752
South Carolina Student Loan Corp	1.26%, $687,825 par, due 1/25/2041		(1)	676,001
State of Arkansas	2.88%, $1,405,000 par, due 6/1/2021		(1)	1,445,815
State of CA Dept of Water Resources Power
Supply Revenue	2.00%, $900,000 par, due 5/1/2022		(1)	874,611
State of Hawaii	1.93%, $1,000,000 par, due 10/1/2021		(1)	989,460
State of Utah	4.55%, $490,000 par, due 7/1/2024		(1)	540,901
State of Wisconsin	1.90%, $400,000 par, due 5/1/2022		(1)	385,164
State Street Corp	1.95%, $500,000 par, due 5/19/2021		(1)	489,961
State Street Corp	2.55%, $650,000 par, due 8/18/2020		(1)	656,557
SunTrust Banks Inc	2.70%, $410,000 par, due 1/27/2022		(1)	410,174
Tesco PLC	2.70%, $1,000,000 par, due 1/5/2017		(1)	1,000,018
Teva Pharmaceutical Finance Netherlands III BV	1.70%, $450,000 par, due 7/19/2019		(1)	442,138
Texas A&M University	2.19%, $1,030,000 par, due 5/15/2020		(1)	1,035,614
Texas Children's Hospital	2.37%, $1,750,000 par, due 10/1/2020		(1)	1,737,027
Texas Instruments Inc	1.75%, $550,000 par, due 5/1/2020		(1)	543,921
Thermo Fisher Scientific Inc	3.00%, $350,000 par, due 4/15/2023		(1)	344,003
Toronto-Dominion Bank/The	1.63%, $600,000 par, due 3/13/2018		(1)	600,623
Toronto-Dominion Bank/The	2.13%, $500,000 par, due 4/7/2021		(1)	492,356
Toronto-Dominion Bank/The	2.25%, $1,250,000 par, due 3/15/2021		(1)	1,242,546
Total Capital Intl	1.50%, $823,000 par, due 2/17/2017		(1)	823,274
Towd Point Mortgage Trust 2015-4	3.50%, $966,439 par, due 4/25/2055		(1)	985,315
Towd Point Mortgage Trust 2015-6	3.50%, $1,202,387 par, due 4/25/2055		(1)	1,227,115
Towd Point Mortgage Trust 2016-3	2.25%, $838,535 par, due 8/25/2055		(1)	831,791
Towd Point Mortgage Trust 2016-4	2.25%, $467,120 par, due 7/25/2056		(1)	462,288
Toyota Auto Receivables 2014-B Owner Trust	0.76%, $428,711 par, due 3/15/2018		(1)	428,438
Toyota Auto Receivables 2015-C Owner Trust	1.34%, $2,000,000 par, due 6/17/2019		(1)	2,000,102

51(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Toyota Motor Credit Corp	1.55%, $400,000 par, due 7/13/2018		(1)	$399,900
Toyota Motor Credit Corp	1.55%, $680,000 par, due 10/18/2019		(1)	671,769
Toyota Motor Credit Corp	1.70%, $370,000 par, due 2/19/2019		(1)	368,831
UBS AG/Stamford CT	1.38%, $325,000 par, due 8/14/2017		(1)	324,894
UBS AG/Stamford CT	2.35%, $900,000 par, due 3/26/2020		(1)	896,315
UBS Commercial Mortgage Trust 2012-C1	3.40%, $1,086,896 par, due 5/10/2045		(1)	1,132,403
UBS-Barclays Commercial Mortgage Trust 2012-C4	2.46%, $1,890,000 par, due 12/10/2045		(1)	1,900,115
UBS-Barclays Commercial Mortgage Trust 2012-C4	2.85%, $1,400,000 par, due 12/10/2045		(1)	1,412,573
Ukraine Government AID Bonds	1.47%, $725,000 par, due 9/29/2021		(1)	707,777
Union Pacific Corp	5.65%, $360,000 par, due 5/1/2017		(1)	365,463
Union Pacific Corp	5.75%, $910,000 par, due 11/15/2017		(1)	944,892
United States Small Business Administration	3.37%, $1,435,532 par, due 10/1/2033		(1)	1,481,773
United States Small Business Administration	5.51%, $1,306,347 par, due 11/1/2027		(1)	1,426,538
United States Small Business Administration	5.72%, $1,034,114 par, due 1/1/2029		(1)	1,135,766
United States Small Business Administration	6.77%, $876,497 par, due 11/1/2028		(1)	986,121
United States Treasury Inflation Indexed Bonds	0.13%, $2,250,000 par, due 7/15/2026		(1)	2,194,159
United States Treasury Inflation Indexed Bonds	0.38%, $10,950,000 par, due 7/15/2025		(1)	11,101,142
United States Treasury Note/Bond	1.00%, $62,450,000 par, due 11/15/2019		(1)	61,698,664
United States Treasury Note/Bond	1.38%, $1,500,000 par, due 6/30/2023		(1)	1,424,883
United States Treasury Note/Bond	1.63%, $3,000,000 par, due 2/15/2026		(1)	2,803,125
United States Treasury Note/Bond	2.00%, $1,900,000 par, due 2/15/2025		(1)	1,849,234
United States Treasury Note/Bond	2.25%, $7,200,000 par, due 11/15/2025		(1)	7,107,754
United Technologies Corp	1.80%, $940,000 par, due 6/1/2017		(1)	942,456
United Technologies Corp	1.95%, $370,000 par, due 11/1/2021		(1)	362,698
UnitedHealth Group Inc	2.13%, $370,000 par, due 3/15/2021		(1)	365,672
UnitedHealth Group Inc	2.70%, $680,000 par, due 7/15/2020		(1)	690,231
US Bank NA/Cincinnati OH	1.45%, $1,230,000 par, due 1/29/2018		(1)	1,229,192
USAA Capital Corp	2.45%, $770,000 par, due 8/1/2020		(1)	772,357
Ventas Realty LP / Ventas Capital Corp	2.00%, $1,000,000 par, due 2/15/2018		(1)	1,002,058
Verizon Communications Inc	1.75%, $610,000 par, due 8/15/2021		(1)	585,174
Verizon Communications Inc	4.50%, $350,000 par, due 9/15/2020		(1)	374,540
Visa Inc	2.20%, $790,000 par, due 12/14/2020		(1)	792,456
Volkswagen Auto Lease Trust 2015-A	1.25%, $1,977,474 par, due 12/20/2017		(1)	1,977,635
Volkswagen Group of America Finance LLC	1.60%, $590,000 par, due 11/20/2017		(1)	588,146
Volkswagen Group of America Finance LLC	2.40%, $430,000 par, due 5/22/2020		(1)	425,531
WEC Energy Group Inc	2.45%, $600,000 par, due 6/15/2020		(1)	600,390
Westar Energy Inc	5.15%, $1,500,000 par, due 1/1/2017		(1)	1,500,000
Westpac Banking Corp	2.30%, $490,000 par, due 5/26/2020		(1)	487,747
WFRBS Commercial Mortgage Trust 2013-C17	4.02%, $850,000 par, due 12/15/2046		(1)	904,758
Windermere Aviation LLC	2.35%, $1,155,670 par, due 5/27/2026		(1)	1,149,452
Xcel Energy Inc	2.60%, $490,000 par, due 3/15/2022		(1)	488,002
Wells Fargo/BlackRock Short Term Investment Fund S	0.83%, $6,054,808 par		(1)	6,054,808
				436,902,504
	Accrued income			1,604,915
	Cash			24,190
	Receivable for investment payments due			405,726
	Adjustment from fair value to current value			(810,293)
	Total			438,127,042
52(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
	Total underlying securities of security-backed contracts at fair value				$3,988,289,457
	Accrued income				8,927,045
	Cash				61,249
	Variation margin payable				(32,750)
	Receivable for investment securities sold				6,916,000
	Receivable for investment payments due				1,281,428
	Payable for investment securities purchased on a forward commitment basis				(30,855,861)
	Wrapper contract fee payable				(1,300,163)
	Payable for investment securities purchased				(13,081,104)
	Investment management fee payable				(52,144)
	Pending trades				10,677,328
	Adjustment from fair value to current value				(4,017,012)
	Total security-backed contracts				3,966,813,473

	Collective investment funds:
	Wells Fargo/BlackRock Short Term Investment Fund S	0.83%			256,154,932
	Wells Fargo Stable Return Fund G	1.94%			298,213,715
	Total collective investment funds at contract value				554,368,647
	Total Stable Value Fund				4,521,182,120
*	Wells Fargo – ESOP
	Wells Fargo & Co. common stock allocated	Common stock fund	162,796,181	6,624,377,558	8,971,697,535
	Wells Fargo & Co. common stock unallocated	Common stock fund	11	516	606
	Wells Fargo ESOP – unallocated	Convertible preferred stock	1,439,181	1,565,131,966	1,712,154,012
	Short-term investments - allocated	Money Market Fund	113,638,960	113,638,960	113,638,960
	Short-term investments - unallocated	Money Market Fund	24,579,582	24,579,582	24,579,582
	Total Wells Fargo – ESOP				10,822,070,695
*	Wells Fargo – Non-ESOP
	Wells Fargo & Co. common stock	Common stock fund	16,723,466	687,791,791	921,630,211
	Short-term investments	Money market fund	14,831,296	14,831,296	14,831,296
	Total Wells Fargo – Non-ESOP				936,461,507
					$39,412,309,003
*	Represents a party-in-interest.
(1)	Cost information not required as investments are participant directed.
See accompanying report of independent registered public accounting firm.

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4j – Schedule of Reportable Transactions
Year Ended December 31, 2016
					Current value
		Purchase		Cost	of asset on	Net gain
Description of asset		price	Selling price	of asset	transaction date	or (loss)
*	Wells Fargo 2016 ESOP Cumulative
	Convertible preferred stock
	1 purchase	$1,248,900,000	—	—	—	—
	7 exchanges of securities		—	859,538,592	862,148,812	(2,610,220)
*	Party in interest

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLS FARGO & COMPANY 401(k) PLAN

/s/ Hope A. Hardison
Hope A. Hardison
Senior Executive Vice President
Director of Human Resources
Wells Fargo & Company

June 15, 2017

EXHIBIT INDEX

Exhibit No.	Description	Location

(23)	Consent of Independent Registered Public Accounting Firm	Filed herewith.